

TERADYNE, INC.
600 Riverpark Drive
North Reading, Massachusetts 01864

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

The Annual Meeting of Shareholders of Teradyne, Inc., a Massachusetts corporation, will be held on Tuesday, May 22, 2012 at 10:00 A.M. Eastern Time, at the offices of Teradyne, Inc. at 600 Riverpark Drive, North Reading, Massachusetts 01864, for the following purposes:

1. To elect the eight nominees named in the accompanying proxy statement to the Board of Directors to serve as directors for a one-year term.

2. To approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers.

3. To ratify the selection of the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

4. To transact such other business as may properly come before the meeting and any postponements or adjournments thereof.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on March 30, 2012, the record date fixed by the Board of Directors for such purpose.

By Order of the Board of Directors,

Charles J. Gray

Charles J. Gray, Secretary

April 12, 2012

Shareholders are requested to vote in one of the following three ways: (1) by completing, signing and dating the proxy card provided by Teradyne and returning it by return mail to Teradyne in the enclosed envelope or at the address indicated on the proxy card, (2) by completing a proxy using the toll-free telephone number listed on the proxy card, or (3) by completing a proxy on the Internet at the address listed on the proxy card.

Table of Contents

TERADYNE, INC.
600 Riverpark Drive
North Reading, Massachusetts 01864

PROXY STATEMENT

April 12, 2012

Proxies in the form provided by Teradyne, Inc. ("Teradyne" or the "Company") are solicited by the Board of Directors ("Board") of Teradyne for use at the Annual Meeting of Shareholders to be held on Tuesday, May 22, 2012, at 10:00 A.M. Eastern Time, at the offices of Teradyne, Inc. at 600 Riverpark Drive, North Reading, Massachusetts 01864.

Only shareholders of record as of the close of business on March 30, 2012 (the "Record Date") will be entitled to vote at this annual meeting and any adjournments thereof. As of the Record Date, 186,552,836 shares of common stock were issued and outstanding. Each share outstanding as of the Record Date will be entitled to one vote, and shareholders may vote in person or by proxy. Delivery of a proxy will not in any way affect a shareholder's right to attend the annual meeting and vote in person. Any shareholder delivering a proxy has the right to revoke it only by written notice to the Secretary or Assistant Secretary delivered at any time before it is exercised, including at the annual meeting. All properly completed proxy forms returned in time to be cast at the annual meeting will be voted.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 22, 2012

This Proxy Statement and the Accompanying Annual Report on Form 10-K, Letter to Shareholders, and Notice, are available at www.proxyvote.com

At the meeting, the shareholders will consider and vote upon the following proposals put forth by the Board:

1. To elect the eight nominees named in this proxy statement to the Board of Directors to serve as directors for a one-year term.

2. To approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers.

3. To ratify the selection of the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

The Board recommends that you vote **FOR** the proposals listed above.

On or about April 12, 2012, the Company mailed to its stockholders of record as of March 30, 2012 a notice containing instructions on how to access this proxy statement and the Company's annual report online and to vote. Also on April 12, 2012, the Company began mailing printed copies of these proxy materials to stockholders that have requested printed copies.

If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, the notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your proxy over the Internet. If you received a notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions for requesting such materials included in the notice.

If a shareholder completes and submits a proxy, the shares represented by the proxy will be voted in accordance with the instructions for such proxy. If a shareholder submits a proxy card but does not fill out the voting instructions, shares represented by such proxy will be voted FOR the proposals listed above.

Shareholders may vote in one of the following three ways:

1. by completing, signing and dating the proxy card provided by Teradyne and returning it in the enclosed envelope or by return mail to Teradyne at the address indicated on the proxy card,

2. by completing a proxy using the toll-free telephone number listed on the proxy card or notice, or

3. by completing a proxy on the Internet at the address listed on the proxy card or notice.

A majority of the outstanding shares represented at the meeting in person or by proxy shall constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. For this annual meeting, on all matters being submitted to shareholders, an affirmative vote of at least a majority of the shares voting on the matter at the meeting is required for approval. The vote on each matter submitted to shareholders is tabulated separately. Abstentions are not included in the number of shares present, or represented, and voting on each separate matter. Broker "non-votes" are also not included. An automated system administered by Teradyne's transfer agent tabulates the votes.

The Board knows of no other matter to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board will be voted in accordance with the judgment of those officers named as proxies and in accordance with the Securities and Exchange Commission's ("SEC's") proxy rules. See the section entitled "Shareholder Proposals for 2013 Annual Meeting of Shareholders" for additional information.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board presently consists of eight members, seven of whom are independent directors. Each director is elected annually for a one-year term. The terms of the directors expire at the 2012 Annual Meeting of Shareholders. The Board, based on the recommendation of the Nominating and Corporate Governance Committee, has nominated all current directors for re-election. Teradyne has no reason to believe that any of the nominees will be unable to serve; however, if that should be the case, proxies will be voted for the election of some other person (nominated in accordance with Teradyne's bylaws) or the Board will decrease the number of directors that currently serve on the Board. If elected, each director will hold office until the 2013 Annual Meeting of Shareholders.

The Board recommends a vote FOR the election to the Board of each of Messrs. Bagley, Bradley, Carnesale, Christman, Gillis, Guertin, Tufano and Vallee.

The following table sets forth the nominees to be elected at this annual meeting, the year each person was first appointed or elected, the principal occupation of that person during at least the past five years, that person's age, any other public company boards on which he serves or has served in the past five years, and the nominee's qualifications to serve on the Board. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led the Board to the conclusion that he should serve as a director, Teradyne also believes that all of its director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Teradyne and the Board. Additionally, Teradyne values the directors' significant experience on other public company boards of directors and board committees.

Nominees for Directors

Name	Year Became Director	Background and Qualifications
James W. Bagley	1996	Mr. Bagley, 73, has served as Executive Chairman of the Board of Directors of Lam Research Corporation since June 2005 and was the Chief Executive Officer and Chairman of the Board of Directors from September 1998 to June 2005 and the Chief Executive Officer and a director from August 1997 to September 1998. He also was Chairman and Chief Executive Officer of OnTrak Systems, Inc. from May 1996 until July 1997. From November 1981 until May 1996, Mr. Bagley held various positions at Applied Materials, Inc., including President and Chief Operating Officer from 1987 through 1993, Vice Chairman and Chief Operating Officer from January 1994 until October 1995, and Vice Chairman from October 1995 until May 1996. Mr. Bagley also served as a director of Micron Technology, Inc. from 1997 to January 2012. Mr. Bagley contributes valuable executive experience within the semiconductor equipment industry and widespread knowledge of the issues confronting complex global technology and manufacturing companies.
Michael A. Bradley	2004	Mr. Bradley, 63, has served as a director since April 2004 and as Chief Executive Officer since May 2004 and as President since May 2003. He was President of the Semiconductor Test Division from April 2001 until May 2003 and Chief Financial Officer from July 1999 until April 2001. From 1992 until 2001, he held various Vice President positions at Teradyne. Including service with the predecessor company, Mykrolis Corporation, Mr. Bradley has been a director of Entegris, Inc. since 2001. Mr. Bradley contributes valuable executive experience from his 33 years in multiple management roles, including as President and Chief Executive Officer, within Teradyne.
Albert Carnesale	1993	Mr. Carnesale, 75, has been the Chancellor Emeritus and Professor of the University of California, Los Angeles since July 2006 and served as Chancellor from July 1997 to July 2006. He held the position of Provost of Harvard University from October 1994 until June 1997 and the Dean of The John F. Kennedy School of Government from November 1991 through December 1995 where he also was a Professor of Public Policy from 1974 through 1997. From August 2005 to October 2008, Mr. Carnesale served as a director of Westwood One, Inc.; since May 2009, as a director of Nano Pacific Holdings, Inc.; and since February 2011, as a director of Amicrobe, Inc. He is currently a member of the U.S. Department of Energy's Blue Ribbon Commission on America's Nuclear Future. Mr. Carnesale contributes a very broad business perspective as well as extensive domestic and foreign public policy expertise.

Name	Year Became Director	Background and Qualifications
Daniel W. Christman	2010	Mr. Christman, 68, has served as Senior Counselor to the President of the U.S. Chamber of Commerce since 2009 and as Senior Vice President of International Affairs at the Chamber from 2003 until 2009. In 2001, he retired in the grade of Lieutenant General after a career in the United States Army that spanned more than 36 years. Immediately prior to his retirement, Mr. Christman was the Superintendent of the United States Military Academy at West Point from 1996 to 2001. From 1994 to 1996, he served as Assistant to the Chairman of the Joint Chiefs of Staff of the United States. Mr. Christman has been a director of Entegris, Inc., and its predecessor company Mykrolis Corporation, since 2001. Mr. Christman was a director of the United Services Automobile Association from 1995 to November 2010 and a director of Ultralife Batteries, Inc. from 2001 to March 2010 where he also was the Chairman from September 2009 to March 2010. Mr. Christman contributes his considerable experience with international business issues as well as expertise in leadership and management gained from his 36 plus years as a military leader.
Edwin J. Gillis	2006	Mr. Gillis, 63, has worked as a business consultant and private investor since January 2006. From July 2005 to December 2005, he was the Senior Vice President of Administration and Integration of Symantec Corporation, following the merger of Veritas Software Corporation and Symantec Corporation. He served as Executive Vice President and Chief Financial Officer of Veritas Software Corporation from November 2002 to June 2005, as the Executive Vice President and Chief Financial Officer of Parametric Technology Corporation from September 1995 to November 2002, and as the Chief Financial Officer of Lotus Development Corporation from 1991 to September 1995. Prior to joining Lotus, Mr. Gillis was a Certified Public Accountant and partner at Coopers & Lybrand L.L.P. Mr. Gillis has been a director of LogMeIn, Inc. since November 2007, a director of Sophos Plc. since November 2009 and a director of Responsys Inc. since March 2011. Mr. Gillis was also a director of BladeLogic, Inc. from 2007 to its acquisition by BMC Software in 2008 and a director of EqualLogic, Inc. from 2006 to its acquisition by Dell Computer in 2008. Mr. Gillis contributes extensive experience relating to the issues confronting global technology companies and financial reporting expertise as a former Chief Financial Officer of several publicly-traded technology companies.

Name	Year Became Director	Background and Qualifications
Timothy E. Guertin	2011	Mr. Guertin, 62, has been the Chief Executive Officer of Varian Medical Systems, Inc. since February 2006 and President since August 2005. He served as Chief Operating Officer from October 2004 to February 2006 and as Corporate Executive Vice President from October 2002 to August 2006. Prior to that time, he was President of Varian's Oncology Systems business unit from 1992 to January 2005 and a Corporate Vice President from 1992 to 2002. Mr. Guertin contributes significant executive experience at a global technology and manufacturing company with issues similar to those confronting Teradyne.
Paul J. Tufano	2005	Mr. Tufano, 58, has been the Executive Vice President and Chief Financial Officer of Alcatel-Lucent since December 2008. Mr. Tufano was the Executive Vice President and Chief Financial Officer of Solectron Corporation from January 2006 to October 2007 and Interim Chief Executive Officer from February 2007 to October 2007. Prior to joining Solectron, Mr. Tufano worked at Maxtor Corporation where he was President and Chief Executive Officer from February 2003 to November 2004, Executive Vice President and Chief Operating Officer from April 2001 to February 2003 and Chief Financial Officer from July 1996 to April 2001. From 1979 until he joined Maxtor Corporation in 1996, Mr. Tufano held a variety of management positions in finance and operations at International Business Machines Corporation. Mr. Tufano contributes widespread knowledge of the issues confronting complex technology and manufacturing companies and extensive financial reporting expertise.
Roy A. Vallee	2000	Mr. Vallee, 59, has been Executive Chairman of the Board of Directors of Avnet, Inc. since July 2011 and a director of Avnet, Inc. since 1991. From July 1998 to July 2011, he was Chairman of the Board of Directors and Chief Executive Officer of Avnet, Inc. He also was Vice Chairman of the Board of Directors from November 1992 to July 1998 and President and Chief Operating Officer from March 1992 until July 1998. Since 2003, Mr. Vallee has been a director of Synopsys, Inc. He is currently a member of both the Federal Reserve's 12th District Advisory Council and the Board of the National Association of Wholesalers. Mr. Vallee contributes valuable executive experience within the global technology industry as well as extensive knowledge of the issues affecting complex technology companies.

PROPOSAL NO. 2

ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Company is providing shareholders with the opportunity at the 2012 Annual Meeting to vote on the following advisory resolution, commonly known as "Say-on-Pay":

> RESOLVED, that the shareholders of the Company approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement under the headings "Compensation Discussion and Analysis" and "Executive Compensation Tables" pursuant to Item 402 of Regulation S-K.

Teradyne's Board of Directors has implemented an executive compensation program that rewards performance. The Board fosters a performance-oriented environment by tying a significant portion of each executive officer's cash and equity compensation to the achievement of short- and long-term performance targets that are important to the Company and its shareholders. The Board of Directors has designed the Company's executive compensation program to attract, motivate, reward and retain the senior management talent required to achieve the Company's corporate objectives and increase shareholder value. The Company believes that the compensation policies and program are centered on a pay-for-performance philosophy and are strongly aligned with the long-term interests of shareholders.

The performance-based executive compensation program resulted in compensation for the Company's named executive officers that reflects the Company's outstanding financial results for 2011. Despite a down-turn in the semiconductor test market, the Company generated significant free cash flow on revenue of $1.4 billion. The Company maintained its industry-leading profitability rate in 2011. Each business unit achieved profitability above the Company's model. Teradyne's Systems Test Group had record profitability with revenue from its Storage Test business unit more than tripling from 2010.

The Company's performance-based variable compensation is tied both to its rate of profitability and to the achievement of certain business goals, including market share gains, strategic customer wins, engineering project milestones, cost controls and other growth targets – the achievement of which positively impact the Company's long-term performance. Due to the Company's market-leading rate of profitability and achievement of certain business goals, executive officers received 198% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units.

The compensation of the executive officers over the last four years demonstrates the correlation between pay and performance. The 2011 and 2010 compensation for the named executive officers contrasts to compensation received for 2008 and 2009 where executive officers received compensation well below target. For 2009, executive officers received a 39% payout of target variable cash compensation, were not granted any performance-based restricted stock units and took base salary pay cuts which were only restored late in the year when business improved. Similarly, in 2008, the executive officers received a 45% payout of target variable cash compensation and none of their performance-based restricted stock units were received following the severe industry downtown. In 2010, due to the Company's record rate of profitability and achievement of business goals, the executive officers received the maximum 200% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units. In 2011, the Company had superior results across all of its business units but because it did not achieve certain growth targets, the variable compensation payout fell slightly below the 200% cap.

The Board of Directors' focus on pay-for-performance resulted in the Company's shareholders voting to approve the Say-on-Pay advisory resolution at the 2011 Annual Meeting of Shareholders with 98% of the votes cast approving the resolution. Notwithstanding the approval of the resolution, the Board of Directors continues to assess the Company's executive compensation program to ensure it remains aligned with both short- and long-term performance.

The Company will report the results of the "Say-on-Pay" vote in a Form 8-K following the 2012 Annual Meeting of Shareholders. The Company also will disclose in subsequent proxy statements how the Company's compensation policies and decisions take into account the results of the shareholder advisory vote on executive compensation.

The Board recommends a vote FOR the advisory resolution approving the compensation of the Company's named executive officers as described in this proxy statement.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected (and the Board of Directors has approved) PricewaterhouseCoopers LLP to serve as Teradyne's independent registered public accounting firm for the fiscal year ending December 31, 2012. PricewaterhouseCoopers LLP, or its predecessor Coopers & Lybrand L.L.P., has served as Teradyne's independent registered public accounting firm since 1968. Teradyne expects that a representative from PricewaterhouseCoopers LLP will be at the annual meeting, will have the opportunity to make a statement if so desired and will be available to respond to appropriate questions. The ratification of this selection is not required by the laws of The Commonwealth of Massachusetts, where Teradyne is incorporated, but the results of this vote will be considered by the Audit Committee in selecting an independent registered accounting firm for future fiscal years.

The Board recommends a vote FOR ratification of the selection of PricewaterhouseCoopers LLP.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

Corporate Governance and Board Policies

Teradyne is committed to good, transparent corporate governance to ensure that the Company is managed for the long-term benefit of its shareholders. The Board of Directors has adopted Corporate Governance Guidelines ("Guidelines") to provide a framework for the effective governance of Teradyne. The Nominating and Corporate Governance Committee periodically reviews the Guidelines and recommends changes, as appropriate, to the Board of Directors for approval. The Board of Directors has also adopted written charters for its standing committees (Audit, Compensation, and Nominating and Corporate Governance), and the Company has a Code of Conduct applicable to all directors, officers and employees. Copies of the Guidelines, committee charters, and Code of Conduct are available on the Company's web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link. Teradyne posts additional information on its web site from time to time as the Board makes changes to Teradyne's corporate governance policies.

Teradyne has instituted a variety of policies and practices to foster and maintain good corporate governance. The Board reviews these practices on a regular basis. Teradyne's current policies and practices include the following:

- Independent Directors as Majority of Board and independent Board Chair;
- All Directors Elected Annually for One-Year Term with Majority Voting for Uncontested Board Elections;
- Policy that "Poison Pill" Requires Shareholder Approval;
- Recoupment of Incentive Compensation from Executives for Fraud Resulting in Financial Restatement;
- Director and Executive Officer Stock Ownership Guidelines;
- Annual Board and Committee Self-Assessment; and
- Review by Nominating and Corporate Governance Committee of Director's Change in Position.

Board Nomination Policies and Procedures

Director nominees are evaluated on the basis of a range of criteria, including (but not limited to): integrity, honesty and adherence to high ethical standards; business acumen, experience and ability to exercise sound judgments and contribute positively to a decision-making process; commitment to understanding Teradyne and its industry, and to regularly attend and participate in Board and Committee meetings; ability to ensure that outside commitments do not materially interfere with duties as a Board member; absence of a conflict of interest or appearance of a conflict of interest; and other appropriate considerations. Nominees, excluding directors serving on Teradyne's Board on January 28, 1997, shall be 72 years or younger as of the date of election or appointment. No director may serve on more than four other public company boards.

The Nominating and Corporate Governance Committee is responsible for identifying, evaluating and recommending candidates for election to the Board. The Nominating and Corporate Governance Committee does not distinguish between nominees recommended by shareholders and other nominees. All nominees must meet, at a minimum, the board membership criteria described above.

The Board seeks nominees with a broad diversity of viewpoints, professional experience, education, geographic representation, backgrounds and skills. The Board does not assign specific weights to particular criteria for prospective nominees. Teradyne believes that the backgrounds and qualifications of directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Shareholders wishing to suggest candidates to the Nominating and Corporate Governance Committee for consideration as potential director nominees may do so by submitting the candidate's name, experience, and other relevant information to the Nominating and Corporate Governance Committee, 600 Riverpark Drive, North Reading, MA 01864. Shareholders wishing to nominate directors may do so by submitting a written notice to the Secretary at the same address in accordance with the nomination procedures set forth in Teradyne's bylaws. Additional information regarding the nomination procedure is provided in the section below captioned "Shareholder Proposals for 2013 Annual Meeting of Shareholders".

Director Independence

Teradyne's Corporate Governance Guidelines require that at least a majority of the Board shall be independent. To be considered independent, a director must satisfy the definitions pursuant to the SEC and NYSE rules, meet the standards regarding director independence adopted by Teradyne, and, in the Board's judgment, not have a material relationship with Teradyne. The standards for determining independence are available on Teradyne's web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link.

The Board has determined that the following directors are independent using the criteria identified above: James W. Bagley, Albert Carnesale, Daniel W. Christman, Edwin J. Gillis, Timothy E. Guertin, Paul J. Tufano and Roy A. Vallee. In determining the independence of Teradyne's directors, the Board reviewed and determined that the following did not preclude a determination of independence under Teradyne's standards: Mr. Tufano's position as Executive Vice President and Chief Financial Officer of Alcatel-Lucent, one of Teradyne's customers; and Mr. Vallee's position as Executive Chairman of the Board of Avnet, Inc., one of Teradyne's customers and suppliers, and his position as a director of Synopsys, Inc., one of Teradyne's customers. The Board has determined that Mr. Bradley is not independent because he is Teradyne's Chief Executive Officer and President.

All members of the Company's three standing committees – the Audit, Compensation and Nominating and Corporate Governance Committee – are required to be independent and have been determined by the Board to be independent pursuant to the SEC and NYSE rules, as well as Teradyne's standards.

The independent directors of the Board and its standing committees periodically meet without management present.

Board Leadership Structure

Since August 2010, Albert Carnesale has served as an independent Chair of the Board. The Board believes that having an independent Chair is the preferred corporate governance structure for the Company because it strikes an effective balance between management and independent leadership participation in the Board process.

Code of Ethics

The Code of Conduct is Teradyne's ethics policy. The Board has established a means for anyone to report violations of the ethics policy on a confidential or anonymous basis. Teradyne's Code of Conduct is available on Teradyne's web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link.

Teradyne maintains an insider trading policy as part of its Code of Conduct. Among other things, the insider trading policy prohibits trading on material non-public information and provides that directors, executive officers and certain other employees are prohibited from buying or selling Teradyne securities during the Company's non-trading periods, also called "blackout periods", except pursuant to an approved trading plan.

Teradyne shall disclose any change to or waiver from the Code of Conduct granted to an executive officer or director within four business days of such determination by disclosing the required information on its web site at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link.

Board Oversight of Risk

Management is responsible for the day-to-day management of risks to the Company, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. Management attends regular Board and committee meetings and discusses with the Board and committees various risks confronting the Company, including operational, legal, market and competitive risks.

Related Party Transactions

Under Teradyne's written "Conflict of Interest Policy," which is part of Teradyne's Code of Conduct, the General Counsel notifies the Audit Committee of any investment or other arrangement to be entered into by Teradyne that could or would be perceived to represent a conflict of interest with any of the executive officers or directors. Every year Teradyne makes an affirmative inquiry of each of the executive officers and directors as to their existing relationships. Teradyne reports the results of these inquiries to the Audit Committee.

Shareholder Communications with Board of Directors

Shareholders and other interested parties may communicate with one or more members of the Board, including the Chair, or the non-management directors as a group by writing to the Non-Management Directors, Board of Directors, 600 Riverpark Drive, North Reading, MA 01864 or by electronic mail at nonmanagementdirectors@teradyne.com. Any communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities, such as customer complaints, will be sent to the appropriate executive. Solicitations, junk mail, computer viruses, and obviously frivolous or inappropriate communications will not be forwarded, but will be made available to any director who wishes to review them.

Under Teradyne's Corporate Governance Guidelines, each director is expected to attend each annual meeting of shareholders. All directors attended the 2011 Annual Meeting of Shareholders held on May 24, 2011.

Board Meetings

The Board met five times during the year ended December 31, 2011. The non-employee directors, all of whom are independent, held executive sessions in which they met without management after its regularly scheduled meetings during 2011. The Chair of the Board presides over all Board meetings and each executive session. During 2011, each director attended at least 75% of the total number of meetings of the Board and committee meetings held while such person served as a director. Teradyne's Corporate Governance Guidelines, which are available at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link, provide a framework for the conduct of the Board's business.

Board Committees

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. In accordance with the rules of the New York Stock Exchange, all of the committees are comprised of independent directors. The members of each committee are appointed by the Board based on the recommendation of the Nominating and Corporate Governance Committee. Each committee performs a self-evaluation and reviews its charter annually. Actions taken by any committee are reported to the Board, usually at the next Board meeting following the action. The table below shows the current membership of each of the standing committees:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
James W. Bagley	Albert Carnesale	Albert Carnesale
Edwin J. Gillis*	Daniel W. Christman	Daniel W. Christman*
Paul J. Tufano	Timothy E. Guertin	Timothy E. Guertin
	Roy A. Vallee*	Roy A. Vallee

* Committee Chair

Audit Committee

The Audit Committee has three members, all of whom have been determined by the Board to be independent pursuant to the SEC and NYSE rules, as well as Teradyne's independence standards. In addition, the Board determined that each member of the Audit Committee is financially literate and an "audit committee financial expert" as defined in the rules and regulations promulgated by the SEC. The Audit Committee's oversight responsibilities, described in greater detail in its charter, include, among other things:

- matters relating to the financial disclosure and reporting process, including the system of internal controls;
- performance of the internal audit function;
- compliance with legal and regulatory requirements; and
- appointment and activities of the independent registered public accounting firm.

The Audit Committee met eleven times during 2011. The responsibilities of the Audit Committee and its activities during 2011 are more fully described in the Audit Committee Report contained in this proxy statement.

Compensation Committee

The Compensation Committee has four members all of whom have been determined by the Board to be independent pursuant to the SEC and NYSE rules, as well as Teradyne's independence standards. The Compensation Committee's primary responsibilities, discussed in greater detail in its charter, include, among other things:

- oversight of Teradyne's compensation plans and policies;
- recommend changes and/or recommend the adoption of new plans to the Board, as appropriate;
- review and recommend to the Board each year the compensation for non-employee directors;
- evaluation of and recommendation to the independent directors of the Board the annual cash and equity compensation and benefits to be provided for the Chief Executive Officer; and
- review and approval of the cash and equity compensation and benefit packages of the other executive officers.

The Compensation Committee has the authority to and does engage the services of independent advisors, experts and others to assist it from time to time. Teradyne's compensation and benefits group in the Human Resources Department supports the Compensation Committee in its work and assists in administering the compensation plans and programs.

The Compensation Committee met five times during 2011.

The Compensation Committee has retained Compensia, Inc. ("Compensia"), an independent executive compensation advisor, regarding Teradyne's executive and Board compensation policies and practices, including: (1) an executive officer compensation competitive analysis; (2) a director compensation competitive analysis; (3) a peer group analysis; and (4) a Tally sheet analysis for executive officers. Compensia has provided no other services to the Compensation Committee or Teradyne.

The Compensation Committee also uses proprietary compensation surveys prepared by the Radford Executive Survey, a technology company executive compensation survey.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. None of Teradyne's executive officers serves on the Compensation Committee of any of the companies in which the directors are officers.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has four members, all of whom have been determined by the Board to be independent pursuant to SEC and NYSE rules, as well as Teradyne's independence standards. The Nominating and Corporate Governance Committee's primary responsibilities, discussed in greater detail in its charter, include, among other things:

- identify individuals qualified to become Board members;
- recommend to the Board the nominees for election or re-election as directors at the annual meeting of shareholders;
- develop and recommend to the Board a set of corporate governance principles;
- oversee and advise the Board with respect to corporate governance matters; and
- oversee the evaluation of the Board.

The Nominating and Corporate Governance Committee identifies director candidates through numerous sources, including recommendations from existing Board members, executive officers, and shareholders and through engagements with executive search firms.

Non-employee directors must notify the Nominating and Corporate Governance Committee if the director experiences a change of position from that held upon first becoming a member of the Board. Upon any such notification, the Nominating and Corporate Governance Committee will review the appropriateness of the director's continued membership under the circumstances. Teradyne's Corporate Governance Guidelines also provide that the continuation of a former Chief Executive Officer of the Company on the Board is a matter to be decided by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee met four times during 2011.

Director Compensation

Teradyne uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. Non-employee directors' compensation is determined by the Board at the recommendation of the Compensation Committee. Directors who are employees of Teradyne receive no compensation for their service as a director.

Effective May 24, 2011, upon the recommendation of the Compensation Committee after review of benchmark data for Teradyne's peer companies, the Board increased the compensation for non-employee directors.

Cash Compensation

In 2011, the non-employee directors were compensated at the rate of $65,000 per year pro rated from January 1, 2011 until May 24, 2011 and compensation at the rate of $70,000 per year pro rated from May 24, 2011 through December 31, 2011. The Chair of the Compensation Committee received an additional $7,500 per year pro rated from January 1, 2011 until May 24, 2011 and an additional $10,000 per year pro rated from May 24, 2011 through December 31, 2011. The Chair of the Nominating and Corporate Governance Committee received an additional $7,500 per year. The Chair of the Audit Committee received an additional $12,500 per year pro rated from January 1, 2011 until May 24, 2011 and an additional $15,000 per year pro rated from May 24, 2011 through December 31, 2011. The Board Chair received an additional $65,000 per year pro rated from January 1, 2011 until May 24, 2011 and an additional $70,000 per year pro rated from May 24, 2011 through December 31, 2011.

Equity Compensation

Each non-employee director receives an annual grant having a fair market value equal to $120,000, an increase of $10,000 from the value of equity compensation in 2010, on the earlier of (i) the date that the annual meeting of shareholders is held and (ii) the last Thursday in May. This annual grant vests in full on the one-year anniversary of the date of grant.

Each new non-employee director is granted an award on the date first elected or appointed to the Board (other than pursuant to an election at the annual meeting of shareholders) having a fair market value equal to $120,000 pro-rated daily to reflect the period between the director's date of election or appointment and the date of the next annual board grant. This grant to new, non-employee directors vests in full on the date of the next annual board grant.

Director Deferral Program

The non-employee directors may elect to defer their cash and/or equity compensation and have the compensation invested into (1) an interest bearing account (based on ten-year treasury note interest rates) or (2) a deferred stock unit ("DSU") account. If a non-employee director elects to participate in the plan, he or she will receive either the cash value of the interest bearing account or shares of the common stock underlying the DSU's within ninety (90) days following the end of his or her board service.

Director Stock Ownership Guidelines

The Company maintains stock retention and stock ownership guidelines to align the interests of directors with those of the shareholders and ensure that the directors have an ongoing financial stake in the Company's success. Pursuant to the guidelines, directors are expected to attain (within five years from the date of initial election to the Board) and maintain an investment level in stock equal to three times the annual cash retainer of a director. All of the directors met the ownership guidelines as of year-end.

Director Compensation Table for 2011

The table below summarizes the compensation Teradyne paid to persons who served as a non-employee director for all or a portion of the fiscal year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
James W. Bagley	$ 68,063	$120,008	$0	$188,071
Albert Carnesale	$136,126	$120,008	$0	$256,134
Daniel W. Christman	$ 75,563	$120,008	$0	$195,571
Edwin J. Gillis	$ 82,095	$120,008	$0	$202,103
Timothy E. Guertin(3)	$ 64,313	$155,872	$0	$220,185
Paul J. Tufano	$ 68,063	$120,008	$0	$188,071
Roy A. Vallee	$ 77,095	$120,008	$0	$197,103

(1) The amounts in the "Stock Awards" column represent the grant date fair value of the 2011 RSU grant calculated in accordance with FASB ASC Topic 718 (previously FAS 123R). For a discussion of the assumptions underlying this valuation please see Note B to the Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal year 2011.

(2) As of December 31, 2011, non-employee directors had the following vested options outstanding: Mr. Bagley 15,000, Mr. Carnesale 15,000, Mr. Tufano 25,000, and Mr. Vallee 15,000.

(3) In addition to the annual grant for non-employee directors, Mr. Guertin also received an equity award on January 24, 2011, the date he was appointed to the Board, having a fair market value of $35,864, which is equal to $110,000 pro-rated daily to reflect the period between Mr. Guertin's date of appointment and the date of the next annual board grant in May 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Teradyne's directors, executive officers and any person who owns more than 10% of Teradyne's common stock to file reports of initial common stock ownership and changes in common stock ownership with the SEC and the NYSE. Based solely on a review of these forms and written representations received from the directors and executive officers, Teradyne believes that all Section 16 filing requirements were met during the year January 1, 2011 through December 31, 2011.

AUDIT AND FINANCIAL ACCOUNTING OVERSIGHT

Principal Accountant Fees and Services

Fees for Services Provided by PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees for services provided by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, for the fiscal years ended December 31, 2011 and December 31, 2010.

	2011	2010
Audit Fees	$2,213,150	$1,702,770
Audit-Related Fees	—	—
Tax Fees	—	20,000
All Other Fees	1,800	1,500
Total:	$2,214,950	$1,724,270

Audit Fees

Audit Fees are fees related to professional services rendered for the audit of the Company's annual financial statements and internal control over financial reporting for fiscal years 2011 and 2010. These fees include the review of the Company's interim financial statements included in its quarterly reports on Form 10-Q and services that are normally provided by PricewaterhouseCoopers LLP in connection with other statutory and regulatory filings or engagements. During 2011, these services included audit services with respect to the acquisition of LitePoint Corporation, the divestiture of the Company's Diagnostic Solutions business unit and the release of the Company's deferred tax asset valuation allowance.

Tax Fees

Tax Fees in 2010 were for professional services related to the divestiture of the Company's Diagnostic Solutions business unit.

All Other Fees

All Other Fees are fees for services other than audit fees, audit-related fees and tax fees. In both 2011 and 2010, there were fees of $1,500 paid related to technical accounting software licenses.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

During 2011 and 2010, the Audit Committee pre-approved all audit and other services performed by PricewaterhouseCoopers LLP.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm in order to ensure that the provision of such services does not impair the independent registered public accounting firm's independence. These services may include audit services, audit-related services, tax services and other services. In addition to generally pre-approving, on a case-by-case basis, services provided by the independent registered public accounting firm, the Audit Committee adopted a policy for the pre-approval of certain specified services that may be provided by the independent registered public accounting firm. Under this policy, the Audit Committee has pre-approved the independent registered public accounting firm's engagement for the provision of certain services set forth in a detailed list subject to a dollar limit of either $50,000 or $100,000, depending on the service. The services set forth on the list have been identified in a sufficient level of detail so that management will not be called upon to make a judgment as to whether a proposed service fits within the pre-approved service list. Pursuant to the policy, management informs the Audit Committee, at least annually or more frequently upon its request, if the Company uses any pre-approved service and the fees incurred in connection with that service.

Audit Committee Report

In 2012, the Audit Committee reviewed Teradyne's audited financial statements for the fiscal year ended December 31, 2011 and met with both management and PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), Teradyne's independent registered public accounting firm, to discuss those financial statements.

The Audit Committee also reviewed the report of management contained in Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC, as well as PricewaterhouseCoopers' report included in Teradyne's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with PricewaterhouseCoopers various matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received from and discussed with PricewaterhouseCoopers the written disclosures required by the Public Company Accounting Oversight Board's Rule 3256, Communication with Audit Committees Concerning Independence, regarding the independent registered accounting firm's communication with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers its independence.

Based on these reviews and discussions with management and PricewaterhouseCoopers, the Audit Committee recommended to the Board (and the Board has approved) that Teradyne's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

AUDIT COMMITTEE

Edwin J. Gillis (Chair)
James W. Bagley
Paul J. Tufano

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 (the "Securities Act"), as amended or the Exchange Act, except to the extent that Teradyne specifically incorporates it by reference in any such filing.

OWNERSHIP OF SECURITIES

The following table sets forth as of March 30, 2012 information relating to the beneficial ownership of Teradyne's common stock by each director and executive officer, individually and as a group.

Name	Amount and Nature of Ownership(1)(2)	Percent of Class
James W. Bagley(3)	152,762	*
Gregory R. Beecher	92,009	*
Michael A. Bradley(4)	526,646	*
Albert Carnesale	60,522	*
Daniel W. Christman	13,218	*
Edwin J. Gillis	90,879	*
Charles J. Gray	60,092	*
Timothy E. Guertin	10,321	*
Jeffrey R. Hotchkiss	38,978	*
Mark E. Jagiela	117,866	*
Paul J. Tufano	59,722	*
Roy A. Vallee(5)	93,785	*
All executive officers and directors as a group (12 people consisting of 5 executive officers and 7 non-employee directors)(6)	1,316,800	0.71%

* less than 1%

(1) Unless otherwise indicated, the named person possesses sole voting and dispositive power with respect to the shares. The address for each named person is: c/o Teradyne, Inc., 600 Riverpark Drive, North Reading, Massachusetts 01864.

(2) Includes shares of common stock which have not been issued but which either (i) are subject to options which either are presently exercisable or will become exercisable within 60 days of March 30, 2012, (ii) are subject to restricted stock units which vest within 60 days of March 30, 2012, or (iii) with respect to certain non-employee directors, are issuable pursuant to the Teradyne Deferral Plan for Non-Employee Directors (the "Deferral Plan") within 90 days of the date the non-employee director ceases to serve as such, as follows: Mr. Bagley, 32,673 shares (including 24,860 shares issuable pursuant to the Deferral Plan); Mr. Beecher, 6,936 shares; Mr. Bradley, 201,817 shares; Mr. Carnesale, 7,813 shares; Mr. Christman, 7,813 shares; Mr. Gillis, 24,192 shares (including 16,379 shares issuable pursuant to the Deferral Plan); Mr. Gray, 31,960 shares; Mr. Guertin, 7,813 shares; Mr. Hotchkiss, 3,338 shares; Mr. Jagiela, 6,936 shares; Mr. Tufano, 7,813 shares; Mr. Vallee, 46,451 shares (including 38,638 shares issuable pursuant to the Deferral Plan); all directors and executive officers as a group, 385,555 shares (including 79,877 shares issuable pursuant to the Deferral Plan).

(3) Includes 120,089 shares of common stock held in a family trust for the benefit of Mr. Bagley and his wife.

(4) Includes 324,829 shares of common stock over which Mr. Bradley shares voting and dispositive power with his wife.

(5) Includes 47,334 shares of common stock held in a family trust for the benefit of Mr. Vallee and his wife.

(6) The group is comprised of Teradyne's executive officers and directors on March 30, 2012. Includes (i) an aggregate of 242,862 shares of common stock which the directors and executive officers as a group have the right to acquire by exercise of stock options within 60 days of March 30, 2012 granted under the stock plans, (ii) an aggregate of 62,816 shares of common stock which the directors and executive officers as a group will acquire by the vesting of restricted stock units within 60 days of March 30, 2012, and (iii) an aggregate of 79,877 shares of common stock issuable to non-employee directors pursuant to the Deferral Plan.

The following table sets forth certain persons who, based upon Schedule 13G filings made since December 31, 2011, own beneficially more than five percent of Teradyne's common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(4)
Royce & Associates, LLC(1) 745 Fifth Avenue New York, New York 10151	21,642,019	11.76%
BlackRock, Inc.(2) 40 East 52nd Street New York, New York 10022	16,496,689	8.80%
The Vanguard Group, Inc.(3) 100 Vanguard Blvd. Malvern, Pennsylvania 19355	11,748,056	6.38%

(1) As set forth in Amendment No. 1 to a Schedule 13G, filed on January 23, 2012, Royce & Associates, LLC had, as of December 31, 2011, sole dispositive power and sole voting power with respect to all of the shares.

(2) As set forth in Amendment No. 2 to a Schedule 13G, filed on February 10, 2012, BlackRock, Inc. had, as of December 31, 2011, sole dispositive power and sole voting power with respect to all of the shares.

(3) As set forth in Amendment No. 2 to a Schedule 13G, filed on February 9, 2012, The Vanguard Group, Inc. had, as of December 31, 2011, sole dispositive power with respect to 11,494,233 shares, shared dispositive power with respect to 253,823 shares and sole voting power with respect to 253,823 shares.

(4) Ownership percentages were obtained from Schedule 13G filings and reflect the number of shares of common stock held as of December 31, 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

2011 Executive Compensation Summary

Teradyne is a leading global supplier of automatic test equipment. The Company designs, develops, manufactures and sells automatic test systems and solutions to test complex electronics in the consumer electronics, automotive, computing, telecommunications, wireless, and aerospace and defense industries. The automatic test equipment market is highly competitive and is subject to business cycles characterized by rapid changes in demand that necessitate adjusting operations and managing spending prudently across business cycles.

Teradyne's performance-based executive compensation program resulted in compensation for the Company's named executive officers that reflects the Company's outstanding financial results for 2011. The Company maintained its industry-leading profitability rate in 2011. Each business unit achieved profitability above the Company's model. Notably, Teradyne's Systems Test Group had record profitability with revenue from its Storage Test business unit more than tripling from 2010.

In 2011, the Company had revenue of $1.4 billion and generated significant free cash flow despite a downturn in the semiconductor test market. Teradyne's performance for 2010 and 2011 has equaled or surpassed the performance of semiconductor "front-end" capital equipment companies who historically have achieved superior profitability to the companies such as Teradyne in the "back-end", semiconductor test market.

The Company continued to invest for future growth while maintaining financial discipline. This resulted in the Company's market-leading profitability. The long-term growth initiatives included the acquisition of LitePoint which expands the Company's served market by nearly $1 billion and extends its reach further into the fast-growing wireless test market.

The Company's performance-based variable compensation is tied both to its rate of profitability and to the achievement of certain business goals, including market share gains, strategic customer wins, engineering project milestones, cost controls and other growth targets – the achievement of which positively impact the Company's long-term performance. Due to the Company's market-leading rate of profitability and achievement of certain business goals, executive officers received 198% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units.

The compensation of the executive officers over the last four years demonstrates the correlation between pay and performance. The 2011 and 2010 compensation for the named executive officers contrasts to compensation received for 2008 and 2009 where executive officers received compensation well below target. For 2009, executive officers received a 39% payout of target variable cash compensation, were not granted any performance-based restricted stock units and took base salary pay cuts which were only restored late in the year when business improved. Similarly, in 2008, the executive officers received a 45% payout of target variable cash compensation and none of their performance-based restricted stock units were received following the severe industry downtown. In 2010, due to the Company's record rate of profitability and achievement of business goals, the executive officers received the maximum 200% of their target variable cash compensation payout and 200% of their target performance-based restricted stock units. In 2011, the Company again had superior results across all of its business units but because it did not achieve certain growth targets, the variable compensation payout fell slightly below the 200% cap.

The Board of Directors believes that the executive compensation for 2011 is reasonable and appropriate, is justified by the superior performance of the Company and is the result of a carefully considered approach. The Board further believes that the mix of short- and long-term business goals reflects the correct balance between short-term financial performance and long-term shareholder return. Though the Compensation Committee and Board will continue to review the executive compensation program, the past four years indicate that the program effectively rewards executive officers when there is superior performance by the Company, while appropriately adjusting compensation downward in the case of less-than-superior performance.

Executive Compensation Objectives

The objectives of the executive compensation program are to provide a competitive level of compensation that:

1) aligns the interests of the executive officers with the shareholders;
2) links executive officer compensation closely to corporate performance;
3) motivates executive officers to achieve the Company's short-term and long-term operating and financial goals without encouraging excessive or inappropriate risk; and
4) assists in attracting and retaining qualified executive officers.

In setting compensation levels for executive officers (or in the case of the Chief Executive Officer, in making recommendations to the independent members of the Board), the Compensation Committee takes into account such factors as internal equity, market and peer data, benefits, individual and corporate performance and the general and industry-specific business environment, as well as the roles and responsibilities of each executive officer.

Role of the Compensation Committee

The Compensation Committee's role is to fulfill certain responsibilities of the Board relating to compensation for the executive officers, and to review and oversee the administration of equity-based incentives, profit sharing, deferred compensation, retirement and pension plans, and other compensatory plans. The Compensation Committee recommends to the Board's independent directors all aspects of the Chief Executive Officer's compensation and is also responsible for approving all aspects of the other executive officers' compensation. The Compensation Committee has the authority to select, retain and terminate compensation consultants, independent counsel and such other advisors as it determines necessary to carry out its responsibilities and approve the fees and other terms of retention of any such advisors.

Role of Executive Officers in Determining Executive Pay

The Chief Executive Officer makes individual compensation recommendations for the executive officers to the Compensation Committee for its review, consideration and determination. The Compensation Committee's independent executive compensation consultant and members of the human resources department provide market and peer information for benchmarking purposes. The executive officers do not recommend or determine any element or component of their own pay package or their total compensation amount.

Benchmarking

To assure its compensation is competitive, Teradyne makes extensive use of benchmarking for its worldwide employee programs and its executive officer compensation. This benchmarking includes data gathered from surveys, compensation consultants and public filings.

In 2010, the Compensation Committee engaged an independent compensation consulting firm, Compensia, to develop benchmark comparisons of the peer companies as well as analyze executive pay packages and contracts and understand the impact of the Company's financial measures on the pay package. Compensia recommended to the Compensation Committee a peer group that it believed reflects organizations of comparable size (revenue and market capitalization) and operations (product type and geographic scope) to Teradyne and that provided an appropriate sample size for benchmark comparisons. Compensia proposed, and the Compensation Committee reviewed and approved, a peer group that included the 21 companies listed below:

Atmel	National Semiconductor
Ciena	Novellus
Fairchild Semiconductor	Plantronics
FEI	Polycom
Intermec	Tellabs
Itron	Trimble Navigation
JDS Uniphase	Varian Semiconductor
KLA-Tencor	Verifone Holdings
Lam Research	Verigy
Loral Space & Communications	Zebra Technologies
National Instruments	

In 2011, the Compensation Committee confirmed the continued applicability of the peer group to Teradyne and continued to use this peer group in determining 2011 compensation.

In 2012, the Compensation Committee engaged Compensia to reassess the peer group. Compensia recommended that the Compensation Committee retain the peer group which continued to reflect organizations of similar size and operations to Teradyne. Compensia also recommended removing National Semiconductor, Varian Semiconductor and Verigy from the peer group as each company had been acquired and was no longer reporting executive compensation information. As set forth in the table below, Teradyne is aligned to median revenues and median market capitalization in the peer group.

	Latest Reported Full Fiscal Year Revenue as of 12/31/11 (in millions)	**Market Capitalization on 12/31/11 (in millions)**
Median	$1,441	$2,189
Teradyne	1,429	2,502

Among the nineteen companies in the benchmark group including Teradyne, Teradyne ranks 10th of 19 (53rd percentile) in revenue and 9th of 19 (54th percentile) in market capitalization.

The Company augmented the peer group benchmarking by also using the Radford Executive Survey, a national executive compensation survey. From this survey, the Company used reported data for all semiconductor/semiconductor equipment companies as well as all technology companies between $750 million and $3 billion in revenue with a median of $1.4 billion.

Executive Compensation Program

Teradyne's Board of Directors has implemented an executive compensation program that addresses the cyclicality of the business and rewards performance across business cycles. The Board fosters a performance-oriented environment by tying a significant portion of each executive officer's cash and equity compensation to the achievement of short- and long-term performance targets that are important to the Company and its shareholders. The approach is designed to focus executives on creating stockholder value over the long-term and on delivering exceptional performance throughout fluctuations in business cycles.

The following chart illustrates performance-based target compensation for the named executive officers as a percentage of total target compensation for calendar year 2011.


Calendar Year 2011 NEO Target Pay Mix
53% Performance Based
Stock Options 11%
Base Salary 24%
Performance Based RSUs 23%
Time Based RSUs 23%
Annual Cash Incentive 19%

Target Cash Compensation

Target cash compensation includes base salary and performance-based variable cash compensation. Base salary is designed to attract and retain talented executives and to provide a stable source of income. Variable cash compensation links the executive officer's cash compensation with the Company's annual and strategic performance objectives and motivates executive officers to achieve Teradyne's financial, operating, and long-term goals.

Each January, the Compensation Committee sets target cash compensation for each executive officer, other than the Chief Executive Officer. The independent members of the Board set the target cash compensation for the Chief Executive Officer. The goal is that target compensation for each individual should be competitive with compensation of individuals holding similar roles and responsibilities within the peer companies and survey data used for benchmarking. The Committee and the Board also consider the performance of the Company relative to its peers, individual performance and the role and responsibilities of the executive officer.

The Compensation Committee sets performance-based variable cash compensation for executive officers as a percentage of base salary with a range, at target, of 65% to 75% of base salary. The target for Messrs. Beecher, Hotchkiss, and Jagiela is set at 75% and the target for Mr. Gray is set at 65%. The Board sets the target level of the Chief Executive Officer's performance-based variable cash compensation at 100% of base salary in line with industry practice. Executive variable cash compensation is capped at 200% of target to limit actual executive compensation for periods of exceptionally strong performance.

In January, the Compensation Committee also establishes the specific formulas for the year's variable cash compensation program. The performance-based variable cash compensation goals are determined by division and are based on: 1) a baseline formula for non-GAAP profit rate before interest and taxes or PBIT[1] percentage; and 2) measurable operating, financial and strategic goals which serve to either increase or decrease the variable compensation payout baseline calculation. The performance-based compensation for the named executive officers is based on a weighted averaging formula of the performance of all of the Company's divisions rather than by the performance of any one division. In establishing the performance targets, the Compensation Committee sets the PBIT percentage rate at a level it believes to be appropriate through the cycle for the businesses in which the Company operates, and sets other operating and financial goals based on the specific objectives of the Company for the year, as well as certain strategic objectives.

The goals may include strategic customer wins, market share gains, gross margin goals, new product introductions, engineering project milestones, cost controls and growth targets – the achievement of which positively impact the Company's long-term performance. Teradyne is not disclosing the specific performance targets for these key operating and financial goals because they represent confidential commercially sensitive information that Teradyne does not disclose to the public and it believes, if disclosed, would cause competitive harm. Goals such as product development, market share, new product introductions, and margin goals for new and existing products are inherently competitive and, if disclosed, would provide valuable insight into specific customers, markets, and areas where Teradyne is focusing.

The Compensation Committee sets operating, financial and strategic goals for the variable cash compensation program to align executive compensation with the Company's short-term financial and operating strategy and long-term growth strategy. In developing the variable compensation program, the Compensation Committee takes into account that the variable cash compensation targets are difficult to achieve because they are heavily contingent upon multiple factors, including technological innovations, customer demand and the actions of competitors. Goals to improve competitive positioning are challenging due to the strong competition within the Company's markets, while technical and engineering innovations make product development goals difficult to achieve in a fixed time frame. The operating, financial and strategic targets may increase or decrease the variable compensation payout up to 60%.

Following the close of each fiscal year, the variable cash pay-out is calculated and presented to the Compensation Committee for review. Based on their conclusions regarding the performance of the divisions, the Compensation Committee then determines the variable cash compensation for the named executive officers. The three-, five-, and ten-year moving average variable cash compensation payouts have been 146%, 111%, and 101%, respectively, of the target amount with a range of 39% to 200% for individual years.

Equity Compensation

Equity compensation is designed to align executive compensation with shareholder return, motivate and reward individual and Company performance, and attract and retain talented individuals. Teradyne's equity compensation program provides two types of long-term incentives: (1) time-based awards with four-year vesting conditioned upon continued service, supporting the Company's employee retention efforts; and (2) performance-based awards which reward the achievement of short- and long-term corporate goals and which, if earned, also include time-vesting requirements.

Equity awards are made under the shareholder approved 2006 Equity and Cash Compensation Incentive Plan. The awards granted to executive officers are based upon each officer's relative contribution, performance, and responsibility within the organization. The Compensation Committee assesses these factors each year for each executive officer.

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[1] PBIT is a non-GAAP financial measure equal to GAAP income from operations less restructuring and other, net, amortization of intangible assets and acquisition and divestiture related charges or credits.

At the beginning of each year, the Committee approves an overall equity budget to be used for awards to executive officers, employees and directors. Various factors are used in determining the annual equity grant budget, including the total projected expense to be incurred as a result of the equity awards, the burn rate and benchmark data from the peer group. The independent directors determine the award type and level for the Chief Executive Officer and the Committee determines the award type and level for all other executive officers. Management approves equity awards for all other employees within the overall equity budget pursuant to a delegation of authority from the Committee.

Since 2006, grants to executive officers have been made in January in order to align the evaluation and award of the equity compensation to the end of the fiscal year. The fair market value for these grants is determined using the closing price on the date of the equity grant as provided by the terms of Teradyne's equity plans. No employee equity awards are granted during blackout periods, except for new hire grants. New hire grants are automatically issued on the first trading day of the month following the employee's start date, in accordance with guidelines approved by the Committee.

Retirement Benefits

Retirement benefits are designed to attract and retain talented employees and reward long-term service to the Company. Retirement benefits provide a long-term savings opportunity for employees on a tax-efficient basis. In the U.S., the Company offers the Teradyne, Inc. Savings Plan (the "401k Plan"). The 401k Plan is available to all employees and provides a discretionary employer matching contribution. Executive officers may participate in the 401k Plan on the same terms as those available for other eligible U.S. employees. For 2011, the Company matched $1 for every $1 contributed by the employee to the Company's 401k Plan and Supplemental Savings Plan (as defined below) up to 4% of the employee's compensation for employees not accruing benefits in the Retirement Plan (as defined below), and no match for employees continuing to accrue benefits in the Retirement Plan or SERP (as defined below).

The Company also maintains a non-qualified Teradyne, Inc. Supplemental Savings Plan (the "Supplemental Savings Plan") for certain employees whose benefits would otherwise be capped at limits based on restrictions imposed by the Internal Revenue Service. For additional information regarding the Supplemental Savings Plan, see the "Nonqualified Deferred Compensation Table."

Teradyne also provides a separate retirement plan, the Retirement Plan for Employees of Teradyne, Inc. (the "Retirement Plan"). In 1999, this plan was discontinued for new employees, but participating employees were given the option to elect to continue in the plan or opt out of the plan in order to receive the higher employer match in the 401k Plan. Commencing in 2009, employees who continued in the separate Retirement Plan receive no 401k employer match. No named executive officer is currently earning benefits under the Retirement Plan.

The Company also maintains a defined benefit Supplemental Executive Retirement Plan ("SERP") for certain senior employees. For additional information, see the "Pension Benefits Table." The Chief Executive Officer is the only named executive officer earning benefits under the SERP.

The Compensation Committee considers the expense of the executive officers' retirement benefits in determining their overall compensation.

Change in Control Agreements

The Compensation Committee and the Board have approved a change in control agreement for each executive officer similar to those offered by most peer companies. The Board also has approved an Agreement Regarding Termination Benefits with the Chief Executive Officer. The structure and design of these agreements, including the level of payments and benefits provided to the executive officers under the agreements, are intended to be similar to those provided by peer companies.

The change in control agreements provide a retention tool for the executive officers to remain with the Company both during and following the change in control and enable the executive officers to focus on the continuing business operations and the success of a potential business combination that the Board of Directors has determined to be in the best interests of the shareholders. This results in stability and continuity of operations during a potentially uncertain time.

Other Benefits

In order to attract and retain highly qualified employees, the Company offers benefit programs designed to be competitive in each country in which the Company operates. All U.S. employees and executive officers participate in similar healthcare, life and disability insurance, and other welfare programs.

In order to offer most employees an opportunity to acquire an equity interest in Teradyne, the Company offers an Employee Stock Purchase Plan. This plan allows participating employees to purchase shares of common stock through regular payroll deductions of up to 10% of their annual compensation, to a maximum of $25,000 per calendar year, not to exceed 6,000 shares. The purchase price is an amount equal to the lower of (a) 85% of the fair market value of the common stock on the first business day of the payment period or (b) 85% of the fair market value of the common stock on the last business day of the payment period. Each payment period is a six month period beginning in January or July and ending in June or December, respectively. 70% of U.S. employees, including certain executive officers, currently participate in the plan.

Teradyne's Cash Profit Sharing Plan distributes 10% of Teradyne's pre-tax profit to all eligible employees including executive officers. Plan payments are distributed as a consistent percentage of target cash compensation for all participants twice per year.

Stock Ownership Guidelines

The Company maintains stock retention and stock ownership guidelines to align the interests of executive officers with those of the shareholders and ensure that the executive officers responsible for overseeing operations have an ongoing financial stake in the Company's success.

Pursuant to these guidelines, the Chief Executive Officer is expected to attain and maintain an investment level in stock equal to three times his annual base salary and all other executive officers are expected to attain and maintain an investment level equal to two times their annual base salary. In each case, such investment levels are expected to be attained within five years from the date upon which the individual becomes subject to the guidelines. Until this ownership guideline is met, officers are expected to retain at least 50% of the shares issued pursuant to an equity award, after taxes. During the year, the executive officers complied with the stock ownership guidelines, and at year end, all executive officers other than Mr. Gray (who has been with the Company less than five years) and Mr. Hotchkiss (due to a lower stock price at year end) were at or above the guideline ownership targets.

Recoupment Policy

A recoupment policy is applicable to all executive officers. Under this policy, the Company may recover incentive compensation that was based on achievement of financial results that were subsequently restated if an executive officer was found to be personally responsible for any fraud or intentional misconduct that caused the restatement. This policy covers variable compensation, cash payments and performance-based equity awards. The Board of Directors will review the Company's recoupment policy following the issuance of regulations by the Securities and Exchange Commission pursuant to the Dodd-Frank Act.

Impact of Accounting and Tax Treatment on Executive Pay

In general, under Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), as amended, companies cannot deduct, for federal income tax purposes, compensation in excess of $1 million paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. Teradyne received shareholder approval on May 25, 2006 for the 2006 Equity and Cash Compensation Incentive Plan in order to grant equity awards that may satisfy the requirements for "qualified performance-based compensation." In May 2008, the shareholders approved an amendment to the plan that limits the amount of variable cash compensation to be paid to any plan participant in any fiscal year to $3 million, allowing compliant cash awards made under the plan to be "qualified performance-based compensation," and for such cash awards in excess of $1 million in any fiscal year to be deductible for tax purposes under Section 162(m) of the Code. In May, 2011, the shareholders re-approved the material terms of the performance goals under the plan to enable the entire amount of "qualified performance-based compensation" paid to certain executive officers to be exempt from the $1 million deduction limit that would otherwise apply.

2011 Executive Compensation

In January 2011, the Compensation Committee reviewed the performance of the named executive officers during 2010 and conducted its annual assessment of executive compensation. In addition to the executive officer's performance during 2010, the Compensation Committee considered benchmark data from the peer group in setting executive compensation for 2011.

2011 Target Cash Compensation

To align cash compensation with the peer group data, the Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved increases in the 2011 base salaries and target cash compensation for certain of the named executive officers. The 2010 and 2011 base salaries and target cash compensation are set forth below:

	Base Salary		Target Cash Compensation	
	2010	2011	2010	2011
Michael A. Bradley	$644,000	$660,000	$1,288,000	$1,320,000
Gregory R. Beecher	370,000	380,000	647,500	665,000
Mark E. Jagiela	360,000	370,000	630,000	647,500
Jeffrey R. Hotchkiss	300,000	300,000	525,000	525,000
Charles J. Gray	300,000	300,000	480,000	495,000

The Compensation Committee continued to use the same goal structure for determining performance-based variable cash compensation in 2011 as in the last five years:

1) an 11.1% target for non-GAAP PBIT measured as a percentage of revenue; and

2) performance against key operating, financial and strategic goals by each business division.

The Compensation Committee selected the PBIT percentage target based on what they determined to be appropriate through-the-cycle profit margins in the Company's industry. Performance against the 2011 operating, financial and strategic goals could then increase or decrease the variable cash compensation payout by up to 60%. The operating, financial and strategic goals for 2011 included market share gains in its Semiconductor Test Division, new customer bookings in its Storage Test Business Unit and new business growth initiatives beyond the Company's core business. The maximum variable cash compensation payout for the named executive officers is 200% of the target amount.

In January 2012, the Compensation Committee reviewed the Company's performance against its 2011 performance-based variable cash compensation targets. The divisions' performances varied from 166% of target to 236% of target. As an example, the variable cash compensation payout for the Semiconductor Test Division, which historically accounts for approximately 70-80% of Teradyne's revenue and a commensurate portion of the variable cash compensation calculation for the executive officers, exceeded its PBIT percentage target which positively impacted the calculation. Once the performance of the divisions was determined, the payout for the named executive officers was calculated by applying a weighted averaging formula of the performance of all divisions.

The Compensation Committee, and independent directors in the case of the Chief Executive Officer, approved a 198% payout of target variable cash compensation for each named executive officer for 2011 which, due to the different variable compensation factors for each executive officer, contributed to actual total cash compensation ranging between 39% and 49% above target, depending on the named executive officer. The payout amounts of 2011 performance-based variable cash compensation for each named executive officer can be found under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

2011 Equity Award

In January 2011, the Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved the 2011 equity awards for the named executive officers. The Compensation Committee and independent directors continued to award time-based and performance-based RSUs and stock options for the 2011 equity grant but increased the allocation of performance-based RSUs in the equity mix by 10% with a corresponding decrease in the stock option allocation. The reasons for the equity mix are two-fold: (i) to align with industry and peer group trends; and (ii) to increase the proportion of equity compensation tied to long- and short-term performance. This increase in the allocation of performance-based RSUs follows the change in 2010 in which performance-based equity (performance-based RSUs and stock options) was increased to 60% from 50% in 2009 of the total mix of equity.

The performance targets for the performance-based RSUs are aligned to the 2011 variable cash compensation targets. These targets, based on the operating, financial, and strategic goals of the Company, include both short- and long-term/strategic performance elements. The short-term performance target is based on PBIT percentage for the year; the long-term/strategic performance targets are measurable operating and financial goals such as strategic customer wins, market share gains, engineering project milestones, cost controls and growth targets – the achievement of which positively impact the Company's long-term performance. The Board believes that using a mix of both short- and long-term targets for both variable cash compensation and performance-based RSUs effectively focuses management on annual and long-term goals across all forms of performance-based compensation.

In order to maintain a competitive equity compensation level relative to the peer companies, the 2011 equity grant values at target for named executive officers increased 8.6% from the 2010 equity grant values at target. Specifically, Mr. Bradley's 2011 equity award was increased by 9.5%, and the awards for Messrs. Beecher, Gray, Hotchkiss and Jagiela were increased 10.0%, 10.0%, 0.0% and 8.0%, respectively. Total potential equity ownership for Teradyne's executive officers is competitive with the peer group.

The 2011 equity grant was split 40% to time-based RSUs, 40% to performance-based RSUs and 20% to non-qualified stock options. The specific number of RSUs and options were then calculated based upon the closing price of the Company's stock on the grant date for RSUs and the Black-Scholes grant date fair value calculation for options. The table below sets forth the grant date equity values of the 2011 time-based RSUs, performance-based RSUs and stock options for each named executive officer.

Name of Executive Officer	Number of Time-based RSUs	Number of Performance-based RSUs at Target(1)	Number of Stock Options	Value of Time-based RSUs	Value of Performance-based RSUs at Target(1)	Value of Stock Options	Total Equity Value
Michael A. Bradley	51,264	51,264	61,721	$832,015	$832,015	$416,000	$2,080,030
Gregory R. Beecher	23,044	23,044	27,744	$374,004	$374,004	$186,995	$ 935,003
Mark E. Jagiela	23,044	23,044	27,744	$374,004	$374,004	$186,995	$ 935,003
Jeffrey R. Hotchkiss	11,091	11,091	13,353	$180,007	$180,007	$ 89,999	$ 450,013
Charles J. Gray	11,707	11,707	14,094	$190,005	$190,005	$ 94,994	$ 475,004

(1) Based on the achievement against the performance metrics as approved by the Compensation Committee and the Board in January 2012, each executive officer received 200% of the target number of performance-based RSUs granted in 2011.

The grant date for the 2011 equity grants approved by the Compensation Committee was January 28, 2011. The values of the grants were determined based on the closing price of Teradyne's stock on that grant date. The 2011 time-based RSU grants for all employees, including named executive officers, as well as the stock options and performance-based RSUs for named executive officers, vest in equal amounts annually over four years. The stock option grants have a term of seven years from the date of grant.

In January 2012, the Compensation Committee reviewed the Company's performance against its 2011 performance-based variable equity compensation targets. On this basis, the Compensation Committee, and independent directors in the case of the Chief Executive Officer, approved the number of the 2011 performance-based RSUs at 200% of target. The number of performance-based RSUs granted can be found in the Grants of Plan Based Awards Table and the value of the performance-based shares granted for each named executive officer can be found in the footnotes to the column "Stock Awards" in the Summary Compensation Table.

2012 Executive Compensation

In January 2012, the Compensation Committee conducted its annual assessment of executive compensation. The Committee evaluated the performance of the named executive officers during 2011 and concluded that the Company had:

- Achieved revenue of $1.4 billion in a challenging market environment;
- Continued the transformation of the Company's financial model, resulting in industry-leading profitability and free cash flow;
- Achieved model or above model profitability in each business unit, including record revenue growth and profitability in the Company's Storage Test business; and
- Effectively balanced short-term profitability with long-term investments in growth, including the acquisition of LitePoint extending the Company's business into the high growth wireless test market.

As a result, the Company performed significantly better than its competitors and provided strong total shareholder return compared to its peers. In addition to evaluating the Company's performance during 2011, the Compensation Committee engaged its independent consultants, Compensia, to assess executive compensation for 2012 using the adjusted peer group and the Radford survey data. The Board's Compensation Committee took into account the positive results of the shareholder advisory vote on executive compensation by continuing to focus on performance-based compensation.

2012 Target Cash Compensation

The Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved increases in the 2012 base salaries and target cash compensation for certain of the named executive officers as a result of the growth in the Company's revenue and profitability over the last two years and in order to align cash compensation with the industry. The 2011 and 2012 base salaries and target cash compensation are set forth below:

	Base Salary		Target Cash Compensation	
	2011	2012	2011	2012
Michael A. Bradley	$660,000	$720,000	$1,320,000	$1,440,000
Gregory R. Beecher	380,000	415,000	665,000	726,250
Mark E. Jagiela	370,000	405,000	647,500	708,750
Jeffrey R. Hotchkiss	300,000	300,000	525,000	525,000
Charles J. Gray	300,000	328,000	495,000	541,200

The Compensation Committee increased Mr. Bradley's base salary by 9.1% and the base salaries of Messrs. Beecher, Jagiela and Gray by between 9.2% and 9.5%. The Compensation Committee retained Mr. Bradley's performance-based variable cash compensation at 100% in line with industry practice. Based on data provided by Compensia, the 2012 base and target cash compensation for the Chief Executive Officer and other named executive officers are competitive with the peer companies.

In 2012, the Compensation Committee increased the weighted average PBIT percentage target from 11.1% to 12.3% for the named executive officers. The Compensation Committee increased the PBIT percentage rate to reflect the level of profitability it believes to be appropriate for the businesses in which the Company operates and through-the-cycle profit margins in these businesses.

The business and financial goals for 2012 include market share gains for the Semiconductor Test Division, profitability targets for the new Wireless Test Division, quarterly operating breakeven targets, new customer wins, new product launches and growth targets for the Company's service businesses. The Compensation Committee believes these business and financial goals effectively balance short-term profitability with long-term investment and growth. Based on data provided by Compensia, the level of variable compensation in Teradyne's variable compensation program is consistent with market practice and Teradyne's peer companies.

The maximum variable cash compensation payout for the named executive officers remains 200% of the target amount.

2012 Equity Award

In January 2012, the Compensation Committee, and the independent directors in the case of the Chief Executive Officer, approved the 2012 equity awards for the named executive officers. The Compensation Committee and independent directors retained the same mix of time-based RSUs (40%), performance-based RSUs (40%) and non-qualified stock options (20%) for the 2012 equity grant. The equity mix is consistent with the peer data provided by Compensia.

The short- and long-term performance targets for the performance-based RSUs are the same as the 2012 variable cash compensation targets, including the increased weighted average PBIT target of 12.3%. The final number of performance-based RSUs awarded will be determined by the Compensation Committee and the Board near the one-year anniversary of the grant date.

In order to maintain a competitive equity compensation level relative to the peer companies, the 2012 equity grant values at target for named executive officers increased 6.3% from the 2011 equity grant values at target. Mr. Bradley's 2012 equity award was increased by 6.5%, and the awards for Messrs. Beecher, Jagiela, Hotchkiss and Gray were increased 6.3%, 6.3%, 0.0% and 12.1%, respectively. Total potential equity award levels for Teradyne's executive officers are competitive with the peer group.

The specific number of RSUs and options were calculated based upon the closing price of the Company's stock on the grant date for RSUs and the Black-Scholes grant date fair value calculation for options. The table below sets forth the grant date equity values of the 2012 time-based RSUs, performance-based RSUs and stock options for each named executive officer.

Name of Executive Officer	Number of Time-based RSUs	Number of Performance-based RSUs at Target	Number of Stock Options	Value of Time-based RSUs	Value of Performance-based RSUs at Target	Value of Stock Options	Total Equity Value
Michael A. Bradley	52,254	52,254	64,650	$885,705	$885,705	$442,853	$2,214,263
Gregory R. Beecher	23,452	23,452	29,015	$397,511	$397,511	$198,753	$ 993,775
Mark E. Jagiela	23,452	23,452	29,015	$397,511	$397,511	$198,753	$ 993,775
Jeffrey R. Hotchkiss . . .	10,620	10,620	13,139	$180,009	$180,009	$ 90,002	$ 450,020
Charles J. Gray	12,568	12,568	15,549	$213,028	$213,028	$106,511	$ 532,567

The grant date for the 2012 equity grants approved by the Compensation Committee was January 27, 2012. The values of the grants were determined based on the closing price of Teradyne's stock on that grant date. The time-based RSU grants for all employees, including named executive officers, as well as the stock options and performance-based RSUs for named executive officers, vest in equal amounts annually over four years. The stock option grants have a term of seven years from the date of grant.

Compensation Committee Report

The Compensation Discussion and Analysis has been reviewed with management. Based on the review and discussion with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in Teradyne's Annual Report on Form 10-K for the year ended December 31, 2011.

COMPENSATION COMMITTEE

Roy A. Vallee (Chair)
Albert Carnesale
Daniel W. Christman
Timothy E. Guertin

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers during the fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)	All Other Compensation (7)	Total
Michael A. Bradley	2011	$660,000	$144,830	$1,664,030	$416,000	$1,306,800	$1,663,957	$18,574	$5,874,191
President & CEO	2010	$644,000	$244,102	$1,330,007	$569,998	$1,288,000	$1,092,995	$17,069	$5,186,171
	2009	$547,396	$ 15,005	$ 889,850	$883,375	$ 243,750	$ 942,025	$15,553	$3,536,954
Gregory R. Beecher	2011	$380,000	$ 72,964	$ 748,008	$186,995	$ 564,300	$ —	$36,509	$1,988,776
VP, CFO & Treasurer	2010	$370,000	$122,714	$ 595,005	$255,000	$ 555,000	$ —	$25,902	$1,923,621
	2009	$321,300	$ 7,563	$ 399,230	$396,325	$ 105,300	$ —	$ 8,702	$1,238,420
Mark E. Jagiela	2011	$370,000	$ 71,044	$ 748,008	$186,995	$ 549,450	$ 56,022	$11,589	$1,993,108
President, Semiconductor	2010	$360,000	$119,398	$ 595,005	$255,000	$ 540,000	$ 22,602	$22,778	$1,914,783
Test Systems	2009	$311,100	$ 7,323	$ 399,230	$396,325	$ 101,957	$ 14,937	$ 6,464	$1,237,336
Jeffrey R. Hotchkiss	2011	$300,000	$ 57,603	$ 360,014	$ 89,999	$ 445,500	$ 120,952	$37,172	$1,411,240
President, Systems Test	2010	$285,278	$ 99,498	$ 315,000	$134,997	$ 450,000	$ 67,806	$22,091	$1,374,670
Group	2009	$267,750	$ 6,302	$ 216,450	$214,875	$ 87,750	$ 52,821	$12,268	$ 858,216
Charles J. Gray	2011	$300,000	$ 54,311	$ 380,010	$ 94,994	$ 386,100	$ —	$12,460	$1,227,875
VP, General Counsel &	2010	$300,000	$ 90,970	$ 308,005	$132,000	$ 360,000	$ —	$11,283	$1,202,258
Secretary	2009	$176,339	$ 5,186	$ 204,425	$217,750	$ 47,385	$ —	$ 4,098	$ 655,183

(1) The amounts in the "Salary" column represent the annual base salary for each named executive officer, which is paid monthly, and reflect the temporary salary reductions in effect during parts of 2009.

(2) The amounts in the "Bonus" column represent payments made under the Cash Profit Sharing Plan.

(3) The amounts under the "Stock Awards" column represent the fair value of the time-based and performance-based RSU awards on the date of grant calculated in accordance with FASB ASC Topic 718 (previously FAS 123R). Performance-based RSUs are valued at the grant date based upon the probable outcome of the performance metrics. Therefore, the amounts under the "Stock Awards" column do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. The maximum value of these performance-based RSUs, assuming the highest level of performance conditions is achieved, is as follows for 2011 and 2010, respectively: Mr. Bradley: $1,664,030 and $1,140,004; Mr. Beecher: $748,008 and $510,002; Mr. Jagiela: $748,008 and $510,002; Mr. Hotchkiss: $360,014 and $270,000; and Mr. Gray: $380,010 and $264,004. Based on the achievement against the performance metrics and approved by the Compensation Committee and the Board in January 2012, the actual value of the performance-based RSUs awarded in 2011 is as follows: Mr. Bradley: $1,664,030; Mr. Beecher: $748,008; Mr. Jagiela: $748,008; Mr. Hotchkiss: $360,014; and Mr. Gray: $380,010. Based on the achievement against the performance metrics and approved by the Compensation Committee and the Board in January 2011, the actual value of the performance-based RSUs awarded in 2010 is as follows: Mr. Bradley: $1,140,004; Mr. Beecher: $510,002; Mr. Jagiela: $510,002; Mr. Hotchkiss: $270,000; and Mr. Gray: $264,004. No performance-based RSUs were granted to executive officers in 2009. For a discussion of the assumptions underlying this valuation, please see Note B to the Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal year 2011.

(4) The amounts under the "Option Awards" column represent the fair value of the award on the date of grant calculated in accordance with FASB ASC Topic 718 (previously FAS 123R). For a discussion of the assumptions underlying this valuation please see Note B to the Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal year 2011.

(5) The amounts under the "Non-Equity Incentive Plan Compensation" column represent amounts earned as variable cash compensation for services performed.

(6) The amounts under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the present value of pension benefits accrued. See also the disclosure below in "Retirement and Post-Employment Tables". Not included in this column are earnings on the Supplemental Saving Plan in which certain of the named executive officers participate, as earnings and losses under that plan are determined in the same manner and at the same rate as externally managed investments. See "Nonqualified Deferred Compensation Table".

(7) The amounts under the "All Other Compensation" column represent the following amounts for 2011 for the named executive officers:

	Company Contributions to Defined Contribution Plans	Value of Life Insurance Premiums	Total – All Other Compensation
Michael A. Bradley	$ 0	$18,574	$18,574
Gregory R. Beecher	31,976	4,533	36,509
Mark E. Jagiela	9,800	1,789	11,589
Jeffrey R Hotchkiss	23,542	13,630	37,172
Charles J. Gray	9,800	2,660	12,460

Grants of Plan-Based Awards Table

The following table sets forth information concerning plan-based awards to the named executive officers during the fiscal year ended December 31, 2011.

		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Michael A. Bradley	1/1/2011(3)	$—	$660,000	$1,320,000	—	—	—	—	—	—	—
	1/28/2011(4)	$—	$ —	$ —	—	51,264	102,528	51,264	61,721	$16.23	$2,080,030
Gregory R. Beecher	1/1/2011(3)	$—	$285,000	$ 570,000	—	—	—	—	—	—	—
	1/28/2011(4)	$—	$ —	$ —	—	23,044	46,088	23,044	27,744	$16.23	$ 935,003
Mark E. Jagiela	1/1/2011(3)	$—	$277,500	$ 555,000	—	—	—	—	—	—	—
	1/28/2011(4)	$—	$ —	$ —	—	23,044	46,088	23,044	27,744	$16.23	$ 935,003
Jeffrey R. Hotchkiss	1/1/2011(3)	$—	$225,000	$ 450,000	—	—	—	—	—	—	—
	1/28/2011(4)	$—	$ —	$ —	—	11,091	22,182	11,091	13,353	$16.23	$ 450,013
Charles J. Gray	1/1/2011(3)	$—	$195,000	$ 390,000	—	—	—	—	—	—	—
	1/28/2011(4)	$—	$ —	$ —	—	11,707	23,414	11,707	14,094	$16.23	$ 475,004

(1) The grants under the "Estimated Future Payouts under Equity Incentive Plan Awards" column represent the target and maximum number of performance-based RSUs granted in 2011. Based on the achievement against the performance metrics as approved by the Compensation Committee and the Board in January 2012, the actual number of the performance-based RSUs granted to the executive officers in 2011 is set forth in the "Maximum" column.

(2) The grants under the "All Other Stock Awards: Number of Shares of Stock or Units" column represent the number of time-based RSUs granted to each named executive officer in 2011.

(3) These grants of variable cash compensation were made pursuant to the 2006 Equity and Cash Compensation Incentive Plan and reflect the threshold, target and maximum cash payouts for these awards; the actual payouts are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(4) In 2011, the named executive officers were granted time-based RSUs, performance-based RSUs, and stock options. The threshold, target and maximum numbers apply to performance-based RSUs only.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning the outstanding equity awards at the fiscal year-end, December 31, 2011.

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
Michael A. Bradley	121,250	231,250	$ 4.81	01/30/16		
	34,756	104,268	$ 9.34	01/29/17		
	—	61,721	$16.23	01/28/18		
					27,288	$ 371,935(1)
					92,500	$1,260,775(2)
					152,571	$2,079,543(3)
					153,792	$2,096,185(4)
Gregory R. Beecher	—	103,750	$ 4.81	01/30/16		
	—	46,647	$ 9.34	01/29/17		
	—	27,744	$16.23	01/28/18		
					10,439	$ 142,284(1)
					41,500	$ 565,645(2)
					68,257	$ 930,343(3)
					69,132	$ 942,269(4)
Mark E. Jagiela	—	103,750	$ 4.81	01/30/16		
	—	46,647	$ 9.34	01/29/17		
	—	27,744	$16.23	01/28/18		
					10,439	$ 142,284(1)
					41,500	$ 565,645(2)
					68,257	$ 930,343(3)
					69,132	$ 942,269(4)
Jeffrey R. Hotchkiss	—	56,250	$ 4.81	01/30/16		
	—	24,695	$ 9.34	01/29/17		
	—	13,353	$16.23	01/28/18		
					7,365	$ 100,385(1)
					22,500	$ 306,675(2)
					36,136	$ 492,534(3)
					33,273	$ 453,511(4)
Charles J. Gray	—	40,625	$ 6.29	05/01/16		
	—	24,147	$ 9.34	01/29/17		
	—	14,094	$16.23	01/28/18		
					16,250	$ 221,488(5)
					35,333	$ 481,589(3)
					35,121	$ 478,699(4)

(1) For each named executive officer, the vesting dates for RSUs granted on January 25, 2008 are twenty-five percent (25%) of the RSUs vested on each of January 25, 2009, January 25, 2010 and January 25, 2011 and twenty-five percent (25%) will vest on January 25, 2012.

(2) For each named executive officer, the vesting dates for RSUs granted on January 30, 2009 are twenty-five percent (25%) of the RSUs vested on each of January 30, 2010 and January 30, 2011 and twenty-five percent (25%) will vest on each of January 30, 2012 and January 30, 2013.

(3) For each named executive officer, the vesting dates for RSUs granted on January 29, 2010 are twenty-five percent (25%) of the RSUs vested on January 29, 2011 and twenty-five percent (25%) will vest on each of January 29, 2012, January 29, 2013, and January 29, 2014.

(4) For each named executive officer, the vesting dates for RSUs granted on January 28, 2011 are twenty-five percent (25%) of the RSUs will vest on each of January 28, 2012, January 28, 2013, January 28, 2014, and January 28, 2015.

(5) For Mr. Gray, the vesting dates for the new hire RSUs granted on May 1, 2009 are twenty-five percent (25%) vested on each of May 1, 2010 and May 1, 2011 and twenty-five percent (25%) will vest on each of May 1, 2012 and May 1, 2013.

Option Exercises and Stock Vested Table

The named executive officers exercised stock options during 2011. The following table shows: (1) the number of shares acquired upon exercise of stock options and the value realized on exercise during 2011; and (2) the number of shares acquired as a result of the vesting of RSUs and the value realized on vesting during 2011:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Michael A. Bradley	50,000	$624,485	146,909	$2,334,975
Gregory R. Beecher	67,423	$748,394	62,317	$ 995,758
Mark E. Jagiela	67,423	$722,721	61,689	$ 986,570
Jeffrey R. Hotchkiss	36,356	$378,029	36,680	$ 580,772
Charles J. Gray	28,361	$250,807	19,902	$ 324,978

Retirement and Post-Employment Tables

Pension Benefits Table

The Company offers a qualified Retirement Plan and a non-qualified SERP. In 1999, the Company discontinued both plans to new members. At that time, all employees were offered the choice to remain in the Retirement Plan and continue to accrue benefits, or opt for an additional match in the 401k Plan, in lieu of participation in the Retirement Plan. Fifty percent (50%) of the employees elected to remain in the Retirement Plan. One hundred eighty-six current employees continue to accrue benefits in the Retirement Plan and only eleven in the SERP. In November 2009, the Board voted to freeze the benefits under the Retirement Plan for these eleven employees, including Mr. Bradley, who participate in both the Retirement Plan and the SERP. These employees will continue to receive the same retirement benefits, but through the SERP rather than through continued accruals in the Retirement Plan. Mr. Bradley, Mr. Jagiela and Mr. Hotchkiss are entitled to benefits under the Retirement Plan but are no longer accruing additional benefits under that plan.

The SERP pension formula is identical to that of the Retirement Plan, except an employee's eligible earnings are based on the employee's highest consecutive 60 months of actual base salary, actual cash profit sharing and target variable compensation and actual years of service. The resulting benefit is then reduced by the benefit payable from the Retirement Plan. Mr. Bradley may collect an actuarially reduced benefit prior to age 66 under the terms of the SERP, limited by provisions compliant with Section 409A of the Code. These limitations prevent Mr. Bradley from collecting benefits prior to age 66 that were earned after December 31, 2004.

There is no provision in the SERP to grant extra years of credited service. In order to calculate the present value of the accumulated benefit, Teradyne's actuaries used the same assumptions as used in its financial statements for fiscal year ended December 31, 2011, a discount rate of 4.2% for the Retirement Plan and 4.0% for the SERP.

Similar to most pension plans, Teradyne's pension plan was designed such that the annual present value of the accrued benefit associated with the plan increases significantly as an employee both approaches retirement and increases his or her years of service. Other factors which can influence year-on-year changes include one-time items such as discount rate changes, information updates, or mortality rate changes.

The table below shows the present value, as of December 31, 2011, of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under each of the Retirement Plan and SERP. Although Messrs. Bradley (after December 31, 2009), Jagiela and Hotchkiss are no longer accruing additional benefits under the Retirement Plan, each is entitled to benefits under the Retirement Plan and, based on the actuarial assumptions used this year, Messrs. Jagiela and Hotchkiss show a Change in Pension Value in the Summary Compensation Table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)
Michael A. Bradley(1)	Retirement Plan	31.00	$ 696,778
	SERP	33.00	$6,323,032
Gregory R. Beecher	Retirement Plan	0	$ 0
	SERP	0	$ 0
Mark E. Jagiela(2)	Retirement Plan	17.61	$ 188,962
	SERP	0	$ 0
Jeffrey R. Hotchkiss(3)	Retirement Plan	26.45	$ 719,895
	SERP	0	$ 0
Charles J. Gray	Retirement Plan	0	$ 0
	SERP	0	$ 0

(1) The years of creditable service for Mr. Bradley were capped in 2009 with respect to the Retirement Plan.

(2) The years of creditable service for Mr. Jagiela were capped in 1999.

(3) The years of creditable service for Mr. Hotchkiss were capped in 2000.

Nonqualified Deferred Compensation Table

The Company maintains the Supplemental Savings Plan which allows certain eligible employees who are actively employed by Teradyne on or after December 1, 1994 to defer compensation in excess of limits under the 401k Plan and to receive supplemental matching contributions from the Company. In addition, employees who participate in the variable cash compensation plan may defer up to 85% of each year's variable cash compensation payment into the Supplemental Savings Plan. The Supplemental Savings Plan is unfunded and is maintained primarily for the purpose of providing deferred compensation for a select group of management or "highly compensated employees" as defined in ERISA. In general, under the Supplemental Savings Plan, distribution of the deferrals and the vested matching contributions are made in one lump sum upon the participant's retirement, disability, or other termination of employment. In addition to the conditions of the Supplemental Savings Plan itself, certain restrictions are imposed by Section 409A of the Code regarding when participants will receive distributions under the Supplemental Savings Plan.

Because the Supplemental Savings Plan is intended to be an ERISA excess plan, the investment options available to participants are similar to those provided in the 401k Plan. Employees select the investment options from a portfolio of mutual funds. The earnings are credited based on the actual performance of the selected mutual funds.

The table below shows the aggregate balance of the deferred compensation amounts in the Supplemental Savings Plan for each named executive officer, as of December 31, 2011.

Name	Executive Contributions in Last FY (1)	Employer Contributions in Last FY (2)	Aggregate Earnings in Last FY	Aggregate Withdrawals / Distributions	Aggregate Balance at Last FYE
Michael A. Bradley	$ 30,317	$ 0	$ 22,303	$219,410	$1,908,055
Gregory R. Beecher	128,775	22,176	-5,586	0	1,030,264
Mark E. Jagiela	0	0	-19,673	0	243,129
Jeffrey R. Hotchkiss	13,750	13,742	-9,119	0	246,666
Charles J. Gray	0	0	0	0	0

(1) The following table lists the amounts of each named executive officer's contributions that were previously reported in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns:

Amounts Contributed by Executive, 2011, 2010 & 2009 Included in Summary Compensation Table

	Michael A. Bradley	Gregory R. Beecher	Mark E. Jagiela	Jeffrey R. Hotchkiss	Charles J. Gray
2011	$ 30,317	$128,775	$ 0	$ 13,750	$0
2010	29,596	51,000	16,548	0	0
2009	77,875	0	0	30,375	0
Prior to 2009	1,430,628	574,869	196,692	221,863	0
Total Employee Contributions	$1,568,416	$754,644	$213,240	$265,988	$0

(2) These amounts are included in the Summary Compensation Table in the "All Other Compensation" column.

Post-Termination Compensation Table

Change in Control Agreements

Teradyne maintains Change in Control Agreements with each of its named executive officers (the "Change in Control Agreements") which, other than for Mr. Gray who started at the Company in April 2009, were entered into in 2007 replacing previous agreements. Under the Change in Control Agreements, in the event any of the named executive officers is terminated without "Cause" or the named executive officer terminates his employment for "Good Reason" (each as defined in the agreement) within two years following a defined change in control, the officer will receive certain payments and/or benefits including the following:

- Immediate vesting of all equity awards (for performance-based awards the vesting would be calculated at the target level);
- Cash awards for the year of termination calculated at the target level and pro-rated up to the date of termination;
- Salary continuation for two years based on the named executive officers' annual target cash compensation at the time of termination;
- Health, dental and vision plan insurance coverage for two years; and
- Tax gross-up payments in the amount necessary, so that the net amount retained by the named executive officer (after reduction for (i) any excise tax and (ii) any federal, state, or local tax on the tax gross-up payment) is equal to the amount of the payments under the agreement other than the tax gross-up payment. The Compensation Committee has eliminated this provision from any future Change in Control Agreements. The Change in Control Agreement for Mr. Gray, who started at the Company in April 2009, does not include this tax gross-up payment.

The Change in Control Agreements provide that the salary continuation may be suspended and prior payments recouped if the two-year non-compete and non-solicit provisions of the Change in Control Agreement are breached.

Chief Executive Officer Separation Agreement

Upon his election as Chief Executive Officer, Mr. Bradley entered into an Agreement Regarding Termination Benefits ("Separation Agreement"). The term of this Separation Agreement, entered into on September 3, 2004, is three years, and automatically extends for additional one-year periods unless Teradyne gives notice to Mr. Bradley. The current one-year renewable term of the Separation Agreement extends to September 3, 2012. The Separation Agreement contains a two-year, post-employment customer and employee non-hire and non-solicitation restriction and a two-year, post-employment non-competition restriction. In consideration of these restrictions, Mr. Bradley is entitled to receive severance payments at his annual target compensation rate and continued vesting of equity awards for two years following his termination by Teradyne for any reason other than death, disability or cause, each as defined in the agreement, or in a circumstance in which Mr. Bradley would be entitled to payments pursuant to his Change in Control Agreement. During this period, Mr. Bradley is also entitled to ongoing health, dental and vision insurance plan coverage, provided on the same terms as those in effect at the date of his termination. If Teradyne terminates Mr. Bradley's employment due to his disability and Mr. Bradley is not entitled to payments pursuant to his Change in Control Agreement, Mr. Bradley is entitled to a two-year severance payment to the extent he is not eligible to receive disability insurance, which payment is reduced by any compensation Mr. Bradley receives from other employment.

Other Arrangements

None of the named executive officers has a severance agreement, other than the Chief Executive Officer. Teradyne has a standard severance policy under which, the Company may in its discretion, offer severance payments to an employee, including a named executive officer, generally based on length of service. Any severance payments to named executive officers are conditioned upon the named executive officer's entering into a written severance agreement containing customary obligations, such as, non-competition, non-solicitation, non-disparagement and/or confidentiality obligations, and releasing Teradyne from any claims.

The Company provides certain benefits to its retirees. Based on age and service, Messrs. Bradley and Hotchkiss qualify for these broad-based employee benefits. At retirement, they will be entitled to receive a pro-rated amount of variable cash compensation through the date of their retirement. In addition, most retirees can continue in the health, dental and vision programs at a partially subsidized rate. The Pension Benefits Table lists the present value of accumulated benefits for Messrs. Bradley and Hotchkiss.

Potential Payments upon Termination or Termination Following a Change in Control

The following provides the details of potential payments made to the named executive officers in the event of a termination, had the termination occurred on December 31, 2011. The following table does not reflect benefits that are generally available to all salaried employees under standard company policies or benefits, such as the standard severance policy, subsidized rates for health, dental and vision programs for retirees, long-term disability and life insurance.

	Reason for Termination (1)	Salary Continuation	Pro-rated Variable Cash Compensation(2)	Benefits Continuation	Value of Accelerated Unvested Equity(3)	Excise Tax/ Gross Up	Total
Michael A. Bradley	Not for Cause	$2,640,000	$1,306,800	$45,076	$5,683,690	$0	$ 9,675,566
	Change in Control	$2,640,000	$ 660,000	$45,076	$7,596,634	$0	$10,941,710
Gregory R. Beecher	Change in Control	$1,330,000	$ 285,000	$44,478	$3,381,614	$0	$ 5,041,092
Mark E. Jagiela	Change in Control	$1,295,000	$ 277,500	$41,880	$3,381,601	$0	$ 4,995,981
Jeffrey R. Hotchkiss	Change in Control	$1,050,000	$ 225,000	$45,076	$1,803,985	$0	$ 3,124,061
Charles J. Gray	Change in Control	$ 990,000	$ 195,000	$45,076	$1,423,970	$0	$ 2,654,046

(1) None of the named executive officers has an agreement to receive any salary continuation, variable cash compensation, benefits continuation, acceleration of equity or gross-up in the event such named executive officer voluntarily terminates his or her employment with Teradyne or if that named executive officer is terminated by Teradyne for cause.

(2) The amounts in this column for Change in Control represent pro-rated variable cash compensation at target for each of the named executive officers. The amount in this column for Mr. Bradley's termination by the Company Not for Cause represents pro-rated actual variable cash compensation. Following termination, Messrs. Bradley and Hotchkiss would receive a pro-rated variable cash compensation payment based on actual variable compensation performance given their age and service pursuant to broad-based retirement benefits available to all employees. However, for termination following a Change in Control, Messrs. Bradley and Hotchkiss would be entitled to receive a pro-rated variable cash compensation payment at target pursuant to their Change in Control Agreements.

(3) The Change in Control amounts represent the value of the restricted stock and the in-the-money value of stock options that would accelerate upon termination of employment by the Company without cause or by the executive officer for good reason following a change in control. Mr. Bradley's amount upon termination of employment by the Company Not for Cause represents the value of the restricted stock and the in-the-money value of stock options that would continue to vest for 24 months.

OTHER MATTERS

Shareholder Proposals for 2013 Annual Meeting of Shareholders

Teradyne's bylaws set forth the procedures a shareholder must follow to nominate a director or to bring other business before a shareholder meeting. For shareholders who wish to nominate a candidate for director at the 2013 Annual Meeting of Shareholders, Teradyne must receive the nomination not less than 50 days or more than 90 days prior to the meeting. In the event a shareholder is given less than 65 days' prior notice of the meeting date (whether by notice mailed to the shareholder or through public disclosure), to be timely, the shareholder's notice of nomination must be received no later than the close of business on the fifteenth day following the earlier of the day on which notice of the meeting date was mailed or publicly disclosed. The shareholder's notice of nomination must provide information regarding the nominee, including name, address, occupation and shares held by the shareholder making the proposal. The Nominating and Corporate Governance Committee will consider any nominee properly presented by a shareholder and will make a recommendation to the Board. After full consideration by the Board, the shareholder presenting the nomination will be notified of the Board's decision.

If a shareholder wishes to bring matters other than proposals that will be included in the proxy materials before the 2013 Annual Meeting of Shareholders, Teradyne must receive notice within the timelines described above for director nominations. If a shareholder who wishes to present a proposal but fails to notify Teradyne in time, that shareholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the bylaws, the proposal is brought before the meeting, then under the SEC's proxy rules, the proxies Teradyne solicits with respect to the 2013 Annual Meeting of Shareholders will confer discretionary voting authority with respect to the shareholder's proposal on the persons selected to vote the proxies. If a shareholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

If a shareholder wishes to bring a proposal intended for inclusion in Teradyne's proxy materials to be furnished to all shareholders entitled to vote at the 2013 Annual Meeting of Shareholders, Teradyne must receive notice pursuant to SEC Rule 14a-8 no later than December 14, 2012.

It is suggested that shareholders submit their proposals either by courier or Certified Mail—Return Receipt Requested.

Expenses and Solicitation

Teradyne will bear the cost of solicitation of proxies, and in addition to soliciting the shareholders by mail and by Teradyne's regular employees, the Company may request banks and brokers to solicit their customers who have stock registered in the name of a nominee and, if so, will reimburse such banks and brokers for their reasonable out-of-pocket costs. Solicitation by Teradyne's officers and employees, as well as certain outside proxy-solicitation services may also be made of some shareholders in person or by mail, telephone or facsimile following the original solicitation.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of Teradyne's filings with the SEC, the sections of the proxy statement entitled "Compensation Committee Report" and "Audit Committee Report" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

Householding for Shareholders Sharing the Same Address

Teradyne has adopted a procedure called "householding," which has been approved by the SEC. Under householding, unless Teradyne has received contrary instructions from the shareholders, Teradyne delivers only one copy of the annual report and proxy statement to multiple shareholders who share the same address and have the same last name. This helps Teradyne reduce printing costs, mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

Upon request, Teradyne will promptly deliver another copy of the annual report and proxy statement to any shareholder at a shared address to which a single copy of such document was delivered. To receive a separate copy of the combined annual report and proxy statement, you may write or call Teradyne, Inc., 600 Riverpark Drive, North Reading, MA 01864, Attention: Investor Relations, telephone number 978-370-2425. You may also access the annual report and proxy statement on the Company's web site at *www.teradyne.com* under the "SEC Filings" section of the "Investors" link.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or proxy statement in the future, please contact Broadridge, Inc. ("Broadridge"), either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-06462

TERADYNE, INC.

(Exact Name of Registrant as Specified in Its Charter)

MASSACHUSETTS **(State or Other Jurisdiction of Incorporation or Organization)**	**04-2272148** **(I.R.S. Employer Identification Number)**
600 RIVERPARK DRIVE **NORTH READING, MASSACHUSETTS** **(Address of Principal Executive Offices)**	**01864** **(Zip Code)**

Registrant's telephone number, including area code: (978) 370-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.125 per share	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the proceeding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 1, 2011 was approximately $2.2 billion based upon the closing price of the registrant's Common Stock on the New York Stock Exchange on that date.

The number of shares outstanding of the registrant's only class of Common Stock as of February 22, 2012 was 186,457,258 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with its 2012 annual meeting of shareholders are incorporated by reference into Part III.

TERADYNE, INC.

FORM 10-K

PART I

Item 1: ***Business***

Teradyne, Inc. (the "Company" or "Teradyne") was founded in 1960 and is a leading global supplier of automatic test equipment.

We design, develop, manufacture and sell automatic test systems and solutions used to test complex electronics in the consumer electronics, automotive, computing, telecommunications, wireless, and aerospace and defense industries. Our automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test") systems,
- military/aerospace ("Mil/Aero") test instrumentation and systems, storage test ("Storage Test") systems, and circuit-board test and inspection ("Commercial Board Test") systems (collectively these products represent "Systems Test Group"), and
- wireless test ("Wireless Test") systems.

We have a broad customer base which includes integrated device manufacturers ("IDMs"), outsourced semiconductor assembly and test providers ("OSATs"), wafer foundries, fabless companies that design, but contract with others for the manufacture of integrated circuits ("ICs"), developers of wireless devices and consumer electronics, manufacturers of circuit boards, automotive companies, wireless product manufacturers, storage device manufacturers, aerospace and military contractors as well as the United States Department of Defense.

In 2011, we acquired LitePoint Corporation ("LitePoint") to expand our product portfolio of test equipment in the wireless test sector. LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks/laptops, personal computer peripherals, and other Wi-Fi enabled devices. LitePoint is our Wireless Test segment.

In 2009, we entered the High Speed dynamic random access memory ("DRAM") testing market with our UltraFlex-M product. High speed DRAM memory devices are used for high-end graphics applications in personal computer and gaming consoles.

In 2009, we also entered the market for hard disk drive test systems with our Neptune product. The Neptune product line currently is used to test 2.5 inch hard disk drives for laptops, notebooks and consumer electronic storage devices.

In 2008, we acquired Nextest Systems Corporation ("Nextest") and Eagle Test Systems, Inc. ("Eagle Test") to expand our product portfolio of automatic test equipment for the semiconductor industry. Nextest develops systems to test integrated circuits such as microcontrollers, image sensors, smart cards and field programmable logic devices for the flash memory, flash card and flash memory based system-on-a-chip ("SOC") markets. Eagle Test develops systems to test analog, mixed-signal and radio frequency semiconductors used in digital cameras, MP3 players, cellular telephones, video/multimedia products, automotive electronics and notebook and desktop computers. Nextest and Eagle Test are included within our Semiconductor Test segment.

Investor Information

We are a Massachusetts corporation incorporated on September 23, 1960. We are subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"). We file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file documents electronically.

You can access financial and other information, including the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and Code of Conduct, by clicking the Investors link on our web site at www.teradyne.com. We make available, free of charge, copies of our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act through our web site as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

Products

Semiconductor Test

We design, manufacture, sell and support Semiconductor Test products and services on a worldwide basis. The test systems we provide are used both for wafer level and device package testing. These chips are used in automotive, communications, consumer, computer and electronic game applications, among others. Semiconductor devices span a broad range of functionality, from very simple low-cost devices such as appliance microcontrollers, operational amplifiers or voltage regulators to complex digital signal processors, microprocessors, high-density as well as high speed memory devices. Semiconductor Test products and services are sold to IDMs that integrate the fabrication of silicon wafers into their business, "Fabless" companies that outsource the manufacturing of silicon wafers, "Foundries" that cater to the processing and manufacturing of silicon wafers, and OSATs that provide test and assembly services for the final packaged devices to both Fabless companies and IDMs. Fabless companies perform the design of integrated circuits without manufacturing capabilities, and use Foundries for wafer manufacturing and OSATs for test and assembly. These customers obtain the overall benefit of comprehensively testing devices and reducing the total costs associated with testing by using our Semiconductor Test systems to:

- improve and control product quality;
- measure and improve product performance;
- reduce time to market; and
- increase production yields.

Our FLEX Test Platform architecture advances our core technologies to produce test equipment that is designed for high efficiency multi-site testing. Multi-site testing involves the simultaneous testing of many devices and functions in parallel. Leading semiconductor manufacturers are using multi-site testing to significantly improve their "Cost of Test" economics. The FLEX Test Platform architecture addresses customer requirements through the following key capabilities:

1) A high efficiency multi-site architecture that eliminates tester overhead such as instrument setup, synchronization and data movement, and signal processing;

2) The IG-XL™ software operating system which provides fast program development, including instant conversion from single to multi-site test; and

3) Broad technology coverage by instruments designed to cover the range of test parameters, coupled with a Universal Slot test head design that allows easy test system reconfiguration to address changing test needs.

FLEX Test Platform purchases are being made by IDMs, OSATs, Foundries and Fabless customers. The FLEX Test Platform has become a widely used test solution at OSATs and test houses by providing versatile testers that can handle the widest range of devices, allowing OSATs to leverage their capital investments. The broad consumer, automotive and broadband markets have historically driven most of the device volume growth in the semiconductor industry. These markets include smart phones, cell phones, set top boxes, HDTVs, game controllers, computer graphics, and automotive controllers to name a few. These end use markets continue to be drivers for the FLEX Test Platform family of products because they require a wide range of technologies and instrument coverage. The FLEX Test Platform has an installed base of more than 3,000 customer systems to date and it continues to grow. The introduction of the UltraFLEX-M tester in 2009 extends the FLEX Test Platform into the High Speed DRAM testing market.

Our J750™ test system shares the IG-XL software environment with the family of FLEX Test Platform systems. The J750 is designed to address the highest volume semiconductor devices such as microcontrollers that are central to the functionality of almost every consumer electronics product, from small appliances to automotive engine controllers. J750 test systems combine compact packaging, high throughput and ease of production test. We extended the J750 platform technology to create the IP750 Image Sensor™ test system. The IP750 is focused on testing image sensor devices used in digital cameras and other imaging products. We continue to invest in the J750 platform with new instrument releases that bring new capabilities to existing market segments and expand the J750 platform to critical new devices that include high end microcontrollers and the latest generation of cameras. The J750 platform has an installed base of over 3,700 systems and it continues to grow.

Our acquisition of Nextest in January of 2008 expanded our product offerings to include the Magnum test platform. The Magnum products address the requirements of mass production test of memory devices such as flash memory and DRAM. Flash and DRAM memory are widely used core building blocks in modern electronic products finding wide application in consumer, industrial, and computing equipment. Magnum II is the newest member of the family. With test rates up to 800 megabits per second and a versatile architecture designed for maximal throughput, Magnum II tests flash and DRAM devices, an important advantage for large memory producers that manufacture both types of memory. The Magnum platform has an installed base of over 1,200 systems and it continues to grow.

Our acquisition of Eagle Test in November of 2008 expanded our product offerings to include the ETS platform. The ETS platform is used by semiconductor manufacturers and assembly and test subcontractors, primarily in the low pin count analog/mixed signal discrete markets that cover more cost sensitive applications. Eagle Test's proprietary SmartPin™ technology enables multiple semiconductor devices to be tested simultaneously, or in parallel, on an individual test system, permitting greater test throughput. Semiconductors tested by Eagle Test's systems are incorporated into a wide range of products in historically high-growth markets, including digital cameras, MP3 players, cell phones, video/multimedia products, automotive electronics, computer peripherals, and notebook and desktop computers. The ETS platform has an installed base of over 2,300 systems and it continues to grow.

Systems Test Group

Our Systems Test Group segment is comprised of three business units: Mil/Aero, Storage Test and Commercial Board Test.

Mil/Aero

Our expertise in the test and diagnosis of printed circuit boards ("PCB") and subsystems has proven to be essential in supporting the ever-demanding military, defense and aerospace markets. Our test solutions for these markets include high-performance systems, instruments and software solutions that manufacturers and repair depots depend on to ensure the readiness of military and commercial electronic systems.

New programs from tactical aircraft to missile systems, as well as widespread enhancement programs, continue to fuel the demand for high performance test systems. We are a leading provider of test instrumentation and systems with performance well suited to the demands of military/aerospace electronics manufacturers and repair depots worldwide. Success in this market is illustrated by our penetration into major Department of Defense programs across all U.S. military service branches and many allied military services worldwide.

Storage Test

Leveraging our expertise in functional test and semiconductor test, we introduced the Neptune product line in 2009. This product is targeted at the high growth 2.5 inch hard disk drive market. In 2010, we expanded our Neptune product line to address the enterprise drive market.

The storage growth for laptops, netbooks and consumer electronics combined with the growth in storage density is driving the need for high density test solutions for the 2.5 inch HDD segment. The Neptune product line addresses the challenges of high throughput automated manufacturing environments while at the same time meeting the performance requirements for next generation HDDs. Our products are targeted at the HDD manufacturers and used as part of the manufacturing and test process of drives.

Commercial Board Test

Our test and inspection systems are sold to the electronics manufacturers of cell phones, servers, computers, Internet switches, automobiles and military avionics systems worldwide.

We manufacture in-circuit test ("ICT") systems that are used to assess electrical interconnections, verify interoperation and find faulty circuits on fully assembled and soldered PCBs. Fast, accurate and cost-effective diagnostic capabilities are hallmark features of our ICT systems, including the TestStation™ and Spectrum™ product families used in a variety of in-line, high-volume PCB test applications. Supporting technologies such as our patented SafeTest™ technology allow TestStation users to safely troubleshoot the low-voltage components and interconnects commonly found in battery-powered portable consumer electronics and low-power commercial equipment. In addition to standard ICT equipment, we offer combinational test platforms and handler-ready in-line test systems for high-volume board manufacturing.

Wireless Test

Our acquisition of LitePoint in October of 2011 expanded our product offerings in the wireless test industry. LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks/laptops, personal computer peripherals, and other Wi-Fi enabled devices. LitePoint collaborates with developers, component manufacturers, and industry leaders to create agile systems capable of analyzing the entire wireless landscape. Using easy-to-deploy, innovative test methodologies running on software-controlled module design, LitePoint's IQ product line is designed for high-volume, low-cost product test. LitePoint's products fall into two categories: cellular and connectivity.

Cellular

The LitePoint IQxstream™ is a multi-DUT cellular communication solution for verification and calibration of 2G/3G/4G mobile devices including smart phones, tablets and data cards. The IQxstream's non-signaling technology delivers test speeds which allow for superior test coverage and increased throughput over traditional cellular test methods, thus avoiding economic vs. test quality tradeoffs common with slower, traditional approaches.

Connectivity

LitePoint offers a suite of products for connectivity testing. The LitePoint IQ2010™ is a comprehensive one-box solution for multi-com connectivity needs including WiFi, Bluetooth, GPS, FM, WiMax and ZigBee. When combined with the IQxstream, the IQ2010 creates a system for testing smart phones, tablets, and other multi-radio™ devices that include cellular technology. The LitePoint IQflex® is a testing solution focused on wireless LAN and Bluetooth manufacturing test. LitePoint IQnxnPlus™ and IQnxn® are testing solutions for complex WiFi and WiMAX devices that utilize multiple input and multiple output RF configurations commonly called MIMO, used in R&D environments. The LitePoint IQview® helps simplify WiFi and Bluetooth device development. The IQview offers compatibility with the IQflex manufacturing solution enabling test software developed on the IQview to run on the IQflex platform deployed in manufacturing environments.

LitePoint IQfact™ and IQfactPlus™ are turnkey, chipset specific, solutions enabling rapid volume manufacturing with a minimum of engineering effort. IQfact solutions can be customized for a specific end product and then deployed on LitePoint test equipment.

Discontinued Operations

On March 21, 2011, our Diagnostic Solutions business unit was sold to SPX Corporation. This business provided electronic test and diagnostic systems to the automotive OEMs and their major subcontractors. This business unit was in our Systems Test Group segment.

On August 1, 2007, our Broadband Test Division business was sold to Tollgrade Communications, Inc. This business provided test systems for testing lines and qualifying lines for DSL telephone networks. This business unit was in our Other Test Systems segment.

Diagnostic Solutions and Broadband Test Division have been reflected as discontinued operations in the accompanying financial statements.

Summary of Net Revenue by Reportable Segment

Our three reportable segments accounted for the following percentages of consolidated net revenue for each of last three years:

	2011	2010	2009
Semiconductor Test	77%	90%	71%
Systems Test Group	21	10	29
Wireless Test	2	—	—
	100%	100%	100%

Sales and Distribution

In fiscal years 2011 and 2010, no single customer accounted for more than 10% of our consolidated net revenue. In 2009, revenues from Western Digital Corporation accounted for more than 10% of our consolidated net revenue. Western Digital Corporation is a customer of our Systems Test Group segment. In each of the years 2011, 2010 and 2009, our three largest customers in aggregate accounted for 19%, 21% and 27% of our consolidated net revenue, respectively.

Direct sales to United States government agencies accounted for 2%, 1% and 4% of our consolidated net revenue in 2011, 2010 and 2009, respectively. Approximately 8%, 8% and 14% of Systems Test Group's revenue in 2011, 2010 and 2009, respectively, was to United States government agencies and 17%, 35% and 21% of Systems Test Group's revenue in 2011, 2010 and 2009, respectively, was to government contractor customers.

We have sales and service offices located throughout North America, Asia and Europe, as our customers outside the United States are located primarily in these geographic areas. We sell in these areas predominantly through a direct sales force. Our manufacturing activities are primarily conducted through subcontractors and outsourced contract manufacturers with a significant operation concentrated in China.

Sales to customers outside the United States accounted for 84%, 85% and 75% of our consolidated net revenue in 2011, 2010 and 2009, respectively. Sales to customers located in China were 13%, 9% and 5% of consolidated net revenue in 2011, 2010 and 2009, respectively. Sales to customers located in Taiwan were 12%, 18% and 14% of consolidated net revenue in 2011, 2010 and 2009, respectively. Sales to customers located in Japan were 10%, 5% and 6% of our consolidated net revenue in 2011, 2010 and 2009, respectively. Sales to customers located in Malaysia were 10%, 13% and 12% of our consolidated net revenues in 2011, 2010 and 2009, respectively. Sales to customers located in Korea were 10%, 8% and 5% of our consolidated net revenues in 2011, 2010 and 2009, respectively. Sales are attributed to geographic areas based on the location of the customer site.

See also "Item 1A: Risk Factors" and Note Q: "Operating Segment, Geographic and Significant Customer Information" in Notes to Consolidated Financial Statements.

Competition

We face significant competition throughout the world in each of our reportable segments. Competitors in the Semiconductor Test segment include, among others, Advantest Corporation ("Advantest") and LTX–Credence Corporation ("LTX"). The merger between Advantest and Verigy may result in a combined company that may be a stronger competitor in certain markets. Competitors in the Systems Test Group include, among others, Agilent Technologies, Inc. and Xyratex Ltd. Competitors in our Wireless Test segment include Agilent, Aeroflex, Inc., Anritsu Company and Rohde & Schwarz GmbH & Co. KG, among others.

Some of our competitors have substantially greater financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. We also face competition from emerging Asian equipment companies and from internal suppliers at several of our customers. Some of our competitors have introduced or announced new products with certain performance characteristics which may be considered equal or superior to those we currently offer. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. See also "Item 1A: Risk Factors."

Backlog

At December 31, 2011 and 2010, our backlog of unfilled orders in our three reportable segments was as follows:

	2011	2010
	(in millions)	
Semiconductor Test	$274.8	$334.2
Systems Test Group	175.3	152.0
Wireless Test	4.4	—
	$454.5	$486.2

Of the backlog at December 31, 2011, approximately 99% of the Semiconductor Test backlog, 91% of Systems Test Group backlog, and 100% of Wireless Test backlog, is expected to be delivered in 2012.

Customers may delay delivery of products or cancel orders suddenly and without significant notice, subject to possible cancellation penalties. Due to possible customer changes in delivery schedules and cancellation of orders, our backlog at any particular date is not necessarily indicative of the actual sales for any succeeding period. Delays in delivery schedules and/or cancellations of backlog during any particular period could have a material adverse effect on our business, financial condition and results of operations.

Raw Materials

Our products contain electronic and mechanical components that are provided by a wide range of suppliers. Certain of these components are standard products, while others are manufactured to our specifications. We can experience occasional delays in obtaining timely delivery of certain items. While the majority of our components are available from multiple suppliers, certain items are obtained from sole sources. We may experience a temporary adverse impact if any of our sole source suppliers delays or ceases to deliver products.

Intellectual Property and Licenses

The development of our products, both hardware and software, is based in significant part on proprietary information, our brands and technology. We protect our rights in proprietary information, brands and technology through various methods, such as:

- patents;
- copyrights;
- trademarks;
- trade secrets;
- standards of business conduct and related business practices; and
- technology license agreements, software license agreements, non-disclosure agreements, employment agreements, and other agreements.

However, these protections might not be effective in all circumstances. Competitors might independently develop similar technology or exploit our proprietary information and our brands in countries where we lack enforceable intellectual property rights or where enforcement of such rights through the legal system provides an insufficient deterrent. Also, intellectual property protections can lapse or be invalidated through appropriate legal processes. We do not believe that any single piece of intellectual property or proprietary rights is essential to our business.

Employees

As of December 31, 2011, we employed approximately 3,200 people. Since the inception of our business, we have experienced no work stoppages or other labor disturbances. We have no collective bargaining contracts.

Engineering and Development Activities

The highly technical nature of our products requires a large and continuing engineering and development effort. Engineering and development expenditures for the years ended December 31, 2011, 2010 and 2009 were $195.6 million, $193.0 million, and $161.3 million, respectively. These expenditures amounted to approximately 14%, 12%, and 21% of consolidated net revenue in 2011, 2010, and 2009, respectively.

Environmental Affairs

We are subject to various federal, state, and local government laws and regulations relating to the protection of employee health and safety and the environment. We accrue for all known environmental liabilities when it becomes probable that we will incur cleanup costs and those costs can reasonably be estimated. The amounts accrued do not cover sites that are in the preliminary stages of investigation. Estimated environmental costs are not expected to materially affect the financial position or results of our operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation laws and regulations.

OUR EXECUTIVE OFFICERS

Pursuant to General Instruction G(3) of Form 10-K, the following table is included in Part I of this Annual Report on Form 10-K in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders. The table sets forth the names of all of our executive officers and certain other information relating to their positions held with Teradyne and other business experience. Our executive officers do not have a specific term of office but rather serve at the discretion of the Board of Directors.

Executive Officer	Age	Position	Business Experience For The Past 5 Years
Michael A. Bradley	63	Chief Executive Officer and President	Chief Executive Officer since 2004; President of Teradyne since 2003; President of Semiconductor Test from 2001 to 2003.
Gregory R. Beecher	54	Vice President, Chief Financial Officer and Treasurer	Vice President and Chief Financial Officer of Teradyne since 2001 and Treasurer of Teradyne from 2003 to 2005 and since 2006.
Charles J. Gray	50	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Teradyne since April 2009; Vice President and General Counsel of Sonus Networks, Inc. from 2002 to 2008.
Jeffrey R. Hotchkiss	64	President of Systems Test Group	President of Systems Test Group since 2007; President of Assembly Test Systems from 2004 to 2007, and President of Diagnostic Solutions from 2005 to 2007.
Mark E. Jagiela	51	President of Semiconductor Test	President of Semiconductor Test since 2003; Vice President of Teradyne since 2001.

Item 1A: *Risk Factors*

Risks Associated with Our Business

The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Our business is impacted by worldwide economic cycles, which are difficult to predict.

Capital equipment providers in the electronics and semiconductor industries, such as Teradyne, have, in the past, been negatively impacted by sudden slowdowns in the global economies, and resulting reductions in customer capital investments. The duration of slowdowns in customer capital investments are difficult to predict.

The global economy and financial markets experienced disruption in 2009 and 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. We are unable to predict the likely duration and severity of disruptions in financial markets, credit availability, and adverse economic conditions throughout the world. These economic developments affect businesses such as ours and those of our customers and vendors in a number of ways that could result in unfavorable consequences to us. Disruption and deterioration in economic conditions may reduce customer purchases of our products, thereby reducing our revenues and earnings. In addition, such adverse decline in economic conditions may, among other things, result in increased price competition for our products, increased risk of excess and obsolete inventories, increased risk in the collectability of our accounts receivable from our customers, increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable, and higher operating costs as a percentage of revenues.

We have taken actions to address the effects of the economic crisis, including implementing cost control and reduction measures. If our business has another downturn, we may need to take further cost control and reduction measures.

Our business is dependent on the current and anticipated market for electronics, which historically has been highly cyclical.

Our business and results of operations depend in significant part upon capital expenditures of manufacturers of semiconductors and other electronics, which in turn depend upon the current and anticipated market demand for those products. As evidenced by our 2009 and 2008 business and results of operations, the market demand for electronics is impacted by economic slowdowns. Historically, the electronics and semiconductor industry has been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems we manufacture and market. We believe that the markets for newer generations of electronic products such as those that we manufacture and market will also be subject to similar fluctuations. We are dependent on the timing of orders from our customers, and the deferral or cancellation of previous customer orders could have an adverse effect on our results of operations. We cannot ensure that the level of revenues or new orders for a fiscal quarter will be sustained in subsequent quarters. In addition, any factor adversely affecting the electronics industry or particular segments within the electronics industry may adversely affect our business, financial condition and operating results.

We are subject to intense competition.

We face significant competition throughout the world in each of our reportable segments. Some of our competitors have substantial financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. We also face competition from emerging Asian equipment companies and internal development at several of our customers. Some of our competitors have introduced or announced new products with certain performance characteristics which may be considered equal or superior to those we currently offer. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by competitors could cause a decline in revenues or loss of market acceptance of our products.

Our operating results are likely to fluctuate significantly.

Our operating results are affected by a wide variety of factors that could materially adversely affect revenues and profitability. The following factors are expected to impact future operations:

- a worldwide economic slowdown or disruption in the global financial markets;
- competitive pressures on selling prices;
- our ability to introduce, and the market acceptance of, new products;
- changes in product revenue mix resulting from changes in customer demand;
- the level of orders received which can be shipped in a quarter because of the tendency of customers to wait until late in a quarter to commit to purchase due to capital expenditure approvals and constraints occurring at the end of a quarter, or the hope of obtaining more favorable pricing from a competitor seeking the business;
- engineering and development investments relating to new product introductions, and the expansion of manufacturing, outsourcing and engineering operations in Asia;
- provisions for excess and obsolete inventory relating to the lack of demand for and the discontinuance of products;
- impairment charges for certain long-lived and intangible assets and goodwill;

- parallel or multi-site testing could lead to a decrease in the ultimate size of the market for our products; and
- the ability of our suppliers and subcontractors to meet product quality or delivery requirements needed to satisfy customer orders for our products, especially if product demand continues to increase.

As a result of the foregoing and other factors, we have experienced and may continue to experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results and stock price.

We are subject to risks of operating internationally.

A significant portion of our total revenue is derived from customers outside the United States. Our international sales and operations are subject to significant risks and difficulties, including:

- unexpected changes in legal and regulatory requirements affecting international markets;
- changes in tariffs and exchange rates;
- social, political and economic instability, acts of terrorism and international conflicts;
- difficulties in protecting intellectual property;
- difficulties in accounts receivable collection;
- cultural differences in the conduct of business;
- difficulties in staffing and managing international operations; and
- compliance with customs regulations.

In addition, an increasing portion of our products and the products we purchase from our suppliers are sourced or manufactured in foreign locations, including China, and a large portion of the devices our products test are fabricated and tested by foundries and subcontractors in Taiwan, Singapore, China and other parts of Asia. As a result, we are subject to a number of economic and other risks, particularly during times of political or financial instability in these regions. Disruption of manufacturing or supply sources in these international locations could materially adversely impact our ability to fill customer orders and potentially result in lost business.

If we fail to develop new technologies to adapt to our customers' needs and if our customers fail to accept our new products, our revenues will be adversely affected.

We believe that our technological position depends primarily on the technical competence and creative ability of our engineers. In a rapidly evolving market, such as ours, the development or acquisition of new technologies, commercialization of those technologies into products and market acceptance and customer demand for those products are critical to our success. Successful product development or acquisition, introduction and acceptance depend upon a number of factors, including:

- new product selection;
- ability to meet customer requirements;
- development of competitive products by competitors;
- timely and efficient completion of product design;
- timely and efficient implementation of manufacturing and manufacturing processes;
- timely remediation of product performance issues, if any, identified during testing;
- assembly processes and product performance at customer locations;

- differentiation of our products from our competitors' products;
- management of customer expectations concerning product capabilities and product life cycles;
- ability to attract and retain technical talent; and
- innovation that does not infringe on the intellectual property rights of third parties.

If our suppliers do not meet product or delivery requirements, we could have reduced revenues and earnings.

Certain components, including semiconductor chips, may be in short supply from time to time because of high industry demand or the inability of some vendors to consistently meet our quality or delivery requirements. Approximately 30% of material purchases require some custom work where having multiple suppliers would be cost prohibitive. If any of our suppliers were to cancel contracts or commitments or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition. In addition, we rely on contract manufacturers for certain subsystems used in our products, and our ability to meet customer orders for those products depends upon the timeliness and quality of the work performed by these subcontractors, over whom we do not exercise any control.

To a certain extent, we are dependent upon the ability of our suppliers and contractors to help meet increased product or delivery requirements. It may be difficult for certain suppliers to meet delivery requirements in a period of rapid growth, therefore impacting our ability to meet our customers' demands.

We rely on the financial strength of our suppliers. There can be no assurance that the loss of suppliers either as a result of financial viability, bankruptcy or otherwise will not have a material adverse effect on our business, results of operations or financial condition.

Our operations may be adversely impacted if our outsourced contract manufacturers or service providers fail to perform.

We depend on Flextronics International Ltd. ("Flextronics") to manufacture and test our FLEX and J750 family of products from its facility in China and on other contract manufacturers to manufacture other products. If for any reason these contract manufacturers cannot provide us with these products in a timely fashion, or at all, we may not be able to sell these products to our customers until we enter a similar arrangement with an alternative contract manufacturer. If we experience a problem with our supply of products from Flextronics or our other contract manufacturers, it may take us significant time to either manufacture the product or find an alternate contract manufacturer, which could result in substantial expense and disruption to our business.

We have also outsourced a number of our general and administrative functions, including information technology, to reputable service providers, many of which are in foreign countries, sometimes impacting communication with them because of language and time difficulties. Their presence in foreign countries also increases the risk they could be exposed to political risk. Additionally, there may be difficulties encountered in coordinating the outsourced operations with existing functions and operations. If we fail in successfully coordinating and managing the outsourced service providers, it may cause an adverse effect on our operations which could result in a decline in our stock price.

We may not fully realize the benefits of our acquisitions or strategic alliances.

In October 2011, we acquired LitePoint Corporation ("LitePoint"). We may not be able to realize the benefit of acquiring LitePoint or successfully grow LitePoint's business. We may continue to acquire additional businesses, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing businesses. We may not be able to realize the expected synergies and cost savings from the integration with our existing operations of other businesses or technologies that we may acquire. In addition, the integration process for our acquisitions may be complex, costly and time consuming and include unanticipated issues, expenses and liabilities. We may have difficulty in developing, manufacturing and marketing the products of a newly acquired company in a manner that enhances the performance of our combined businesses or product lines and allows us to realize value from expected synergies. Following an acquisition, we may not achieve the revenue or net income levels that justify the acquisition. Acquisitions may also result in one-time charges (such as acquisition-related expenses, write-offs or restructuring charges) or in the future, impairment of goodwill, that adversely affect our operating results. Additionally, we may fund acquisitions of new businesses, strategic alliances or joint ventures by utilizing our cash, raising debt, issuing shares of our common stock, or by other means.

We have increased our indebtedness.

On April 6, 2009, we completed a registered underwritten offering of $190.0 million aggregate principal amount of 4.50% Convertible Senior Notes (the "Notes") due March 15, 2014 and received net proceeds of approximately $163.0 million. We used approximately $123.3 million of the net proceeds of this offering to repay all amounts outstanding under our revolving credit facility. Although we are no longer subject to the restrictive covenants under the revolving credit facility, we have incurred approximately $190.0 million principal amount of new indebtedness that the holders of the Notes may require us to repurchase upon the occurrence of certain fundamental changes involving the Company. In addition, on March 31, 2009, our wholly-owned subsidiary in Japan, Teradyne K.K., incurred approximately $10.0 million in indebtedness that we guaranteed. The level of our indebtedness, among other things, could:

- make it difficult to make payments on our other obligations;
- make it difficult to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
- require the dedication of a substantial portion of any cash flow from operations to service for indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures; and
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete.

Our convertible note hedge and warrant transactions could impact the value of our stock.

Concurrent with the offering of the Notes, we entered into a convertible note hedge transaction with Goldman, Sachs & Co. (the "hedge counterparty") with a strike price equal to the initial conversion price of the Notes. The convertible note hedges cover, subject to customary antidilution adjustments, approximately 34,703,196 shares of our common stock.

Separately and concurrent with the pricing of the Notes, we entered into a warrant transaction with the hedge counterparty with a strike price of $7.67 per share, which was 75% higher than the closing price of our common stock on March 31, 2009. The warrants will be net share settled and cover, subject to customary antidilution adjustments, approximately 31,963,470 shares of our common stock. On April 1, 2009, the hedge counterparty exercised its option to purchase warrants covering, subject to customary antidilution adjustments, an additional 2,739,726 shares of our common stock. However, we will not be obligated to deliver to the hedge counterparty more than 34,526,500 shares of common stock upon exercise of the warrants (which amount represented less than 19.99% of our outstanding shares of common stock as of March 31, 2009, without giving effect to any shares of common stock issuable pursuant to the warrant transaction), subject to customary antidilution adjustments.

The convertible note hedges are expected to reduce the potential dilution to our common stock upon any conversion of the Notes. However, the warrant transaction could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrant. The net cost of the convertible note hedge transaction to us, after being partially offset by the proceeds from the sale of the warrants, was approximately $21.7 million.

In connection with establishing its initial hedge of these convertible note hedge and warrant transactions, the hedge counterparty has entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock or other securities, including the Notes, concurrent with, or shortly after, the pricing of the Notes. In addition, the hedge counterparty may modify its hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling our common stock or other securities, including the Notes, in secondary market transactions (and may do so during any observation period related to the conversion of the Notes). These activities could adversely impact the value of our common stock and the Notes.

We have taken measures to significantly lower our fixed costs, which could have long-term negative effects on our business or impact our ability to adequately address a rapid increase in customer demand.

We have taken measures to address slowdowns in the market for our products. These measures include shifting more of our operations to lower cost regions, outsourcing manufacturing processes, divesting of certain businesses, implementing material cost reduction programs, reducing the number of our employees, and reducing planned capital expenditures and expense budgets. We cannot ensure that the measures we have taken will not impair our ability to effectively develop and market products, to remain competitive in the industries in which we compete, to operate effectively, to operate profitably during slowdowns or to effectively meet a rapid increase in customer demand. These measures may have long-term negative effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult to hire and retain talented individuals and to quickly respond to customers or competitors in an upward cycle.

We may incur significant liabilities if we fail to comply with environmental regulations.

We are subject to both domestic and international environmental regulations and statutory strict liability relating to the use, storage, discharge, site cleanup and disposal of hazardous chemicals used in our manufacturing processes. If we fail to comply with present and future regulations, or are required to perform site remediation, we could be subject to future liabilities or cost, including penalties or the suspension of production. Present and future regulations may also:

- restrict our ability to expand facilities;
- restrict our ability to ship certain products into the European Union or elsewhere;
- require us to modify our operations logistics;
- require us to acquire costly equipment; or
- require us to incur other significant costs and expenses.

Pursuant to present regulations and agreements, we are conducting groundwater and subsurface assessment and monitoring and are implementing remediation and corrective action plans for facilities located in California, Massachusetts and New Hampshire which are no longer conducting manufacturing operations. As of December 31, 2011, we have not incurred material costs as result of the monitoring and remediation steps taken at the California, Massachusetts and New Hampshire sites.

On January 27, 2003, the European Union adopted the following directives: (i) the directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the "RoHS Directive"); and (ii) the directive on Waste Electrical and Electronic Equipment (the "WEEE Directive"). The WEEE Directive became effective August 13, 2005 and the RoHS Directive became effective on July 6, 2006. Both the RoHS Directive and the WEEE Directive alter the form and manner in which electronic equipment is imported, sold and handled in the European Union. Other jurisdictions, such as China, have followed the European Union's lead in enacting legislation with respect to hazardous substances and waste removal. Ensuring compliance with the RoHS Directive, the WEEE Directive and similar legislation in other jurisdictions, and integrating compliance activities with our suppliers and customers could result in additional costs and disruption to operations and logistics and thus, could have a negative impact on our business, operations and financial condition.

We currently are and in the future may be subject to litigation that could have an adverse effect on our business.

From time to time, we may be subject to litigation or other administrative and governmental proceedings that could require significant management time and resources and cause us to incur expenses and, in the event of an adverse decision, pay damages in an amount that could have a material adverse effect on our financial position or results of operations.

Third parties may claim we are infringing their intellectual property and we could suffer significant litigation costs, licensing expenses or be prevented from selling our products.

We have been sued for patent infringement in the past and receive notifications from time to time that we may be in violation of patents held by others. An assertion of patent infringement against us, if successful, could have a material adverse effect on our ability to sell our product or it could force us to seek a license to the intellectual property rights of others or alter such products so that they no longer infringe the intellectual property rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Additionally, patent litigation could require a significant use of management resources and involve a lengthy and expensive defense, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain licenses, modify our products, or stop making our products; each of which could have a material adverse effect on our financial condition and operating results.

We may incur higher tax rates than we expect and may have exposure to additional international tax liabilities and costs.

We are subject to paying income taxes in the United States and various other countries where we operate. Our effective tax rate is dependent on where our earnings are generated and the tax regulations and the interpretation and judgment of administrative tax or revenue entities in the United States and other countries. We have pursued a global tax strategy which could adversely be affected by our failure to expand operations or earnings in certain countries, the mix of earnings and tax rates in the countries where we operate, changes to tax laws or an adverse tax ruling by administrative entities. We are also subject to tax audits in the countries where we operate. Any material assessment resulting from an audit from an administrative tax or revenue entity could also negatively affect our financial results.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. In certain foreign jurisdictions, we qualify for tax incentives based on our ability to meet, on a continuing basis, various tests relating to our employment levels, research and development expenditures and other qualification requirements in a particular foreign jurisdiction. While we intend to operate in such a manner to maintain and maximize our tax incentives, no assurance can be given that we have so qualified or that we will so qualify for any particular year or jurisdiction. If we fail to qualify and to remain qualified for certain foreign tax incentives, we may be subject to further taxation or an increase in our effective tax rate which would adversely impact our financial results. In addition, we may incur additional costs, including headcount expenses, in order to obtain or maintain a foreign tax incentive in a particular foreign jurisdiction.

We have significant guarantees and indemnification obligations.

From time to time, we make guarantees to customers regarding the performance of our products and guarantee certain indebtedness, performance obligations or lease commitments of our subsidiary and affiliate companies. We also have agreed to provide indemnification to our officers, directors, employees and agents, to the extent permitted by law, arising from certain events or occurrences while the officer, director, employee or agent, is or was serving at our request in such capacity. If we become liable under any of these obligations, it could materially and adversely affect our business, financial condition and operating results. For additional information see Note J: "Commitments and Contingencies—Guarantees and Indemnification Obligations" in Notes to Consolidated Financial Statements.

If we are unable to protect our intellectual property ("IP"), we may lose a valuable asset or may incur costly litigation to protect our rights.

We protect the technology that is incorporated in our products in several ways, including through patent, copyright, and trade secret protection and by contractual agreement. However, even with these protections, our IP may still be challenged, invalidated or subject to other infringement actions. While we believe that our IP has value in the aggregate, no single element of our IP is in itself essential. If a significant portion of our IP is invalidated or ineffective, our business could be materially adversely affected.

Our business may suffer if we are unable to attract and retain key employees.

Competition for employees with skills we require is intense in the high technology industry. Our success will depend on our ability to attract and retain key technical employees. The loss of one or more key or other employees, a decrease in our ability to attract additional qualified employees, or the delay in hiring key personnel could each have a material adverse effect on our business, results of operations or financial condition.

We may have additional pension funding obligations as a result of the weak performance of financial markets and its effect on plan assets.

Our future funding obligations for our U.S. defined benefit pension plan qualified with the Internal Revenue Service ("IRS") depend upon the future performance of assets for this plan, the level of interest rates used to determine funding levels, the level of benefits provided for by the plan and any changes in government laws and regulations. Our U.S. qualified defined benefit pension plan currently holds a significant amount of fixed income securities. As of December 31, 2011, our U.S. qualified defined benefit pension plan had a funded status of approximately 102%. Due to significant declines in financial markets and deterioration in the value of our plan assets in 2008, we made additional discretionary contributions to our U.S. qualified defined benefit pension plan in 2009 and 2010 and may have to make additional contributions in future reporting periods, which may negatively affect our cash flow.

The natural disasters in Japan and the Philippines could disrupt our operations and those of our customers and adversely affect our results of operations.

The recent events in Japan and the Philippines, including earthquakes, tsunamis, flooding and the related damage, created economic uncertainty in those countries. Based on a review of our global supply chain and the customers' test facilities we serve in Japan and the Philippines, we do not expect a significant impact on our ability to manufacture and sell our products, however, there can be no assurance that an adverse effect on our business, financial condition and operating results will not result from these events.

Our operations and the operations of our customers and suppliers are subject to risks of natural catastrophic events, widespread health epidemics, acts of war, terrorist attacks and the threat of domestic and international terrorist attacks, any one of which could result in cancellation of orders, delays in deliveries or other business activities, or loss of customers and could negatively affect our business and results of operations.

Our business is international in nature, with our sales, service and administrative personnel and our customers and suppliers located in numerous countries throughout the world. Our operations and those of our customers and suppliers are subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, health epidemics, fires, earthquakes, hurricanes, volcanic eruptions, energy shortages, telecommunication failures, tsunamis, flooding or other natural disasters. Such disruption could materially increase our costs and expenses as well as cause delays in, among other things, shipments of products to our customers, our ability to perform services requested by our customers, or the installation and acceptance of our products at customer sites. Any of these conditions could have a material adverse effect on our business, financial conditions and results of operations.

Provisions of our charter and by-laws and Massachusetts law make a takeover of Teradyne more difficult.

There are provisions in our basic corporate documents and under Massachusetts law that could discourage, delay or prevent a change in control, even if a change in control may be regarded as beneficial to some or all of our stockholders.

Item 1B: ***Unresolved Staff Comments***

None.

Item 2: ***Properties***

The following table provides certain information as to our principal general offices and manufacturing facilities.

Location	Operating Segment	Major Activity+	Approximate Square Feet of Floor Space
Properties Owned:			
North Reading, Massachusetts	Semiconductor Test, Systems Test Group & Corporate	1-2-3-4-5-6	413,000
Agoura Hills, California	Semiconductor Test	3-5	120,000
Kumamoto, Japan	Semiconductor Test	2-3-4-5	79,000
Subtotal of Owned Properties			612,000
Properties Leased:			
Cebu, Philippines	Semiconductor Test	2-6	135,000
San Jose, California	Semiconductor Test (Nextest business unit)	2-3-4-5	128,000
Buffalo Grove, Illinois	Semiconductor Test (Eagle Test business unit)	2-3-4-5	95,000
Sunnyvale, California	Wireless Test	2-3-4-5-6	75,000
North Reading, Massachusetts	Corporate	1	60,000
Shanghai, China	Semiconductor Test & Systems Test Group	2-5-6	44,000
Tai Yuan, Taiwan	Semiconductor Test & Systems Test Group	5	43,000
Heredia, Costa Rica	Semiconductor Test	2-6	42,000
San Jose, California	Semiconductor Test	4-5	36,000
Subtotal of Leased Properties			658,000
Total Square Feet of Floor Space			1,270,000

\+ Major activities have been separated into the following categories: 1. Corporate Administration, 2. Sales Support and Manufacturing, 3. Engineering and Development, 4. Marketing, 5. Sales and Administration, 6. Storage and Distribution.

Item 3: ***Legal Proceedings***

We are subject to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. We believe that we have meritorious defenses against all pending claims and intend to vigorously contest them. While it is not possible to predict or determine the outcomes of any pending claims or to provide possible ranges of losses that may arise, we believe the potential losses associated with all of these actions are unlikely to have a material adverse effect on our business, financial position or results of operations.

Item 4: ***Mine Safety Disclosure: Not Applicable***

PART II

Item 5: ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

The following table shows the market range for our common stock based on reported sales price on the New York Stock Exchange.

Period	High	Low
2010		
First Quarter	$11.57	$ 8.95
Second Quarter	13.37	9.25
Third Quarter	11.64	8.84
Fourth Quarter	14.44	10.51
2011		
First Quarter	$19.19	$13.38
Second Quarter	18.68	13.51
Third Quarter	15.30	10.76
Fourth Quarter	15.05	10.37

The number of record holders of our common stock at February 22, 2012 was 2,478.

We have never paid cash dividends because it has been our policy to use earnings to finance expansion and growth. Payment of future cash dividends will rest within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements, and financial condition.

See "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Equity Compensation Plans," for information on our equity compensation plans and our performance graph.

In November 2007, Teradyne's Board of Directors (the "Board") authorized a $400 million stock repurchase program. This stock repurchase program was suspended by the Board on November 4, 2008. The cumulative repurchases as of December 31, 2008, totaled 8.5 million shares of common stock for $102.6 million at an average price of $12.14 per share.

In November 2010, the Board cancelled the November 2007 stock repurchase program and authorized a new stock repurchase program for up to $200 million. The cumulative repurchases as of December 31, 2011 totaled 2.6 million shares of common stock for $31.2 million at an average price of $11.84.

The following table includes information with respect to repurchases we made of our common stock during the quarter ended December 31, 2011 (in thousands except per share price):

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 3, 2011 – October 30, 2011	654	$11.18	2,633	$168,825
October 31, 2011 – November 27, 2011	—	$ —	—	$168,825
November 28, 2011 – December 31, 2011	—	$ —	—	$168,825

We satisfy the minimum withholding tax obligation due upon the vesting and the conversion of restricted stock units into shares of our common stock, by automatically withholding from the shares being issued a number of shares with an aggregate fair market value on the date of such vesting and conversion that would satisfy the withholding amount due.

Item 6: *Selected Financial Data*

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(dollars in thousands, except per share amounts)				
Consolidated Statement of Operations Data (1)(2)(3)(4)(5)(6):					
Net revenues	$1,429,061	$1,566,162	$ 777,425	$1,047,917	$1,037,706
Income (loss) from continuing operations	347,893	374,602	(135,363)	(400,985)	74,852
Net income (loss)	373,809	379,730	(133,837)	(394,227)	77,711
Income (loss) from continuing operations per common share—basic	1.88	2.08	(0.78)	(2.35)	0.41
Income (loss) from continuing operations per common share—diluted	1.53	1.71	(0.78)	(2.35)	0.40
Net income (loss) per common share—basic	2.02	2.11	(0.77)	(2.31)	0.42
Net income (loss) per common share—diluted	1.65	1.73	(0.77)	(2.31)	0.42
Consolidated Balance Sheet Data:					
Total assets	2,188,639	1,810,355	1,235,337	1,241,655	1,555,288
Long-term debt obligations	159,956	150,182	141,100	—	—

(1) As a result of the divestiture of Diagnostic Test Solutions in 2011 and Broadband Test Division in 2007, we are reporting both business units as discontinued operations for all periods presented.

(2) The Consolidated Statement of Operations Data for the year ended December 31, 2011 includes the results of operations of LitePoint from October 5, 2011, and for the year ended December 31, 2008 includes the results of operations of Nextest from January 24, 2008 and the results of operations of Eagle Test from November 15, 2008.

(3) The Consolidated Statement of Operations Data for the year ended December 31, 2011 includes a tax benefit of $129.3 million due primarily to the release of the deferred tax valuation allowance.

(4) The Consolidated Statement of Operations Data for the year ended December 31, 2009 includes $32.6 million of severance charges and $3.7 million of facilities charges related to the early exit of leased facilities.

(5) The Consolidated Statement of Operations Data for the year ended December 31, 2008 includes a $329.7 million goodwill impairment charge.

(6) The Consolidated Statement of Operations Data for the year ended December 31, 2008 includes $27.3 million of restructuring charges, primarily related to severance, $20.9 million of costs related to loss on sale of land and buildings and $12.0 million of facility charges related to accelerated depreciation.

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Statements in this Annual Report on Form 10-K which are not historical facts, so called "forward looking statements," are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that all forward looking statements involve risks and uncertainties, including those detailed in Teradyne's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's analysis only as of the date hereof. We assume no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting forward-looking statements, except as may be required by law.

Overview

We are a leading global supplier of automatic test equipment. We design, develop, manufacture, and sell automatic test systems and solutions used to test complex electronics in the consumer electronics, automotive, computing, telecommunications, wireless, and aerospace and defense industries. Our automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test") systems; and
- military/aerospace ("Mil/Aero") test instrumentation and systems, storage test systems ("Storage Test"), circuit-board test and inspection ("Commercial Board Test") systems, collectively these products represent "Systems Test Group"; and
- wireless test ("Wireless Test") systems.

We have a broad customer base which includes integrated device manufacturers ("IDMs"), outsourced semiconductor assembly and test providers ("OSATs"), wafer foundries, fabless companies that design, but contract with others for the manufacture of integrated circuits ("ICs"), developers of wireless devices and consumer electronics, manufacturers of circuit boards, automotive companies, wireless product manufacturers, storage device manufacturers, aerospace and military contractors as well as the United States Department of Defense.

In 2011, we acquired LitePoint Corporation ("LitePoint") to expand our product portfolio of test equipment in the wireless test sector. LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks/laptops, personal computer peripherals, and other Wi-Fi enabled devices. LitePoint is our Wireless Test segment.

The sales of our products and services are dependent, to a large degree, on customers who are subject to cyclical trends in the demand for their products. These cyclical periods have had, and will continue to have, a significant effect on our business since our customers often delay or accelerate purchases in reaction to changes in their businesses and to demand fluctuations in the semiconductor industry. Historically, these demand fluctuations have resulted in significant variations in our results of operations. This was particularly relevant beginning in the fourth quarter of fiscal year 2008 where we saw a significant decrease in revenue in our Semiconductor Test business which was impacted by the deteriorating global economy, which negatively impacted the entire semiconductor industry. The sharp swings in the semiconductor industry in recent years have generally affected the semiconductor test equipment and services industry more significantly than the overall capital equipment sector.

We believe our acquisitions of Nextest, Eagle Test and LitePoint, and our entry into the high speed memory and storage test markets have enhanced our opportunities for growth. We will continue to invest in our business to expand further our addressable markets while tightly managing our costs.

We regularly face price competition in each of our businesses. More recently, we have been subject to greater price competition in the Semiconductor Test segment. We intend to respond to competitive pricing moves as necessary, which may adversely impact our gross margins. Longer term, we will continue to invest in engineering to lower the cost of test which should help mitigate the impacts from aggressive pricing actions.

On March 21, 2011, we completed the sale of our Diagnostic Solutions business unit, which was included in the Systems Test Group segment, to SPX Corporation for $40.2 million in cash. We sold this business as its growth potential as a stand-alone business was significantly less than if it was part of a larger automotive supplier. The financial information for Diagnostic Solutions has been reclassified to discontinued operations.

Critical Accounting Policies and Estimates

We have identified the policies discussed below as critical to understanding our business and our results of operations and financial condition. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to inventories, investments, goodwill, intangible and other long-lived assets, bad debts, income taxes, deferred tax assets, pensions, warranties, contingencies, and litigation. Management bases its estimates on historical experience and on appropriate and customary assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

Revenue Recognition

In October 2009, FASB amended the accounting standards for revenue recognition to remove tangible products containing non-software and software components that function together to deliver the product's essential functionality from the scope of industry-specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for arrangements with multiple deliverables. We elected to early adopt this accounting guidance at the beginning of our first quarter of 2010 on a prospective basis. Adoption had no material impact on our financial position or results of operations in 2010 and 2011.

We recognize revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to our customers upon shipment or at delivery destination point. In circumstances where either title or risk of loss pass upon destination, acceptance or cash payment, we defer revenue recognition until such events occur.

Our equipment has non-software and software components that function together to deliver the equipment's essential functionality. Revenue is recognized upon shipment or at delivery destination point, provided that customer acceptance criteria can be demonstrated prior to shipment. Certain contracts require us to perform tests of the product to ensure that performance meets the published product specifications or customer requested specifications, which are generally conducted prior to shipment. Where the criteria cannot be demonstrated prior to shipment, revenue is deferred until customer acceptance has been received. We also defer the portion of the sales price that is not due until acceptance, which represents deferred profit.

For multiple element arrangements, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, a hierarchy is used to determine the selling price for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of selling price ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("BESP"). For a delivered item to be considered a separate unit, the delivered item must have value to the customer on a standalone basis and the delivery or performance of the undelivered item must be considered probable and substantially in our control.

Our post-shipment obligations include installation, training services, one-year standard warranties, and extended warranties. Installation does not alter the product capabilities, does not require specialized skills or tools and can be performed by the customers or other vendors. Installation is typically provided within five days of product shipment and is completed within one to two days thereafter. Training services are optional and do not affect the customers' ability to use the product. We defer revenue for the selling price of installation and training. Extended warranties constitute warranty obligations beyond one year and we defer revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-20, *"Separately Priced Extended Warranty and Product Maintenance Contracts."*

Our products are generally subject to warranty and related costs of the warranty are provided for in cost of revenue when product revenue is recognized. We classify shipping and handling costs in cost of revenue. Service revenue is recognized over the contractual period or as the services are performed.

We generally do not provide our customers with contractual rights of return for any of our products.

For transactions involving the sale of software, revenue is recognized in accordance with ASC 985-605, *"Software Revenue Recognition."* We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is probable. In instances where an arrangement contains multiple elements, revenue related to the undelivered elements is deferred to the extent that vendor-specific objective evidence of fair value ("VSOE") exists for such elements. In instances where VSOE does not exist for one or more of the undelivered elements of an arrangement, all revenue related to the arrangement is deferred until all elements have been delivered. VSOE is the price charged when the element is sold separately. Revenue for the separate elements is only recognized where the functionality of the undelivered element is not essential to the delivered element.

For certain contracts eligible for contract accounting under ASC 605-35, *"Revenue Recognition Construction-Type and Production-Type Contracts,"* revenue is recognized using the percentage-of-completion accounting method based upon the percentage of incurred costs to estimated total costs. These arrangements require significant production, modification, or customization. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which they are determined. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. Such amounts are only included in the contract value when they can be reliably estimated and realization is reasonably assured, generally upon receipt of a customer approved change order.

Inventories

Inventories, which include materials, labor, and manufacturing overhead, are stated at the lower of cost (first-in, first-out basis) or net realizable value. On a quarterly basis, we use consistent methodologies to evaluate all inventories for net realizable value. We record a provision for both excess and obsolete inventory when such write-downs or write-offs are identified through the quarterly review process. The inventory valuation is based upon assumptions about future demand, product mix, and possible alternative uses.

Equity Incentive and Stock Purchase Plans

Stock-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of ASC 718-10 "*Compensation—Stock Compensation*". As required by ASC 718-10, we have made an estimate of expected forfeitures and are recognizing compensation costs only for those stock-based compensation awards expected to vest.

Income Taxes

On a quarterly basis, we evaluate the realizability of our deferred tax assets by jurisdiction and assess the need for a valuation allowance. We consider the probability of future taxable income and our historical profitability, among other factors, in assessing the amount of the valuation allowance. As a result of this review, undertaken at December 31, 2002, we concluded under applicable accounting criteria that it was more likely than not that our deferred tax assets would not be realized and established a valuation allowance in several jurisdictions, most notably the United States. At December 31, 2011, we reassessed this judgment and concluded that it is more likely than not that a substantial majority of our deferred tax assets will be realized through consideration of both the positive and negative evidence. The evidence consisted primarily of our three year U.S. historical cumulative profitability, projected future taxable income, forecasted utilization of the deferred tax assets and the fourth quarter of 2011 acquisition of LitePoint offset by the volatility of the industries we operate in, primarily the semiconductor industry. As such, we reduced the valuation allowance by $190.2 million, which was recorded as a tax benefit in the year ended December 31, 2011. We maintain a valuation allowance for certain deferred tax assets of $51.1 million, primarily related to excess stock compensation deductions associated with pre-2006 activity, state net operating losses and state tax credit carryforwards, due to uncertainty regarding their realization. Adjustments could be required in the future if we estimate that the amount of deferred tax assets to be realized is more or less than the net amount we have recorded.

Investments

We account for our investments in debt and equity securities in accordance with the provisions of ASC 320-10, "*Investments—Debt and Equity Securities.*" On a quarterly basis, we review our investments to identify and evaluate those that have an indication of a potential other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include:

- The length of time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- The intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Goodwill, Intangible and Long-Lived Assets

In September 2011, the FASB issued ASU No. 2011-08, "*Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.*" This new guidance is intended to simplify goodwill impairment testing by allowing companies to first assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the current two-step goodwill impairment test. We adopted this guidance in the fourth quarter of 2011 and determined that it is not more likely than not that the fair value of our reporting unit is less than its carrying value.

We assess the impairment of identifiable intangibles, long-lived assets, and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important in the determination of an impairment include significant underperformance relative to historical or projected future operating results, significant changes in the manner that we use the acquired asset and significant negative industry or economic trends. When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the associated risks. We assess goodwill for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently, when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

SELECTED RELATIONSHIPS WITHIN THE CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2011	2010	2009
Percentage of net revenues:			
Net revenues:			
Products	81.2%	85.0%	74.2%
Services	18.8	15.0	25.8
Total net revenues	100.0	100.0	100.0
Cost of revenues:			
Cost of products	40.4	37.8	47.7
Cost of services	9.7	7.6	13.8
Total cost of revenues	50.1	45.3	61.5
Gross profit	49.9	54.7	38.5
Operating expenses:			
Engineering and development	13.7	12.3	20.8
Selling and administrative	16.4	14.5	25.1
Acquired intangible assets amortization	2.8	1.9	4.2
Restructuring and other	0.6	(0.1)	4.5
Total operating expenses	33.4	28.6	54.6
Income (loss) from operations	16.5	26.0	(16.1)
Interest and other, net	(1.2)	(1.2)	(2.4)
Income (loss) from continuing operations before income taxes	15.3	24.8	(18.5)
(Benefit) provision for income taxes	(9.0)	0.9	(1.1)
Income (loss) from continuing operations	24.3	23.9	(17.4)
Income from discontinued operations before income taxes	0.1	0.3	0.2
(Benefit) provision for income taxes	0.0	0.0	0.0
Income from discontinued operations	0.1	0.3	0.2
Gain on disposal of discontinued operations (net of taxes)	1.7	0.0	0.0
Net income (loss)	26.2%	24.2%	(17.2)%

Results of Operations

Book to Bill Ratio

Book to bill ratio is calculated as net bookings divided by net sales. Book to bill ratio by reportable segment was as follows:

	Three months ended December 31,		
	2011	2010	2009
Semiconductor Test	1.2	1.1	1.3
Systems Test Group	1.9	1.0	0.4
Wireless Test	0.7	—	—
Total Company	1.3	1.1	1.1

Revenues

Net revenues for our three reportable segments were as follows:

	2011	2010	2009	2010-2011 Dollar Change	2009-2010 Dollar Change
			(in millions)		
Semiconductor Test	$1,106.2	$1,413.3	$552.4	$(307.1)	$860.9
Systems Test Group	294.5	152.9	225.0	141.6	(72.1)
Wireless Test	28.4	—	—	28.4	—
	$1,429.1	$1,566.2	$777.4	$(137.1)	$788.8

Semiconductor Test revenue decreased $307.1 million or approximately 22% from 2010 to 2011, due to a decrease in system-on-a-chip ("SOC") product sales. Semiconductor Test product demand can fluctuate significantly from year to year based upon semiconductor device unit growth and installed base utilization. The 2011 decrease was due to lower volume from reduced demand.

Semiconductor Test revenue increased $860.9 million or approximately 156% from 2009 to 2010, due to a strong recovery in the semiconductor market, particularly in SOC test, and due to our strong market share in the higher growth Semiconductor Test segments such as power management, wireless and microcontroller.

The increase in Systems Test Group revenue of $141.6 million or approximately 93% from 2010 to 2011 was primarily due to the increase in sales of Storage Test systems, which was driven by new customers and new product applications.

The decrease in Systems Test Group revenue of $72.1 million or approximately 32% from 2009 to 2010 was primarily due to the decrease in sales of Storage Test systems and Mil/Aero systems and instruments, partially offset by an increase in Commercial Board Test sales.

The acquisition of LitePoint which was completed in October of 2011 added $28.4 million of revenue in 2011. Litepoint is our Wireless Test segment.

Our three reportable segments accounted for the following percentages of consolidated net revenue for each of the last three years:

	2011	2010	2009
Semiconductor Test	77%	90%	71%
Systems Test Group	21	10	29
Wireless Test	2	—	—
	100%	100%	100%

Net revenue by region as a percentage of total revenue was as follows:

	2011	2010	2009
United States	16%	15%	25%
China	13	9	5
Taiwan	12	18	14
Malaysia	10	13	12
Korea	10	8	5
Japan	10	5	6
Philippines	9	12	6
Europe	7	6	7
Singapore	6	9	9
Thailand	6	4	9
Rest of the World	1	1	2
	100%	100%	100%

The breakout of product and service revenue for the past three years was as follows:

	2011	2010	2009	2010-2011 Dollar Change	2009-2010 Dollar Change
			(in millions)		
Product Revenue	$1,160.2	$1,331.0	$576.5	$(170.8)	$754.5
Service Revenue	268.9	235.2	200.9	33.7	34.3
	$1,429.1	$1,566.2	$777.4	$(137.1)	$788.8

Our product revenue decreased $170.8 million or 13% in 2011 from 2010 primarily due to lower sales of SOC Semiconductor Test products. Semiconductor Test product sales demand can fluctuate significantly from year to year based upon semiconductor device unit growth and installed base utilization. The 2011 decrease was due to lower volume from reduced demand. The decrease was partially offset by an increase in sales of Storage Test systems, which was driven by new customers and new product applications. The LitePoint acquisition which was completed in October of 2011 added $27.8 million of product revenue in 2011. Service revenue, which is derived from the servicing of our installed base of products and includes maintenance contracts, repairs, extended warranties, parts sales, and applications support, increased $33.7 million or 14% due to higher volume.

Our product revenue increased $754.5 million or 131% in 2010 from 2009 primarily due to higher sales across all Semiconductor Test products. The increase was partially offset by a decrease in sales of Storage Test systems and Mil/Aero systems and instruments. Service revenue increased $34.3 million or 17%, due to higher volume.

In fiscal year 2011 and 2010, no single customer accounted for more than 10% of our consolidated net revenue. In 2009, revenues from one customer accounted for 13% of our consolidated net revenue. In each of the years 2011, 2010 and 2009, our three largest customers in aggregate accounted for 19%, 21% and 27% of our consolidated net revenue, respectively.

Gross Profit

	2011	2010	2009	2010-2011 Dollar / Point Change	2009-2010 Dollar / Point Change
			(dollars in millions)		
Gross Profit	$713.7	$856.0	$299.4	$(142.3)	$556.6
Percent of Total Revenue	49.9%	54.7%	38.5%	(4.8)	16.2

Gross profit as a percentage of revenue decreased from 2010 to 2011 by 4.8 percentage points. This decrease was the result of a decrease of 2.9 points related to product mix primarily from higher Storage Test system sales, a decrease of 0.9 points for a charge to adjust LitePoint acquired inventory to fair value, a decrease of 0.5 points due to lower volume, and a decrease of 0.3 points due to higher inventory provisions.

Gross profit as a percentage of revenue increased from 2009 to 2010 by 16.2 percentage points. This increase in gross profit was the result of an increase of 8.9 points due to higher product sales volume, an increase of 6.6 points related to product mix and an increase of 1.8 points due to lower inventory provisions. These increases were partially offset by a decrease of 1.2 points primarily due to higher variable compensation.

The breakout of product and service gross profit was as follows:

	2011	2010	2009	2010-2011 Dollar / Point Change	2009-2010 Dollar / Point Change
	(dollars in millions)				
Product Gross Profit	$583.1	$739.5	$205.6	$(156.4)	$533.9
Percent of Product Revenue	50.3%	55.6%	35.7%	(5.3)	19.9
Service Gross Profit	$130.6	$116.5	$ 93.8	$ 14.1	$ 22.7
Percent of Service Revenue	48.6%	49.5%	46.7%	(0.9)	2.8

We assess the carrying value of our inventory on a quarterly basis by estimating future demand and comparing that demand against on-hand and on-order inventory positions. Forecasted revenue information is obtained from the sales and marketing groups and incorporates factors such as backlog and future revenue demand. This quarterly process identifies obsolete and excess inventory. Obsolete inventory, which represents items for which there is no demand, is fully reserved. Excess inventory, which represents inventory items that are not expected to be consumed during the next four quarters, is written-down to estimated net realizable value.

During the year ended December 31, 2011, we recorded an inventory provision of $11.6 million included in cost of revenues, due to the downward revisions to previously forecasted demand levels. Of the $11.6 million of total excess and obsolete provisions recorded in 2011, $10.4 million was related to Semiconductor Test primarily due to product transition, $1.1 million was related to Systems Test Group, and $0.1 million was related to Wireless Test.

During the year ended December 31, 2010, we recorded an inventory provision of $6.0 million included in cost of revenues, due to the downward revisions to previously forecasted demand levels. Of the $6.0 million of total excess and obsolete provisions recorded in 2010, $4.5 million was related to Semiconductor Test and $1.5 million was related to Systems Test Group.

During the year ended December 31, 2009, we recorded an inventory provision of $24.8 million included in cost of revenues, due to the following factors:

— Downward revisions to previously forecasted demand levels as a result of worsening economic conditions experienced in the semiconductor and automotive industries primarily in the first half of 2009 resulted in an inventory provision of $13.5 million for inventory not expected to be consumed;

— A decline in demand versus forecast for our Liquid Crystal Display ("LCD") test product due to the global economic downturn, lower product pricing by competitors, the introduction of a new product by a competitor and consolidation among a number of the expected buyers of the product, resulted in an inventory provision of $8.6 million; and

— During late 2008, we introduced the next versions of our Nextest Magnum memory test product. At that time, it was anticipated that demand would continue for the existing version of the product within its installed base of customers. An overall decline in the memory market combined with a portion of our customers accelerating their purchasing of the newer version of the product resulted in an inventory provision of $2.7 million.

Of the $24.8 million of total excess and obsolete provisions recorded in 2009, $20.3 million was related to Semiconductor Test and $4.5 million was related to Systems Test Group.

During the year ended December 31, 2011, 2010 and 2009, we scrapped $9.2 million, $4.7 million and $29.6 million of inventory, respectively, and sold $8.1 million, $8.3 million and $4.3 million of previously written-down or written-off inventory, respectively. As of December 31, 2011, we had inventory related reserves for amounts which had been written-down or written-off totaling $123.5 million. We have no pre-determined timeline to scrap the remaining inventory.

Engineering and Development

Engineering and development expenses were as follows:

	2011	2010	2009	2010-2011 Change	2009-2010 Change
			(dollars in millions)		
Engineering and Development	$195.6	$193.0	$161.3	$2.6	$31.7
Percent of Total Revenue	13.7%	12.3%	20.8%		

The increase of $2.6 million in engineering and development expenses from 2010 to 2011 was due primarily to additional costs of $6.0 million related to the acquisition of LitePoint in October 2011, partially offset by lower variable compensation.

The increase of $31.7 million in engineering and development expenses from 2009 to 2010 was due primarily to an $18.6 million increase in variable compensation and $6.2 million increase from the restoration of temporary salary reductions.

Selling and Administrative

Selling and administrative expenses were as follows:

	2011	2010	2009	2010-2011 Change	2009-2010 Change
			(dollars in millions)		
Selling and Administrative	$233.7	$226.8	$195.4	$6.9	$31.4
Percent of Total Revenue	16.4%	14.5%	25.1%		

The increase of $6.9 million in selling and administrative expenses from 2010 to 2011 was due primarily to additional costs of $9.7 million related to the acquisition of LitePoint in October 2011, partially offset by lower variable compensation.

The increase of $31.4 million in selling and administrative expenses from 2009 to 2010 was due primarily to a $25.1 million increase in variable compensation and $9.9 million from the restoration of temporary salary reductions, partially offset by a $5.3 million decrease in other spending related to workforce reductions and other cost reduction initiatives taken in 2009.

Acquired Intangible Assets Amortization

Acquired intangible assets amortization expense was as follows:

	2011	2010	2009	2010-2011 Change	2009-2010 Change
			(dollars in millions)		
Acquired Intangible Assets Amortization	$40.5	$29.3	$32.3	$11.2	$(3.0)
Percent of Total Revenue	2.8%	1.9%	4.2%		

Acquired intangible assets amortization expense increased from 2010 to 2011 due to the LitePoint acquisition which was completed in October of 2011.

Acquired intangible assets amortization expense decreased from 2009 to 2010 because intangible assets related to the 2001 GenRad acquisition were fully amortized in 2009.

Restructuring and Other

Restructuring

In response to a downturn in the industry in 2008 and 2009, we implemented restructuring activities across all segments to reduce costs, principally through headcount reductions and facility consolidations. The remaining accrual for severance and benefits of $0.3 million is reflected in the accrued employees' compensation and withholdings account on the balance sheet and is expected to be paid by July 2012. The remaining accrual for lease payments on vacated facilities of $1.9 million is reflected in the other accrued liabilities account and the long-term other accrued liabilities account, and is expected to be paid out over the lease terms, the latest of which expires in 2013. We expect to pay approximately $0.9 million against the lease accruals over the next twelve months. Our future lease commitments, as of December 31, 2011, are net of expected sublease income of $0.5 million. As of December 31, 2011, we have subleased approximately 37% of our unoccupied space.

During the year ended December 31, 2011, we recorded the following restructuring activities:

Q1 2011 Actions:

- $0.6 million of severance charges related to headcount reductions of 5 people in Semiconductor Test.

Q2 2011 Actions:

- $0.3 million of severance charges related to headcount reductions of 2 people in Semiconductor Test.

Q2 2010 Actions:

- $0.2 million related to a change in the estimated severance benefits related to headcount reductions in Semiconductor Test.

Q4 2010 Actions:

- $0.1 million of severance charges related to headcount reductions in Semiconductor Test.

Pre-2009 Actions:

- $(0.5) million credit related to changes in the estimated exit costs related to the Westford, MA and Poway, CA facilities in System Test Group, and the North Reading, MA facility in Semiconductor Test and System Test Group.

During the year ended December 31, 2010, we recorded the following restructuring activities:

Q1 2010 Actions:

- $0.4 million of severance charges related to headcount reductions of approximately 4 people in Semiconductor Test.

Q2 2010 Actions:

- $0.9 million of severance charges related to headcount reductions of approximately 6 people in Systems Test Group.

Q3 2010 Actions:

- $0.4 million of severance charges related to headcount reductions of approximately 10 people in Systems Test Group.

Q4 2010 Actions:

- $0.1 million of severance charges related to the headcount reduction of 1 person in Systems Test Group.

Q2 2009 Actions:

- $0.3 million related to a change in the estimated severance benefits related to headcount reduction activities in Semiconductor Test and System Test Group.

Pre-2009 Actions:

- $(2.7) million credit related to the early exit of previously impaired leased facilities in Westford, Massachusetts.

During the year ended December 31, 2009, we recorded the following restructuring activities:

Q1 2009 Activity:

- $17.2 million of severance charges related to headcount reductions of approximately 515 people, of which $14.9 million and 460 people were in Semiconductor Test, $1.5 million and 39 people were in Systems Test Group, and $0.8 million and 16 people were in Corporate.

Q2 2009 Activity:

- $15.4 million of severance charges related to headcount reductions of approximately 304 people, of which $11.4 million and 267 people were in Semiconductor Test, $3.0 million and 25 people were in Corporate, and $1.0 million and 12 people were in Systems Test Group.

Q3 2009 Activity:

- $4.1 million of charges in Corporate related to the early exit of a leased facility in North Reading.

Pre-2009 Activity:

- $(0.4) million credit in Semiconductor Test for a revision in estimated sublease income at an exited leased facility in Ontario, Canada.

Other

During the year ended December 31, 2011, we recorded $7.3 million of other charges related to the following:

- $4.6 million related to LitePoint acquisition costs; and
- $2.7 million related to non-U.S pension settlements.

During the year ended December 31, 2009, we recorded $(1.0) million of other net credits related to the following:

- $1.1 million of long-lived asset impairment charges across both segments primarily related to the disposal of fixed assets as a result of the consolidation of facilities in North Reading, Massachusetts;
- $(2.0) million of credits related to finalization of certain Eagle Test purchase accounting items; and
- $(0.1) million related to other miscellaneous.

Interest and Other

	2011	2010	2009	2010-2011 Change	2009-2010 Change
			(in millions)		
Interest income	$ 6.6	$ 5.9	$ 3.4	$0.7	$ 2.5
Interest expense and other, net	$(23.7)	$(24.5)	$(22.4)	$0.8	$(2.1)

Interest income increased by $0.7 million, from $5.9 million in 2010 to $6.6 million in 2011, due primarily to higher cash and marketable securities balances in 2011.

Interest income increased by $2.5 million, from $3.4 million in 2009 to $5.9 million in 2010, due primarily to a gain on sale of auction rate securities.

Interest expense and other decreased by $0.8 million, from $24.5 million in 2010 to $23.7 million in 2011, due primarily to a loss on the exercise of the auction rate securities related UBS Put recorded in 2010, partially offset by higher convertible debt discount amortization in 2011.

Interest expense and other increased by $2.1 million, from $22.4 million in 2009 to $24.5 million in 2010, due primarily to a $6.0 million increase in interest expense related to our convertible senior notes and a loss of $2.7 million on the exercise of the auction rate security related UBS Put. In 2009, interest expense and other included $2.5 million for the write off of the remaining revolving credit facility issue costs due to the termination of our revolving credit facility agreement, $2.1 million in interest expense related to the revolving credit facility, and $2.8 million realized loss on sale and impairment of marketable securities.

Income (Loss) from Continuing Operations before Income Taxes

	2011	2010	2009	2010-2011 Change	2009-2010 Change
			(in millions)		
Semiconductor Test	$213.0	$417.1	$(131.5)	$(204.1)	$548.6
Systems Test Group	52.0	(8.4)	11.6	60.4	(20.0)
Wireless Test	(20.6)	—	—	(20.6)	—
Corporate	(25.8)	(19.6)	(24.0)	(6.2)	4.4
	$218.6	$389.1	$(143.9)	$(170.5)	$533.0

The decrease in income from continuing operations before income taxes from 2010 to 2011 was primarily due to lower revenue in 2011 compared to 2010, an $11.2 million increase in intangible assets amortization, a $12.2 million charge to adjust LitePoint acquired inventory to fair value and a $9.0 million increase in restructuring and other costs.

The increase in income from continuing operations before income taxes from 2009 to 2010 was primarily due to higher revenue in 2010 compared to 2009 and lower restructuring and other costs in 2010.

Income Taxes

The income tax benefit from continuing operations for 2011 totaled $129.3 million, primarily attributable to the reduction of our deferred income tax valuation allowance. We considered the weight of both the positive and negative evidence as of December 31, 2011 and concluded that a substantial majority of the deferred tax assets will be realized. The income tax expense from continuing operations of $14.5 million for 2010 was related primarily to tax provisions for foreign taxes. The income tax benefit from continuing operations of $8.5 million for 2009 was primarily due to federal net operating loss carryback claims.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2011:

	Payments Due by Period					
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other
	(in thousands)					
Long-Term Debt Obligations (1)	$196,430	$ 2,573	$193,857	$ —	$ —	$ —
Interest on Debt	21,533	8,631	12,902	—	—	—
Contingent Consideration	68,892	68,892	—	—	—	—
Operating Lease Obligations	48,949	13,822	15,973	9,675	9,479	—
Purchase Obligations	199,300	196,600	2,700	—	—	—
Retirement Plan Contributions	55,422	4,993	10,491	11,074	28,864	—
Other Long-Term Liabilities Reflected on the Balance Sheet under GAAP (2)	73,301	—	34,481	—	—	38,820
Total	$663,827	$295,511	$270,404	$20,749	$38,343	$38,820

(1) Long-Term Debt Obligations include current maturities.

(2) Included in Other Long-Term Liabilities are liabilities for customer advances, extended warranty, uncertain tax positions and other obligations. For certain long-term obligations, we are unable to provide a reasonably reliable estimate of the timing of future payments relating to these obligations and therefore we included these amounts in the column marked "Other".

Liquidity and Capital Resources

Our cash, cash equivalents and marketable securities balance decreased $300.8 million in 2011 from 2010 to $754.6 million. Cash activity for 2011, 2010 and 2009 was as follows:

	2011	2010	2009	2010-2011 Change	2009-2010 Change
	(in millions)				
Cash provided by operating activities:					
Income from continuing operations, adjusted for non cash items	$ 372.6	$ 508.6	$ 35.5	$(136.0)	$ 473.1
Change in operating assets and liabilities, net of businesses sold and acquired	(94.0)	52.7	78.9	(146.7)	(26.2)
Cash (used for) provided by discontinued operations	(4.8)	5.0	7.4	(9.8)	(2.4)
Total cash provided by operating activities	$ 273.8	$ 566.3	$121.8	$(292.5)	$ 444.5
Cash used for investing activities from continuing operations	(120.5)	(627.7)	(93.3)	507.2	(534.4)
Cash provided by (used for) investing activities from discontinued operations	39.0	—	(0.6)	39.0	0.6
Total cash used for investing activities	$ (81.5)	$(627.7)	$ (93.9)	$ 546.2	$(533.8)
Total cash (used for) provided by financing activities	$ (16.3)	$ 42.4	$ 66.1	$ (58.7)	$ (23.7)
Total increase (decrease) of cash and cash equivalents	$ 176.0	$ (19.0)	$ 94.0	$ 195.0	$(113.0)

In 2011, changes in operating assets and liabilities, net of businesses sold and acquired, used cash of $94.0 million. This was due to a $43.2 million decrease in operating assets and a $137.2 million decrease in operating liabilities.

The decrease in operating assets was due to a $66.4 million decrease in accounts receivable resulting from increased collections, partially offset by a $22.6 million increase in prepayments due primarily to supplier prepayments and a $0.6 million increase in inventories. The decrease in operating liabilities was due to a $62.6 million decrease in customer advance payments due to shipments of systems prepaid by customers, a $28.3 million decrease in accrued employee compensation due primarily to variable compensation payments, a $19.9 million decrease in accounts payable due to decreased sales volume, $11.9 million of retirement plan contributions, a $8.7 million decrease in accrued income taxes, and a $5.8 million decrease in deferred revenue.

Investing activities during 2011 used cash of $120.5 million. In October 2011, we completed the acquisition of LitePoint for an initial cash purchase price, net of cash acquired, of $537.5 million. Capital expenditures were $86.1 million. Proceeds from sales and maturities of marketable securities were $1,194.9 million, partially offset by $691.8 million used for purchase of marketable securities. The net proceeds were used to acquire LitePoint.

Financing activities during 2011 used cash of $16.3 million, due to the repurchase of 2.6 million shares of common stock for $31.2 million at an average price of $11.84 per share and $2.5 million for payments on long-term debt, partially offset by $17.4 million from the issuance of common stock under stock option and stock purchase plans.

In 2010, changes in operating assets and liabilities, net of businesses sold and acquired, provided cash of $52.7 million. This was due to a $38.2 million increase in operating assets and a $90.9 million increase in operating liabilities. The increase in operating assets was due to an increase in accounts receivable of $50.4 million due to higher sales volume, partially offset by a $3.7 million decrease in inventories, and a decrease in other current assets of $8.5 million. The increase in operating liabilities was due to a $57.7 million increase in customer advance payments due primarily to an advanced payment received from one of our Semiconductor Test customers, a $44.5 million increase in accrued employee compensation due to higher variable compensation, a $15.0 million increase in accounts payable, a $15.0 million increase in deferred revenue, an $8.5 million increase in accrued income taxes, and a $2.7 million increase in other accrued liabilities, partially offset by $52.5 million of retirement plan contributions.

Investing activities during 2010 used cash of $627.7 million, due to $870.8 million used for purchases of marketable securities and $76.0 million used for purchases of property, plant and equipment, partially offset by proceeds from sales and maturities of marketable securities that provided cash of $318.1 million, and proceeds from life insurance that provided cash of $1.1 million.

Financing activities during 2010 provided cash of $42.4 million due to $44.7 million from the issuance of common stock under stock option and stock purchase plans which was partially offset by $2.3 million of cash used for payments on long-term debt related to the Japan loan.

In 2009, changes in operating assets and liabilities, net of businesses sold and acquired, provided cash of $78.9 million. This was due to a decrease in operating assets of $42.7 million and an increase in operating liabilities of $36.2 million. The decrease in operating assets consisted mainly of a decrease in inventory of $63.2 million partially offset by an increase of $19.3 million in accounts receivable due to higher sales volume. The increase in operating liabilities consisted of an increase in advanced customer payments, accounts payable, deferred revenue and other accrued expenses of $51.5 million partially offset by retirement plan contributions of $15.3 million. The $43.3 million increase in deferred revenue and customer advances in 2009 is due to an advanced payment of approximately $68.2 million received from one of our Semiconductor Test customers. The customer received an incremental discount and also wanted to secure its position in our manufacturing slot plan. This increase in customer advances was partially offset by a $24.9 million decrease in deferred revenue.

Investing activities in 2009 used cash of $93.3 million due to investments in property, plant and equipment of $41.3 million, payment of transaction fees related to the Eagle Test acquisition of $3.7 million, and purchases of marketable securities of $90.4 million, partially offset by sales and maturities of marketable securities that provided cash of $41.0 million, and proceeds from life insurance policies that provided cash of $1.1 million.

During 2009, financing activities provided cash of $66.1 million due to approximately $163.0 million of net proceeds from the issuance of the senior convertible notes, $10.0 million of long-term debt proceeds from a loan in Japan, and $15.7 million from the issuance of common stock under stock option and stock purchase plans. These increases were partially offset by $122.5 million of cash used for the repayment of our revolving credit facility and $1.1 million of cash used for principal payment on long-term debt.

On April 6, 2009, we completed a registered public offering of $190.0 million aggregate principal amount convertible senior notes ("Notes") and settled the related convertible bond hedge and warrant transaction and received approximately $163.0 million as a result of these financing transactions. The Notes bear interest at a rate of 4.50% per annum, payable semi- annually in arrears on March 15 and September 15 of each year. The first interest payment was on September 15, 2009. The Notes will mature on March 15, 2014, unless earlier repurchased by us or converted. The Notes may be converted, under certain circumstances and during certain periods, at an initial conversion rate of approximately 182.65 shares of our common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $5.48. The convertible note hedge and warrant transaction will generally have the effect of increasing the conversion price of the Notes to approximately $7.67 per share of our common stock, representing a 75% conversion premium based upon the closing price of our common stock on March 31, 2009. We may not redeem the Notes prior to their maturity. Holders of the Notes may require us to purchase in cash all or a portion of their Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of certain fundamental changes involving the Company.

We believe our cash, cash equivalents and marketable securities balance will be sufficient to meet working capital and expenditure needs for at least the next twelve months. We do not have significant cash outside the U.S. that if repatriated would incur additional taxes. In addition, the amount of cash, cash equivalents and marketable securities in the U.S. and our operations in the U.S. provide sufficient liquidity to fund our business activities in the U.S. Inflation has not had a significant long-term impact on earnings.

Retirement Plans

ASC 715-20, *"Compensation – Retirement Benefits – Defined Benefit Plans"* requires an employer with defined benefit plans or other postretirement benefit plans to recognize an asset or a liability on its balance sheet for the overfunded or underfunded status of the plans as defined by ASC 715-20. The pension asset or liability represents the difference between the fair value of the pension plan's assets and the projected benefit obligation as of December 31. For other postretirement benefit plans, the liability is the difference between the fair value of the plan's assets and the accumulated postretirement benefit obligation as of December 31.

Our pension expense, which includes the U.S. Qualified Pension Plan ("U.S. Plan"), certain qualified plans for non-U.S. subsidiaries, and a U.S. Supplemental Executive Defined Benefit Plan, was approximately $15.0 million for the year ended December 31, 2011. The largest portion of our 2011 pension expense was $7.0 million for our U.S. Plan. Pension expense is calculated based upon a number of actuarial assumptions, a significant input to the actuarial models that measure pension benefit obligations. Discount rate and expected return on assets are two assumptions which are important elements of pension plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country specific basis. We evaluate other assumptions related to demographic factors, such as retirement age, mortality and turnover periodically, and update them to reflect our experience and expectations for the future.

In developing the expected return on U.S. Plan assets assumption, we evaluated input from our investment managers and pension consultants, including their review of asset class return expectations. Based on this review, we believe that 5.5% was an appropriate rate to use for 2011. We will continue to evaluate the expected return on plan assets at least annually, and will adjust the rate as necessary. The December 31, 2011 asset allocation for our U.S. Plan is 87% invested in fixed income securities, 12% invested in equity securities, and 1% invested in other securities. Our investment managers regularly review the actual asset allocation and periodically rebalance the portfolio to ensure alignment with our targeted allocations.

We base our determination of pension expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return on assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recognized. As of December 31, 2011, under the U.S. Plan, we had cumulative gains of approximately $23.3 million, which remain to be recognized in the calculation of the market-related value of assets. The discount rate that we utilized for determining future pension obligations for the U.S. Plan is based on the Citigroup Pension Index adjusted for the U.S. Plan's expected cash flows and was 4.2% at December 31, 2011, down from 5.3% at December 31, 2010. We estimate that in 2012 we will recognize approximately $12.4 million of pension expense for the U.S. Plan. The U.S. Plan related pension expense estimate for 2012 is based on a 4.2% discount rate, and 5.0% return on U.S. Plan assets. Future pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the employee population participating in our pension plans. As of December 31, 2011, we had unrecognized pension losses and prior service costs of $134.1 million, of which $117.7 million is for the U.S. Plan.

We performed a sensitivity analysis, which expresses the potential U.S. Plan expense for the year ending December 31, 2012, that would result from changes to either the discount rate or the expected return on plan assets.

Return on Plan Assets	Discount Rate 3.7%	Discount Rate 4.2%	Discount Rate 4.7%
	(in millions)		
4.5%	$15.2	$13.8	$12.4
5.0%	13.8	12.4	11.0
5.5%	12.3	10.9	9.5

The assets of the U.S. Plan consist primarily of fixed income and equity securities. The value of our U.S. Plan assets has increased from $275.7 million at December 31, 2010 to $319.1 million at December 31, 2011. Our funding policy is to make contributions to our pension plans in accordance with local laws and to the extent that such contributions are tax deductible. During 2011, we made a contribution of $1.7 million to the U.S. Supplemental Executive Defined Benefit Pension Plan and $8.5 million contribution to certain qualified plans for non-U.S. subsidiaries. We expect to contribute approximately $1.8 million to the U.S. Supplemental Executive Defined Benefit Pension Plan in 2012. Contributions that will be made in 2012 to certain qualified plans for non-U.S. subsidiaries are based on local statutory requirements and will be approximately $1.7 million. We do not expect to make any contributions to the U.S. Plan in 2012.

Equity Compensation Plans

In addition to our 1996 Employee Stock Purchase Plan discussed in Note N: "Stock Based Compensation" in Notes to Consolidated Financial Statements, we have the 2006 Equity and Cash Compensation Incentive Plan (the "2006 Equity Plan") under which equity securities are authorized for issuance. The 2006 Equity Plan was approved by stockholders on May 25, 2006. The 2006 Equity Plan replaced our 1996 Non-Employee Director Stock Option Plan, our 1997 Employee Stock Option Plan, and our 1991 Employee Stock Option Plan, each of which were terminated upon the shareholders approval of the 2006 Equity Plan. We may not issue any additional option grants or awards under the terminated plans, but the options and awards previously granted and currently outstanding under these plans will remain in effect until the earlier of the date of their exercise, vesting or expiration, as applicable.

At our annual meeting of stockholders held May 28, 2009, our stockholders approved an amendment to the 2006 Equity Plan to increase the number of shares issuable thereunder by 10.0 million, for an aggregate of

22.0 million shares issuable thereunder, and our stockholders also approved an amendment to our 1996 Employee Stock Purchase Plan to increase the number of shares issuable thereunder by 5.0 million, for an aggregate of 25.4 million shares issuable thereunder.

The following table presents information about these plans as of December 31, 2011 (share numbers in thousands):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column one)
Equity plans approved by shareholders	6,892(1)	$7.57	12,161(3)
Equity plans not approved by shareholders(4,5,6)	4,282(2)	$3.24	—
Total	11,174	$4.12	12,161

(1) Includes 5,809,270 shares of restricted stock units that are not included in the calculation of the weighted average exercise price.

(2) Includes 29,230 shares of restricted stock units that are not included in the calculation of the weighted average exercise price.

(3) Consists of 8,205,367 securities available for issuance under the 2006 Equity Plan and 3,955,578 of securities available for issuance under the Employee Stock Purchase Plan.

(4) In connection with the acquisition of Nextest (the "Nextest Acquisition"), we assumed the options and restricted stock units granted under the Nextest Systems Corporation 1998 Equity Incentive Plan, as amended, and the Nextest Systems Corporation 2006 Equity Incentive Plan (collectively, the "Nextest Plans"). Upon the consummation of the Nextest Acquisition, these options and restricted stock units were converted automatically into, respectively, options to purchase and restricted stock units representing, an aggregate of 4,417,594 shares of our common stock. No additional awards will be granted under the Nextest Plans. As of December 31, 2011, there were outstanding options exercisable for an aggregate of 1,036,584 shares of our common stock pursuant to the Nextest Plans, with a weighted average exercise price of $3.05 per share. As of December 31, 2011, there were outstanding restricted stock units covering an aggregate of 29,230 shares of our common stock, none of which are included in the calculation of the weighted average exercise price.

(5) In connection with the acquisition of Eagle Test (the "Eagle Acquisition"), we assumed the options granted under the Eagle Test Systems, Inc. 2003 Stock Option and Grant Plan and the Eagle Test Systems, Inc. 2006 Stock Option and Incentive Plan (collectively, the "Eagle Plans"). Upon the consummation of the Eagle Acquisition, these options were converted automatically into options to purchase an aggregate of 3,594,916 shares of our common stock. No additional awards will be granted under the Eagle Plans. As of December 31, 2011, there were outstanding options exercisable for an aggregate of 257,879 shares of our common stock pursuant to the Eagle Plans, with a weighted average exercise price of $3.65 per share.

(6) In connection with the acquisition of LitePoint Corporation (the "LitePoint Acquisition"), we assumed the options granted under the LitePoint Corporation 2002 Stock Plan (the "LitePoint Plan"). Upon the consummation of the LitePoint Acquisition, these options were converted automatically into options to purchase an aggregate of 2,828,344 shares of our common stock. No additional awards will be granted under the LitePoint Plan. As of December 31, 2011, there were outstanding options exercisable for an aggregate of 2,771,821 shares of our common stock pursuant to the LitePoint Plan, with a weighted average exercise price of $2.71 per share.

The purpose of the 2006 Equity Plan is to motivate employees, officers, directors, consultants and advisors by providing equity ownership and compensation opportunities in Teradyne. The aggregate number of shares available under the 2006 Equity Plan as of December 31, 2011 was 12,160,945 shares of our common stock. The 2006 Equity Plan authorizes the grant of stock-based awards in the form of (1) non-qualified and incentive stock options, (2) stock appreciation rights, (3) restricted stock awards and restricted stock unit awards, (4) phantom stock, and (5) other stock-based awards. Awards may be tied to time-based vesting schedules and/or performance-based vesting measured by reference to performance criteria chosen by the Compensation Committee of the Board of Directors, which administers the 2006 Equity Plan. Awards may be made to any employee, officer, consultant and advisor of Teradyne and our subsidiaries, as well as, to our directors. The maximum number of shares of stock-based awards that may be granted to one participant during any one fiscal year is 2,000,000 shares of common stock. The 2006 Equity Plan will expire on May 24, 2016.

As of December 31, 2011, total unrecognized compensation expense related to non-vested awards and options totaled $60.3 million, and is expected to be recognized over a weighted average period of 2.6 years.

Performance Graph

The following graph compares the change in our cumulative total shareholder return in our common stock with each of (i) the Standard & Poor's 500 Index and (ii) the Morningstar Semiconductor Equipment & Materials Industry Group. The comparison assumes $100.00 was invested on December 31, 2006 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.


Teradyne, Inc., S&P 500 Index and
Morningstar Semiconductor Equipment & Materials


Teradyne
S&P 500
Morningstar Semiconductor
Equipment & Materials
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dec06
Dec07
Dec08
Dec09
Dec10
Dec11

	Annual Rate of Return				
	2007	2008	2009	2010	2011
Teradyne, Inc.	-31%	-59%	154%	31%	-3%
Morningstar Semiconductor Equipment & Materials	4%	-57%	67%	12%	-14%
S&P 500 Index	5%	-37%	26%	15%	2%

(1) This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any other filing under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The stock price performance shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from Aon Hewitt Associates, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, *"Fair Value Measurement."* This ASU clarifies the concepts related to highest and best use and valuation premise, blockage factors and other premiums and discounts, the fair value measurement of financial instruments held in a portfolio and of those instruments classified as a component of shareowners' equity. The guidance includes enhanced disclosure requirements about recurring Level 3 fair value measurements, the use of nonfinancial assets, and the level in the fair value hierarchy of assets and liabilities not recorded at fair value. The provisions of this ASU are effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early application is prohibited. This ASU requires changes in presentation only and we do not expect it will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *"Comprehensive Income."* This ASU intends to enhance comparability and transparency of other comprehensive income components. The guidance provides an option to present total comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement or two separate but consecutive statements. This ASU eliminates the option to present other comprehensive income components as part of the statement of changes in shareowners' equity. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning after December 15, 2011. Early application is permitted. This ASU requires changes in presentation only and we do not expect it will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *"Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment."* This new guidance is intended to simplify goodwill impairment testing by allowing companies to first assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the current two-step goodwill impairment test. This new guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. Early adoption is permitted and we adopted the standard in the fourth quarter of 2011. The adoption did not have a material impact on our financial position or results of operations.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risks*

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash equivalents, marketable securities, forward currency contracts and accounts receivable. Our cash equivalents consist primarily of money market funds invested in U.S. Treasuries and government agencies. Our fixed income available-for-sale marketable securities have a minimum rating of AA by one or more of the major credit rating agencies. We place forward currency contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of geographically dispersed customers. We perform ongoing credit evaluations of our customers' financial condition and from time to time may require customers to provide a letter of credit from a bank to secure accounts receivable.

Exchange Rate Risk Management

We regularly enter into foreign currency forward contracts to hedge the value of our net monetary assets in Euro, British Pound, Japanese Yen and the Taiwan Dollar. These foreign currency forward contracts have maturities of approximately one month. These contracts are used to reduce our risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. We do not engage in currency speculation.

We performed a sensitivity analysis assuming a hypothetical 10% fluctuation in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of December 31, 2011, 2010 and 2009, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

Interest Rate Risk Management

We are exposed to potential loss due to changes in interest rates. Our interest rate exposure is primarily in the United States in short-term and long-term marketable securities.

In order to estimate the potential loss due to interest rate risk, a 10% fluctuation in interest rates was assumed. Market risk for the short and long-term marketable securities was estimated as the potential change in the fair value resulting from a hypothetical change in interest rates for securities contained in the investment portfolio. The potential change in fair value from changes in interest rates is immaterial as of December 31, 2011 and 2010.

Item 8: *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teradyne, Inc. (the "Company"):

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Teradyne, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Annual Report on Internal Controls over Financial Reporting appearing under Item 9A, management has excluded LitePoint Corporation from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by the Company in a purchase business combination on October 5, 2011. We have also excluded LitePoint Corporation from our audit of internal control over financial reporting. LitePoint Corporation is a wholly-owned subsidiary whose total assets and total revenues represent 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 29, 2012

TERADYNE, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

	2011	2010
	(in thousands, except per share information)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 573,736	$ 397,737
Marketable securities	96,502	409,061
Accounts receivable, less allowance for doubtful accounts of $4,102 and $3,752 in 2011 and 2010, respectively	129,330	168,756
Inventories:		
Parts	109,315	78,109
Assemblies in process	33,856	16,013
Finished goods	16,892	22,719
	160,063	116,841
Deferred tax assets	53,948	22,730
Prepayments and other current assets	86,308	52,780
Current assets from discontinued operations	—	8,713
Total current assets	1,099,887	1,176,618
Property, plant and equipment:		
Land	16,561	16,561
Buildings and improvements	131,743	130,091
Machinery and equipment	648,610	625,649
Construction in progress	1,280	1,073
Total property, plant and equipment	798,194	773,374
Less: Accumulated depreciation	565,987	542,266
Net property, plant and equipment	232,207	231,108
Marketable securities	84,407	248,696
Retirement plans assets	8,840	13,981
Intangible assets, net	392,975	122,941
Goodwill	352,778	—
Other assets	17,545	16,542
Long-term assets from discontinued operations	—	469
Total assets	$2,188,639	$1,810,355
LIABILITIES		
Current liabilities:		
Accounts payable	69,842	81,142
Accrued employees' compensation and withholdings	90,427	105,374
Deferred revenue and customer advances	78,670	105,568
Contingent consideration	68,892	—
Other accrued liabilities	62,420	57,145
Accrued income taxes	860	8,465
Current debt	2,573	2,450
Current liabilities from discontinued operations	—	3,560
Total current liabilities	373,684	363,704
Long-term deferred revenue and customer advances	33,541	71,558
Retirement plans liabilities	76,638	72,071
Deferred tax liabilities	16,049	9,849
Long-term other accrued liabilities	23,711	19,448
Long-term debt	159,956	150,182
Long-term liabilities of discontinued operations	—	1,355
Total liabilities	683,579	688,167
Commitments and contingencies (Note J)		
SHAREHOLDERS' EQUITY		
Common stock, $0.125 par value, 1,000,000 shares authorized, 183,587 and 182,035 shares issued and outstanding at December 31, 2011 and 2010, respectively	22,948	22,755
Additional paid-in capital	1,293,130	1,269,525
Accumulated other comprehensive loss	(129,875)	(128,216)
Retained earnings (accumulated deficit)	318,857	(41,876)
Total shareholders' equity	1,505,060	1,122,188
Total liabilities and shareholders' equity	$2,188,639	$1,810,355

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2011	2010	2009
	(in thousands, except per share amounts)		
Net revenues:			
Products	$1,160,191	$1,330,942	$ 576,547
Services	268,870	235,220	200,878
Total net revenues	1,429,061	1,566,162	777,425
Cost of revenues:			
Cost of products	577,066	591,508	370,907
Cost of services	138,302	118,688	107,072
Total cost of revenues	715,368	710,196	477,979
Gross profit	713,693	855,966	299,446
Operating expenses:			
Engineering and development	195,600	193,017	161,342
Selling and administrative	233,711	226,820	195,353
Acquired intangible assets amortization	40,465	29,250	32,296
Restructuring and other	8,203	(817)	35,309
Total operating expenses	477,979	448,270	424,300
Income (loss) from operations	235,714	407,696	(124,854)
Interest income	6,617	5,861	3,417
Interest expense and other, net	(23,694)	(24,451)	(22,447)
Income (loss) from continuing operations before income taxes	218,637	389,106	(143,884)
(Benefit) provision for income taxes	(129,256)	14,504	(8,521)
Income (loss) from continuing operations	347,893	374,602	(135,363)
Income from discontinued operations before income taxes	1,278	5,406	1,247
(Benefit) provision for income taxes	(267)	278	(279)
Income from discontinued operations	1,545	5,128	1,526
Gain on disposal of discontinued operations (net of tax $4,578)	24,371	—	—
Net income (loss)	$ 373,809	$ 379,730	$(133,837)
Income (loss) from continuing operations per common share:			
Basic	$ 1.88	$ 2.08	$ (0.78)
Diluted	$ 1.53	$ 1.71	$ (0.78)
Net income (loss) per common share:			
Basic	$ 2.02	$ 2.11	$ (0.77)
Diluted	$ 1.65	$ 1.73	$ (0.77)
Weighted average common shares—basic	184,683	179,924	173,604
Weighted average common shares—diluted	226,820	226,807	173,604

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2011, 2010 and 2009

	Common Stock Shares Issued	Common Stock Par Value	Additional Paid-in Capital	Accumulated Other Compre-hensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity	Compre-hensive Income (Loss)
				(in thousands)			
Balance, December 31, 2008	169,651	$21,206	$1,124,390	$(148,108)	$(287,769)	$ 709,719	
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $2,433	5,257	658	12,612			13,270	
Convertible note hedge			39,736			39,736	
Stock-based compensation expense			24,639			24,639	
Tax benefit related to stock options and restricted stock units			1,049			1,049	
Comprehensive income:							
Net loss					(133,837)	(133,837)	$(133,837)
Unrealized gain on investments, net of tax of $0				2,779		2,779	2,779
Foreign currency translation adjustment				816		816	816
Actuarial gains arising during period, net of tax of $589				1,836		1,836	1,836
Amortization included in net periodic pension and postretirement costs:							
Actuarial losses, net of tax of $221				4,007		4,007	4,007
Prior service costs, net of tax of $0				565		565	565
Total comprehensive loss							$(123,834)
Balance, December 31, 2009	174,908	21,864	1,202,426	(138,105)	(421,606)	664,579	
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $7,269	7,127	891	36,519			37,410	
Stock-based compensation expense			30,580			30,580	
Comprehensive income:							
Net income					379,730	379,730	$ 379,730
Unrealized gain on investments, net of tax of $0				1,559		1,559	1,559
Foreign currency translation adjustment				(349)		(349)	(349)
Actuarial gains arising during period, net of tax of $1,826				2,991		2,991	2,991
Amortization included in net periodic pension and postretirement costs:							
Actuarial losses, net of tax of $133				5,378		5,378	5,378
Prior service costs, net of tax of $0				310		310	310
Total comprehensive income							$ 389,619
Balance, December 31, 2010	182,035	22,755	1,269,525	(128,216)	(41,876)	1,122,188	
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $12,297	4,185	522	4,566			5,088	
Stock-based compensation expense			32,337			32,337	
Repurchase of common stock	(2,633)	(329)	(17,770)		(13,076)	(31,175)	
Stock options issued in purchase acquisition			4,472			4,472	
Comprehensive income:							
Net income					373,809	373,809	$ 373,809
Unrealized gain on investments, net of tax of $666				(3)		(3)	(3)
Foreign currency translation adjustment				2,266		2,266	2,266
Actuarial losses arising during period, net of tax of $(3,427)				(9,496)		(9,496)	(9,496)
Amortization included in net periodic pension and postretirement costs:							
Actuarial losses, net of tax of $3,385				5,560		5,560	5,560
Prior service costs, net of tax of $9				14		14	14
Total comprehensive income							$ 372,150
Balance, December 31, 2011	183,587	$22,948	$1,293,130	$(129,875)	$ 318,857	$1,505,060	

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
	(in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 373,809	$ 379,730	$(133,837)
Less: Income from discontinued operations	1,545	5,128	1,526
Less: Gain on disposal of discontinued operations	24,371	—	—
Income (loss) from continuing operations	347,893	374,602	(135,363)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation	51,040	52,810	58,594
Amortization	62,284	46,217	45,817
Provision for excess and obsolete inventory	11,601	5,971	24,812
Stock-based compensation	32,337	29,777	24,354
Non cash charge for the sale of inventories revalued at the date of acquisition	12,178	—	15,413
Revolving credit facility issue cost charge	—	—	2,488
Tax benefit related to stock options and restricted stock units	—	—	(1,049)
Deferred taxes	(146,669)	(3,670)	(2,745)
Other	1,911	2,907	3,225
Changes in operating assets and liabilities, net of businesses sold and acquired:			
Accounts receivable	66,367	(50,418)	(19,312)
Inventories	(615)	3,715	63,185
Other assets	(22,600)	8,460	(1,196)
Deferred revenue and customer advances	(68,359)	72,744	43,306
Accounts payable and other accrued expenses	(48,222)	62,201	7,928
Retirement plan contributions	(11,851)	(52,452)	(15,291)
Accrued income taxes	(8,727)	8,465	271
Net cash provided by continuing operations	278,568	561,329	114,437
Net cash (used for) provided by discontinued operations	(4,804)	4,957	7,428
Net cash provided by operating activities	273,764	566,286	121,865
Cash flows from investing activities:			
Investments in property, plant and equipment	(86,097)	(76,044)	(41,306)
Purchases of available-for-sale marketable securities	(691,802)	(870,777)	(90,369)
Proceeds from sales and maturities of available-for-sale marketable securities	1,194,869	291,740	38,036
Proceeds from sales of trading marketable securities	—	26,330	3,000
Proceeds from life insurance	—	1,091	1,076
Acquisition of businesses, net of cash acquired	(537,489)	—	(3,741)
Net cash used for continuing operations	(120,519)	(627,660)	(93,304)
Net cash provided by (used for) discontinued operations	39,062	—	(626)
Net cash used for investing activities	(81,457)	(627,660)	(93,930)
Cash flows from financing activities:			
Issuance of common stock under stock option and stock purchase plans	17,385	44,679	15,703
Payments of long-term debt	(2,518)	(2,305)	(1,069)
Net proceeds from long-term debt	—	—	172,914
Repayment of revolving credit facility	—	—	(122,500)
Tax benefit related to stock options and restricted stock units	—	—	1,049
Repurchase of common stock	(31,175)	—	—
Net cash (used for) provided by financing activities	(16,308)	42,374	66,097
Increase (decrease) in cash and cash equivalents	175,999	(19,000)	94,032
Cash and cash equivalents at beginning of year	397,737	416,737	322,705
Cash and cash equivalents at end of year	$ 573,736	$ 397,737	$ 416,737
Supplementary disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 10,094	$ 9,745	$ 7,106
Income taxes payments (refunds)	$ 36,043	$ (2,091)	$ (5,838)

The accompanying notes are an integral part of the consolidated financial statements.

A. THE COMPANY

Teradyne, Inc. is a leading global supplier of automatic test equipment. Teradyne's automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test") systems,
- military/aerospace ("Mil/Aero") test instrumentation and systems, storage test ("Storage Test") systems, and circuit-board test and inspection ("Commercial Board Test") systems (collectively these products represent "Systems Test Group"), and
- wireless test ("Wireless Test") systems.

B. ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Teradyne and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated. Certain prior years' amounts were reclassified to conform to the current year presentation.

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to inventories, investments, goodwill, intangible and other long-lived assets, doubtful accounts, income taxes, deferred tax assets, pensions, warranties, and loss contingencies. Management bases its estimates on historical experience and on appropriate and customary assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

Revenue Recognition

In October 2009, the FASB amended the accounting standards for revenue recognition to remove tangible products containing non-software and software components that function together to deliver the product's essential functionality from the scope of industry-specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for arrangements with multiple deliverables. Teradyne elected to early adopt this accounting guidance at the beginning of its first quarter of 2010 on a prospective basis. Adoption had no material impact on its financial position or results of operations in 2011 or 2010.

Teradyne recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to its customers upon shipment or at delivery destination point. In circumstances where either title or risk of loss pass upon destination, acceptance or cash payment, Teradyne defers revenue recognition until such events occur.

Teradyne's equipment has non-software and software components that function together to deliver the equipment's essential functionality. Revenue is recognized upon shipment or at delivery destination point, provided that customer acceptance criteria can be demonstrated prior to shipment. Certain contracts require Teradyne to perform tests of the product to ensure that performance meets the published product specifications or customer requested specifications, which are generally conducted prior to shipment. Where the criteria cannot be demonstrated prior to shipment, revenue is deferred until customer acceptance has been received. Teradyne also defers the portion of the sales price that is not due until acceptance, which represents deferred profit.

For multiple element arrangements, Teradyne allocates revenue to all deliverables based on their relative selling prices. In such circumstances, a hierarchy is used to determine the selling price for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of selling price ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("BESP"). For a delivered item to be considered a separate unit, the delivered item must have value to the customer on a standalone basis and the delivery or performance of the undelivered item must be considered probable and substantially in Teradyne's control.

Teradyne's post-shipment obligations include installation, training services, one-year standard warranties, and extended warranties. Installation does not alter the product capabilities, does not require specialized skills or tools and can be performed by the customers or other vendors. Installation is typically provided within five days of product shipment and is completed within one to two days thereafter. Training services are optional and do not affect the customers' ability to use the product. Teradyne defers revenue for the selling price of installation and training. Extended warranties constitute warranty obligations beyond one year and Teradyne defers revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-20, *"Separately Priced Extended Warranty and Product Maintenance Contracts."*

Teradyne's products are generally subject to warranty and related costs of the warranty are provided for in cost of revenue when product revenue is recognized. Teradyne classifies shipping and handling costs in cost of revenue. Service revenue is recognized over the contractual period or as the services are performed.

Teradyne generally does not provide its customers with contractual rights of return for any of its products.

For transactions involving the sale of software, revenue is recognized in accordance with ASC 985-605, *"Software Revenue Recognition."* Teradyne recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is probable. In instances where an arrangement contains multiple elements, revenue related to the undelivered elements is deferred to the extent that vendor-specific objective evidence of fair value ("VSOE") exists for such elements. In instances where VSOE does not exist for one or more of the undelivered elements of an arrangement, all revenue related to the arrangement is deferred until all elements have been delivered. VSOE is the price charged when the element is sold separately. Revenue for the separate elements is only recognized where the functionality of the undelivered element is not essential to the delivered element.

For certain contracts eligible for contract accounting under ASC 605-35, *"Revenue Recognition Construction-Type and Production-Type Contracts,"* revenue is recognized using the percentage-of-completion accounting method based upon the percentage of incurred costs to estimated total costs. These arrangements require significant production, modification or customization. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which they are determined. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. Such amounts are only included in the contract value when they can be reliably estimated and realization is reasonably assured, generally upon receipt of a customer approved change order. As of December 31, 2011 and 2010, Teradyne had $1.1 million and $0.1 million, respectively, in unbilled amounts on long-term contracts included in accounts receivable. These amounts will be billed on a milestone basis in accordance with contractual terms.

As of December 31, 2011 and 2010, deferred revenue and customer advances consisted of the following and are included in the short and long-term deferred revenue and customer advances:

	2011	2010
	(in thousands)	
Customer advances	$ 70,001	$132,559
Maintenance, training and extended warranty	33,953	36,626
Undelivered elements	7,939	5,858
Acceptance	318	2,083
Total deferred revenue and customer advances	$112,211	$177,126

Product Warranty

Teradyne generally provides a one-year warranty on its products, commencing upon installation or shipment. A provision is recorded upon revenue recognition to cost of revenues for estimated warranty expense based on historical experience. Related costs are charged to the warranty accrual as incurred. The balance below is included in other accrued liabilities.

	Amount
	(in thousands)
Balance at December 31, 2008	$ 7,552
Accruals for warranties issued during the period	7,950
Accruals related to pre-existing warranties	(769)
Settlements made during the period	(8,298)
Balance at December 31, 2009	6,435
Accruals for warranties issued during the period	17,084
Accruals related to pre-existing warranties	(1,338)
Settlements made during the period	(12,295)
Balance at December 31, 2010	9,886
Acquisition	327
Accruals for warranties issued during the period	13,167
Accruals related to pre-existing warranties	(2,689)
Settlements made during the period	(12,538)
Balance at December 31, 2011	$ 8,153

When Teradyne receives revenue for extended warranties, beyond one year, it is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred. The balance below is included in short and long-term deferred revenue and customer advances.

	Amount
	(in thousands)
Balance at December 31, 2008	$ 6,604
Deferral of new extended warranty revenue	2,552
Recognition of extended warranty deferred revenue	(4,694)
Balance at December 31, 2009	4,462
Deferral of new extended warranty revenue	7,696
Recognition of extended warranty deferred revenue	(3,186)
Balance at December 31, 2010	8,972
Acquisition	3,151
Deferral of new extended warranty revenue	8,659
Recognition of extended warranty deferred revenue	(8,040)
Balance at December 31, 2011	$12,742

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The volatility of the industries that Teradyne serves can cause certain of its customers to experience shortages of cash flows, which can impact their ability to make required payments. Teradyne maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Estimated allowances for doubtful accounts are reviewed periodically taking into account the customer's recent payment history, the customer's current financial statements and other information regarding the customer's credit worthiness. Account balances are charged off against the allowance when it is determined the receivable will not be recovered.

Inventories

Inventories, which include materials, labor, and manufacturing overhead, are stated at the lower of cost (first-in, first-out basis) or net realizable value. On a quarterly basis, Teradyne uses consistent methodologies to evaluate all inventories for net realizable value. Teradyne records a provision for both excess and obsolete inventory when such write-downs or write-offs are identified through the quarterly review process. The inventory valuation is based upon assumptions about future demand, product mix and possible alternative uses.

Investments

Teradyne accounts for its investments in debt and equity securities in accordance with the provisions of ASC 320-10, "*Investments—Debt and Equity Securities.*" ASC 320-10 requires that certain debt and equity securities be classified into one of three categories; trading, available-for-sale or held-to-maturity securities. On a quarterly basis, Teradyne reviews its investments to identify and evaluate those that have an indication of a potential other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include:

- The length of time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- The intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

As defined in ASC 820-10 "*Fair Value Measurements and Disclosures*", fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. Teradyne uses the market and income approach techniques to value its financial instruments and there were no changes in valuation techniques during the years ended December 31, 2011, 2010 and 2009. ASC 820-10 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets as of the reporting date.

Level 2: Inputs other than Level 1, that are observable either directly or indirectly as of the reporting date. For example, a common approach for valuing fixed income securities is the use of matrix pricing. Matrix pricing is a mathematical technique used to value securities by relying on the securities' relationship to other benchmark quoted prices, and therefore is considered a Level 2 input.

Level 3: Unobservable inputs that are not supported by market data. Unobservable inputs are developed based on the best information available, which might include Teradyne's own data.

In accordance with ASC 820-10, Teradyne measures its debt and equity investments at fair value. Teradyne's debt and equity investments are primarily classified within Level 2 with the exception of Teradyne's investments in auction rate securities and contingent consideration, which were classified within Level 3.

Teradyne's investments in auction rate securities were classified within Level 3 because there were no active markets for the auction rate securities and therefore Teradyne was unable to obtain independent valuations from market sources. The valuation technique used under Level 3 consisted of a discounted cash flow analysis which included numerous factors, such as type of security, tax status, credit quality, duration, insurance and the portfolio composition as well as observable market data including yield or spreads of trading instruments. Teradyne determines the fair value of acquisition-related contingent consideration based on assessment of the probability that it would be required to make such payment.

Goodwill, Intangible and Long-Lived Assets

Teradyne accounts for goodwill and intangible assets in accordance with ASC 350-10, *"Intangibles-Goodwill and Other."* Intangible assets are amortized over their estimated useful economic life and are carried at cost less accumulated amortization. Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. In September 2011, the FASB issued new guidance which provides an entity with the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If an entity determines this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized. If an entity determines that this is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amounts, the two-step goodwill impairment test is not required. This new guidance is effective for fiscal years beginning after December 15, 2011 with early adoption permitted. Teradyne adopted this guidance as of the fourth quarter of 2011.

Applying this new accounting guidance, Teradyne performed a qualitative assessment of its reporting unit and determined that is was not more-likely-than-not that the fair value of its reporting unit was less than its carrying amount.

In accordance with ASC 360-10, *"Impairment or Disposal of Long-Lived Assets,"* Teradyne reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the assets. Leasehold improvements and major renewals are capitalized and included in property, plant and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense. When assets are retired, the assets and related allowances for depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations.

Teradyne provides for depreciation of its assets principally on the straight-line method with the cost of the assets being charged to expense over their useful lives as follows:

Buildings	40 years
Building improvements	5 to 10 years
Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	10 years
Test systems manufactured internally	6 years
Machinery and equipment	3 to 5 years
Software	3 to 5 years

Test systems manufactured internally are used by Teradyne for customer evaluations and manufacturing and support of its customers. Teradyne depreciates the test systems manufactured internally over a six-year life to cost of revenues and selling and administrative expenses. Teradyne often sells internally manufactured test equipment to customers. Upon the sale of an internally manufactured test system, the net book value of the system is transferred to inventory and expensed as cost of revenues. The net book value of internally manufactured test systems sold in the years ended December 31, 2011, 2010 and 2009 was $7.8 million, $12.2 million and $14.5 million, respectively.

Engineering and Development Costs

Teradyne's products are highly technical in nature and require a large and continuing engineering and development effort. Software development costs incurred prior to the establishment of technological feasibility are charged to expense. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized until the product is available for release to customers. To date, the period between achieving technological feasibility and general availability of the product has been short and software development costs eligible for capitalization have not been material. Engineering and development costs are expensed as incurred and consist primarily of salaries, contractor fees, building costs, depreciation, and tooling costs.

Stock Compensation Plans and Employee Stock Purchase Plan

Equity Plans and Employee Stock Purchase Plan

Stock-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of ASC 718-10 "*Compensation—Stock Compensation.*" As required by ASC 718-10, Teradyne has made an estimate of expected forfeitures and is recognizing compensation costs only for those stock-based compensation awards expected to vest.

Under its stock compensation plans, Teradyne has granted stock options and restricted stock units, and employees are eligible to purchase Teradyne's common stock through its Employee Stock Purchase Plan ("ESPP").

Stock options to purchase Teradyne's common stock at 100% of the fair market value on the grant date generally vest in equal installments over four years from the grant date and have a maximum term of seven years.

Restricted stock unit awards granted to employees vest in equal annual installments over four years. Restricted stock unit awards granted to non-employee directors vest after a one year period, with 100% of the award vesting on the first anniversary of the grant date. A portion of restricted stock unit awards granted to executive officers is subject to time-based vesting and a portion of the 2011 and 2010 awards are subject to performance-based vesting. The percentage level of performance satisfied for performance-based grants is assessed on or near the anniversary of the grant date and, in turn, that percentage level determines the number of performance-based restricted stock units available for vesting over the vesting period; portions of the performance-based grants not available for vesting will be forfeited. Restricted stock units do not have common stock voting rights, and the shares underlying the restricted stock units are not considered issued and outstanding until they become vested. Teradyne expenses the cost of the restricted stock unit awards subject to time-based vesting, which is determined to be the fair market value of the shares at the date of grant, ratably over the period during which the restrictions lapse.

Under the ESPP, eligible employees may purchase shares of common stock through regular payroll deductions of up to 10% of their eligible compensation, to a maximum of shares with a fair market value of $25,000 per calendar year, not to exceed 6,000 shares. The price paid for the common stock is equal to 85% of the lower of the fair market value of Teradyne's common stock on the first business day and the last business day of the purchase period. There are two six-month purchase periods in each fiscal year.

The effect to income (loss) from continuing operations for recording stock-based compensation for the years ended December 31 was as follows:

	2011	2010	2009
		(in thousands)	
Cost of revenue	$ 7,097	$ 6,536	$ 4,138
Engineering and development	10,001	9,209	7,648
Selling and administrative	15,239	14,032	12,568
Stock-based compensation	32,337	29,777	24,354
Income tax benefit	—	—	(1,049)
Total stock-based compensation expense after income taxes	$32,337	$29,777	$23,305

Valuation Assumptions

The total number of stock options granted in 2011, 2010 and 2009 were 0.1 million, 0.3 million and 1.1 million, respectively, at the weighted average grant date fair value of $6.74, $4.10 and $1.97, respectively. The fair value of the stock options at grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2011	2010	2009
Expected life (years)	4.00	4.75	4.75
Interest rate	1.5%	2.4%	1.6%
Volatility-historical	52.1%	48.8%	44.9%
Dividend yield	0.0%	0.0%	0.0%

Teradyne determined the stock option's expected life based upon historical exercise data for executive officers, the age of executives and the terms of the stock option award. Volatility was determined using historical volatility for a period equal to the expected life. The interest rate was determined using the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average fair value of employee stock purchase rights granted pursuant to the ESPP in the first and last six months of 2011 was $3.66 and $4.01, respectively, the first and last six months of 2010 was $3.05 and $2.77, respectively, and the first and last six months of 2009 was $1.66 and $2.49, respectively. The fair value of the employees' purchase rights was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2011	2010	2009
Expected life (years)	0.5	0.5	0.5
Interest rate	0.1%	0.2%	0.3%
Volatility-historical	41.0%	48.0%	73.6%
Dividend yield	0.0%	0.0%	0.0%

As of December 31, 2011, there were 4.0 million shares available for grant under the ESPP.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. U.S. income taxes are not provided for on the earnings of non-U.S. subsidiaries, which are expected to be reinvested indefinitely in operations outside the U.S. For intra-period tax allocations, Teradyne first utilizes non-equity related tax attributes, such as net operating losses and credit carryforwards and then equity-related tax attributes.

Advertising Costs

Teradyne expenses all advertising costs as incurred. Advertising costs were $1.0 million, $0.6 million and $0.7 million in 2011, 2010 and 2009, respectively.

Translation of Non-U.S. Currencies

The functional currency for all non-U.S. subsidiaries is the U.S. dollar. All foreign currency denominated monetary assets and liabilities are re-measured on a monthly basis into the functional currency using exchange rates in effect at the end of the period. All foreign currency denominated non-monetary assets and liabilities are re-measured into the functional currency using historical exchange rates. Net foreign exchange gains and losses resulting from re-measurement are included in interest expense and other and were a gain of $0.9 million, a gain of $2.5 million and a loss of $1.3 million, respectively, for the years ended December 31, 2011, 2010 and 2009. These amounts do not reflect the corresponding gain (loss) from foreign exchange contracts. See Note F: "Financial Instruments" regarding foreign exchange contracts. Revenue and expense amounts are translated using an average of exchange rates in effect during the period.

Net Income (Loss) per Common Share

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Except where the result would be antidilutive, diluted net income (loss) per common share is calculated by dividing net income (loss) by the sum of the weighted average number of common shares plus common stock equivalents, if applicable.

Prior to the fourth quarter of 2010, net income for diluted net income (loss) per share includes an impact of convertible notes that represents interest expense that would have not been recorded if the notes converted at the beginning of the period. Dilutive potential common shares include incremental shares from assumed conversion of the convertible notes and the convertible notes hedge warrant shares. Incremental shares from assumed conversion of the convertible notes are calculated using the difference between the average Teradyne stock price for the period and the conversion price of $5.48, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing total intrinsic value of the convertible debt, is divided by the average Teradyne stock price for the period. Convertible notes hedge warrant shares are calculated using the difference between the average Teradyne stock price for the period and the warrant price of $7.67, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing total intrinsic value of the warrant, is divided by the average Teradyne stock price for the period. Teradyne's call option for 34.7 million shares at an exercise price of $5.48 is not used in the GAAP earnings per share calculation as its effect would be anti-dilutive.

With respect to the Teradyne's convertible debt, Teradyne intends to settle its conversion spread (i.e., the intrinsic value of the embedded option feature contained in the convertible debt) in shares. Teradyne accounts for its conversion spread using the treasury stock method. In the fourth quarter of 2010, Teradyne determined that it had the ability and intent to settle the principal amount of the convertible debt in cash; accordingly as of the fourth quarter of 2010, the principal amount has been excluded from the determination of diluted earnings per share.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss), unrealized pension gains and losses, unrealized gains and losses on certain investments in debt and equity securities and cumulative translation adjustments.

C. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-04, "*Fair Value Measurement*." This ASU clarifies the concepts related to highest and best use and valuation premise, blockage factors and other premiums and discounts, the fair value measurement of financial instruments held in a portfolio and of those instruments classified as a component of shareowners' equity. The guidance includes enhanced disclosure requirements about recurring Level 3 fair value measurements, the use of nonfinancial assets, and the level in the fair value hierarchy of assets and liabilities not recorded at fair value. The provisions of this ASU are effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early application is prohibited. This ASU requires changes in presentation only and Teradyne does not expect it will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "*Comprehensive Income.*" This ASU intends to enhance comparability and transparency of other comprehensive income components. The guidance provides an option to present total comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement or two separate but consecutive statements. This ASU eliminates the option to present other comprehensive income components as part of the statement of changes in shareowners' equity. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning after December 15, 2011. Early application is permitted. This ASU requires changes in presentation only and Teradyne does not expect it will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, "*Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.*" This new guidance is intended to simplify goodwill impairment testing by allowing companies to first assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the current two-step goodwill impairment test. This new guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. Early adoption is permitted and Teradyne adopted the standard in the fourth quarter of 2011. The adoption did not have a material impact on Teradyne's financial position or results of operations.

D. Discontinued Operations

On March 21, 2011, Teradyne completed the sale of its Diagnostic Solutions business unit, which was included in the Systems Test Group segment, to SPX Corporation for $40.2 million in cash. Teradyne sold this business as its growth potential as a stand-alone business within Teradyne was significantly less than if it was part of a larger automotive supplier. The financial information for Diagnostic Solutions has been reclassified to discontinued operations for all periods presented. Net revenues and income from discontinued operations for the years ended December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
		(in thousands)	
Net revenues	$ 9,086	$42,488	$41,982
Income from discontinued operation before income taxes	$ 1,278	$ 5,406	$ 1,247
Gain from disposal of discontinued operation before income taxes	28,949	—	—
Income tax provision (benefit)	4,311	278	(279)
Income from discontinued operations	$25,916	$ 5,128	$ 1,526

E. ACQUISITIONS

Business

LitePoint Corporation

On October 5, 2011, Teradyne completed its acquisition of LitePoint Corporation ("LitePoint") located in Sunnyvale, California. The total purchase price of $646.0 million consisted of $572.7 million of cash paid to acquire the outstanding common and preferred stock of LitePoint, $68.9 million in fair value of contingent consideration payable upon achievement of certain revenue targets through 2012 (the estimated undiscounted range of outcomes for the contingent consideration is $62.0 million to $74.0 million) and $4.5 million in fair value of assumed vested stock options, which were converted into stock options to purchase Teradyne's common stock. The fair value of stock options was estimated using the following weighted average assumptions:

Expected life (years)	6.2
Expected volatility	49.1%
Risk-free interest rate	1.3%
Dividend yield	0.0%

The liability of $68.9 million arising from the contingent consideration is recorded as of December 31, 2011 and there has been no change to the acquisition date amount recognized, nor any change in the range of outcomes or assumptions used to develop the fair value. Teradyne expects the majority of this liability to be paid over the next twelve months.

LitePoint designs, develops, and supports advanced wireless test solutions for the development and manufacturing of wireless devices, including smart phones, tablets, notebooks/laptops, personal computer peripherals, and other Wi-Fi enabled devices. LitePoint's IQ product line consists of cellular and connectivity test solutions used by developers and manufacturers of wireless devices and consumer electronics. LitePoint is Teradyne's Wireless Test operating and reportable segment.

The LitePoint acquisition was accounted for as a purchase business combination and, accordingly, the results have been included in Teradyne's consolidated results of operation from the date of acquisition. The allocation of the total purchase price of LitePoint net tangible and identifiable intangible assets was based on their estimated fair values as of the acquisition date. The purchase price allocation is preliminary pending the final determination of the fair value of certain acquired assets and assumed liabilities. The excess of the purchase price over the identifiable intangible and net tangible assets in the amount of $352.8 million was allocated to goodwill, which is not deductible for tax purposes. The purchase price allocation below reflects this adjustment. The following represents the allocation of the purchase price:

	Purchase Price Allocation
	(in thousands)
Goodwill	$ 352,778
Other intangible assets	310,500
Tangible assets acquired and liabilities assumed:	
Cash, cash equivalents and short term marketable securities	61,250
Other current assets	72,109
Non-current assets	5,838
Accounts payable and current liabilities	(37,177)
Long-term deferred tax liabilities	(115,463)
Other long-term liabilities	(3,788)
Total purchase price	$ 646,047

Teradyne estimated the fair value of other intangible assets using the income and cost approach. Acquired other intangible assets are amortized on a straight-line basis over their estimated useful lives. The following table represents components of these other intangible assets and their estimated useful lives at the acquisition date:

	Fair Value	Estimated Useful Life
	(in thousands)	(in years)
Developed technology	$237,100	6.4
Customer relationships	53,700	7.0
Tradenames	19,000	7.0
Customer backlog	700	0.3
Total intangible assets	$310,500	6.5

For the period from October 5, 2011 to December 31, 2011, LitePoint contributed $28.4 million of revenues and had a $(20.6) million loss from continuing operations before taxes.

The following unaudited pro forma information gives effect to the acquisition of LitePoint as if the acquisition occurred on January 1, 2010. The unaudited pro forma results are not necessarily indicative of what actually would have occurred had the acquisitions been in effect for the periods presented:

	For the Year Ended	
	December 31, 2011	December 31, 2010
	(in thousands, except per share amounts)	
Revenue	$1,527,044	$1,652,153
Income from continuing operations	$ 329,461	$ 304,459
Net income	$ 355,377	$ 309,882
Income from continuing operations per common share:		
Basic	$ 1.78	$ 1.69
Diluted	$ 1.44	$ 1.40
Net income per common share:		
Basic	$ 1.92	$ 1.72
Diluted	$ 1.55	$ 1.42

The pro forma results above include non recurring expenses related to acquired inventory fair value adjustment of $18.3 million and $13.3 million of transaction fees incurred by both, Teradyne & LitePoint.

During the year ended December 31, 2011, Teradyne recorded $4.6 million of charges related to acquisition costs. These charges are included in restructuring and other.

F. FINANCIAL INSTRUMENTS

Cash Equivalents

Teradyne considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Marketable Securities

Teradyne classifies investments in marketable securities as trading, available-for-sale or held-to-maturity at the time of purchase and periodically re-evaluates such classification. There were no securities classified as held-to-maturity or trading at December 31, 2011 or 2010. At December 31, 2011 and 2010, Teradyne's investments in equity and debt mutual funds, commercial paper, corporate debt securities and U.S. Treasury and government agency securities were classified as available-for-sale securities. Securities classified as available-for-sale are reported at fair value. Realized gains are recorded in interest income. Realized losses and other-than-temporary unrealized losses on available-for-sale securities are included in interest expense and other. For the year ended December 31, 2009, Teradyne recorded realized losses of $2.1 million on the sale of its marketable securities. There were no realized losses recorded in 2011 and 2010. Unrealized gains and losses are included in accumulated other comprehensive income (loss). The cost of securities sold is based on the specific identification method.

As a result of Teradyne's November 14, 2008 acquisition of Eagle Test, Teradyne acquired $26.5 million of auction rate securities ("ARS") at fair value ($30.0 million par value). In addition, Teradyne acquired (1) the right ("UBS Put") to sell its ARS back to UBS at par plus interest, at its sole discretion, during a two-year period beginning on June 30, 2010, and (2) received an option to borrow up to 75% of the fair value of the ARS at no cost. The ARS portfolio was repurchased by UBS in 2010 and Teradyne no longer owns any ARS securities. During 2009, Teradyne recorded a net gain of $0.7 million in interest income in its consolidated statement of operations for the changes in the ARS fair value. During 2009, Teradyne recorded a $0.5 million loss in interest expense for a decrease in the fair value of the UBS Put, which was subsequently exercised in June 2010.

The following table sets forth by fair value hierarchy Teradyne's financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2011 and 2010.

	December 31, 2011			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)			
Assets				
Available for sale securities:				
Money market funds	$396,329	$ —	$ —	$396,329
U.S. government agency securities	—	83,197	—	83,197
Corporate debt securities	—	44,829	—	44,829
Commercial paper	—	29,924	—	29,924
Certificates of deposit and time deposits	—	16,432	—	16,432
U.S. Treasury securities	14,180	—	—	14,180
Equity and debt mutual funds	8,237	—	—	8,237
Non-U.S. government securities	274	—	—	274
Total	$419,020	$174,382	$ —	$593,402
Liabilities				
Derivatives	$ —	$ 314	$ —	$ 314
Contingent consideration	—	—	68,892	68,892
Total	$ —	$ 314	$68,892	$ 69,206

Reported as follows:

	(Level 1)	(Level 2)	(Level 3)	Total
	(in thousands)			
Assets				
Cash and cash equivalents	$396,329	$ 16,164	$ —	$412,493
Marketable securities	9,044	87,458	—	96,502
Long-term marketable securities	13,647	70,760	—	84,407
	$419,020	$174,382	$ —	$593,402
Liabilities				
Other accrued liabilities	$ —	$ 314	$ —	$ 314
Contingent consideration	—	—	68,892	68,892
	—	$ 314	$68,892	$ 69,206

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)			
Assets				
Available for sale securities:				
U.S. government agency securities	$ —	$341,510	$—	$341,510
Money market funds	238,607	—	—	238,607
U.S. Treasury securities	138,707	—	—	138,707
Commercial paper	—	103,448	—	103,448
Corporate debt securities	—	92,578	—	92,578
Certificates of deposit and time deposits	—	11,076	—	11,076
Equity and debt mutual funds	8,003	—	—	8,003
Non-U.S. government securities	278	—	—	278
Total	$385,595	$548,612	$—	$934,207
Liabilities				
Derivatives	$ —	$ 632	$—	$ 632
Total	$ —	$ 632	$—	$ 632

Reported as follows:

	(Level 1)	(Level 2)	(Level 3)	Total
	(in thousands)			
Assets				
Cash and cash equivalents	$238,607	$ 37,843	$—	$276,450
Marketable securities	62,294	346,767	—	409,061
Long-term marketable securities	84,694	164,002	—	248,696
	$385,595	$548,612	$—	$934,207
Liabilities				
Other accrued liabilities	$ —	$ 632	$—	$ 632

Changes in the fair value of Level 3 financial assets for the year ended December 31, 2011 and 2010 were as follows:

	Long-Term Auction Rate Securities	Long-Term UBS Put
	(in thousands)	
Balance at December 31, 2009	$ 23,649	$ 2,830
Sale of auction rate securities and exercise of UBS Put	(23,849)	(2,687)
Change in unrealized gain included in earnings	200	—
Change in unrealized loss included in earnings	—	(143)
Balance at December 31, 2010 and 2011	$ —	$ —

Changes in the fair value of Level 3 contingent consideration for the year ended December 31, 2011 were as follows:

	Contingent Consideration
	(in thousands)
Balance at December 31, 2010	$ —
Acquisition of LitePoint	68,892
Balance at December 31, 2011	$68,892

On a quarterly basis, Teradyne reviews its investments to identify and evaluate those that have an indication of a potential other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include:

- The length of time and the extent to which the market value has been less than cost;
- The financial condition and near-term prospects of the issuer; and
- The intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Teradyne determined that it did not intend to hold certain marketable securities for a period of time sufficient to allow for recovery in market value and recognized an other-than-temporary impairment loss in the amount of $0.7 million in the years ended December 31, 2009 primarily related to mortgage and asset backed debt securities.

The carrying amounts and fair values of financial instruments at December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)			
Cash equivalents	$412,493	$412,493	$276,450	$276,450
Marketable securities	180,909	180,909	657,757	657,757
Convertible debt (1)	156,098	485,925	144,059	506,350
Japan loan	6,431	6,431	8,573	8,573

(1) The carrying value represents the bifurcated debt component only, while the fair value is based on quoted market prices for the convertible note which includes the equity conversion feature.

The fair values of cash and cash equivalents, accounts receivable, net and accounts payable approximate the carrying amount due to the short term maturities of these instruments.

At December 31, 2011 and 2010, these investments are reported as follows:

	December 31, 2011				
	Available-for-Sale				Fair Market Value of Investments with Unrealized Losses
	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	
	(in thousands)				
Money market funds	$396,329	$ —	$ —	$396,329	$ —
U.S. government agency securities	83,070	152	(25)	83,197	28,510
Corporate debt securities	43,077	1,893	(141)	44,829	17,033
Commercial paper	29,932	2	(10)	29,924	9,479
Certificates of deposit and time deposits	16,437	—	(5)	16,432	5,800
U.S. Treasury securities	14,141	39	—	14,180	—
Equity and debt mutual funds	7,876	477	(116)	8,237	3,749
Non-U.S. government securities	274	—	—	274	—
	$591,136	$2,563	$(297)	$593,402	$64,571

Reported as follows:

	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
			(in thousands)		
Cash and cash equivalents	$412,493	$ —	$ —	$412,493	$ —
Marketable securities	96,518	24	(40)	96,502	35,595
Long-term marketable securities	82,125	2,539	(257)	84,407	28,976
	$591,136	$2,563	$(297)	$593,402	$64,571

	December 31, 2010				
	Available-for-Sale				
	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
			(in thousands)		
U.S. government agency securities	$341,349	$ 334	$(173)	$341,510	$ 97,542
Money market funds	238,607	—	—	238,607	—
U.S. Treasury securities	138,354	360	(7)	138,707	10,030
Commercial paper	103,472	1	(25)	103,448	33,210
Corporate debt securities	92,464	170	(56)	92,578	43,434
Certificates of deposit and time deposits	11,068	8	—	11,076	—
Equity and debt mutual funds	7,056	1,378	(431)	8,003	1,088
Non-U.S. government securities	261	17	—	278	—
	$932,631	$2,268	$(692)	$934,207	$185,304

Reported as follows:

	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
			(in thousands)		
Cash and cash equivalents	$276,447	$ 3	$ —	$276,450	$ —
Short-term marketable securities	408,934	178	(51)	409,061	103,761
Long-term marketable securities	247,250	2,087	(641)	248,696	81,543
	$932,631	$2,268	$(692)	$934,207	$185,304

The contractual maturities of investments held at December 31, 2011 were as follows:

	Fair Value
	(in thousands)
Due within one year	$508,995
Due after 1 year through 5 years	64,320
Due after 5 years through 10 years	3,526
Due after 10 years	16,561
Total	$593,402

As of December 31, 2011, the fair market value of investments with unrealized losses totaled $64.6 million. Of this value, $2.4 million had unrealized losses for greater than one year and $62.2 million had unrealized losses for less than one year. As of December 31, 2010, the fair market value of investments with unrealized losses totaled $185.3 million. Of this value, $5.0 million had unrealized losses for greater than one year and $180.3 million had unrealized losses for less than one year. Teradyne reviews its investments to identify and evaluate investments that have an indication of possible impairment. Based on this review, Teradyne determined that the unrealized losses related to these investments, at December 31, 2011 and 2010, were temporary.

Derivatives

Teradyne conducts business in a number of foreign countries, with certain transactions denominated in local currencies. The purpose of Teradyne's foreign currency management is to minimize the effect of exchange rate fluctuations on certain foreign currency denominated net monetary assets. Teradyne does not use derivative financial instruments for trading or speculative purposes.

To minimize the effect of exchange rate fluctuations associated with the remeasurement of net monetary assets denominated in foreign currencies, Teradyne enters into foreign currency forward contracts. The change in fair value of these derivatives is recorded directly in earnings, and is used to offset the change in value of the net monetary assets denominated in foreign currencies.

At December 31, 2011 and 2010, Teradyne had the following contracts to buy and sell non-U.S. currencies for U.S. dollars and other non-U.S. currencies with the following notional amounts:

	December 31, 2011			December 31, 2010		
	Buy Position	Sell Position	Net Total	Buy Position	Sell Position	Net Total
			(in millions)			
Japanese Yen	$ —	$50.8	$ 50.8	$ —	$10.6	$10.6
Taiwan Dollar	(0.8)	6.3	5.5	(1.4)	8.6	7.2
British Pound Sterling	—	10.1	10.1	(11.6)	7.6	(4.0)
Euro	(15.2)	2.1	(13.1)	(22.7)	20.1	(2.6)
Total	$(16.0)	$69.3	$ 53.3	$(35.7)	$46.9	$11.2

The fair value of the outstanding contracts was $0.3 million and $0.6 million at December 31, 2011 and 2010, respectively, which represented unrealized losses on the outstanding contracts.

In 2011 and 2010, Teradyne recorded net realized losses of $1.3 million and $2.3 million, respectively, related to foreign currency forward contracts hedging net monetary positions. In 2009, Teradyne recorded net realized gains of $1.6 million related to foreign currency forward contracts hedging net monetary positions. Gains and losses on foreign currency forward contracts and foreign currency remeasurement gains and losses on monetary assets and liabilities are included in interest expense and other.

The following table summarizes the fair value of derivative instruments as of December 31, 2011 and 2010:

	Balance Sheet Location	December 31, 2011	December 31, 2010
		(in thousands)	
Derivatives not designated as hedging instruments:			
Foreign exchange contracts	Other accrued liabilities	$314	$632
Total derivatives		$314	$632

The following table summarizes the effect of derivative instruments in the statement of operations recognized for the years ended December 31, 2011, 2010 and 2009 (the table does not reflect the corresponding (loss) gain from the remeasurement of the balance sheet):

	Location of (Losses) Gains Recognized in Statement of Operations	December 31, 2011	December 31, 2010	December 31, 2009
			(in thousands)	
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Interest expense and other	$(1,327)	$(2,289)	$1,590
Total derivatives		$(1,327)	$(2,289)	$1,590

See Note G: "Debt" regarding derivatives related to the convertible senior notes.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash equivalents, marketable securities, forward currency contracts and accounts receivable. Teradyne's cash equivalents consist primarily of money market funds invested in U.S. Treasuries and government agencies. Teradyne's fixed income available-for-sale marketable securities have a minimum rating of AA by one or more of the major credit rating agencies. Teradyne places foreign currency forward contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of geographically dispersed customers. Teradyne performs ongoing credit evaluations of its customers' financial condition and from time to time may require customers to provide a letter of credit from a bank to secure accounts receivable.

G. DEBT

Long-term debt at December 31, 2011 and 2010 consisted of the following:

	2011	2010
	(in thousands)	
Convertible senior notes	$156,098	$144,059
Japan loan	6,431	8,573
Total debt	162,529	152,632
Current portion of long-term debt	2,573	2,450
Long-term debt	$159,956	$150,182

The debt principal payments for the next 5 years and thereafter are as follows:

Payments Due by Period	Debt Principal Payment
	(in thousands)
2012	$ 2,573
2013	2,571
2014	191,286
2015	—
2016	—
Beyond 2016	—
Total	$196,430

Loan Agreement

On March 31, 2009, Teradyne K.K., Teradyne's wholly-owned subsidiary in Japan, entered into a loan agreement with a local bank in Japan to borrow approximately $10.0 million (the loan is denominated in Japanese Yen). The loan has a term of 5 years and a fixed interest rate of 1.4%. Approximately $6.0 million of the loan is collateralized by a real estate mortgage on Teradyne K.K.'s building and land in Kumamoto, Japan (which had a net book value of $11.1 million as of December 31, 2011) and approximately $4.0 million is unsecured. Teradyne, Inc. has guaranteed payment of the loan obligation. The loan is amortized over the term of the loan with semi-annual principal payments of approximately $1 million payable on September 30 and March 30 each year. At December 31, 2011, approximately $2.6 million of the outstanding loan principal is included in current debt and approximately $3.8 million is classified as long-term debt.

Convertible Senior Notes

On March 31, 2009, Teradyne entered into an underwriting agreement regarding a public offering of $175.0 million aggregate principal amount of 4.50% convertible senior notes due March 15, 2014 (the "Notes"). On April 1, 2009, the underwriters exercised their option to purchase an additional $15.0 million aggregate principal amount of the Notes for a total aggregate principal amount of $190.0 million. The Notes bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2009. The Notes will mature on March 15, 2014, unless earlier repurchased by Teradyne or converted. The Notes are senior unsecured obligations and rank equally with all of Teradyne's existing and future senior debt and senior to any of Teradyne's subordinated debt.

The Notes may be converted, under certain circumstances and during certain periods, at an initial conversion rate of approximately 182.65 shares of Teradyne's common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $5.48, a 25% conversion premium based on the last reported sale price of $4.38 per share of Teradyne's common stock on March 31, 2009. The conversion rate is subject to adjustment in certain circumstances.

Holders may convert their Notes at their option prior to the close of business on the business day immediately preceding December 15, 2013, under the following circumstances: (1) during the five business-day period after any five consecutive trading day period (the "measurement period") in which the price per Note for each day of that measurement period was less than 98% of the product of the last reported sale price of Teradyne's common stock and the conversion rate for such date; (2) during any calendar quarter, if the last reported sale price of Teradyne's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of certain specified events. Additionally, the Notes are convertible during the last three months prior to the March 15, 2014 maturity date. Upon conversion, holders will receive, at Teradyne's option, shares of Teradyne common stock, cash or a combination of cash and shares of Teradyne common stock, subject to Teradyne's option to irrevocably elect to settle all future conversions in cash up to the principal amount of the Notes and shares of common stock for any excess.

During each calendar quarter of 2011 and 2010, one of the above described circumstances that allows holders to convert their Notes at their option prior to December 15, 2013 had occurred (the last reported sale price of Teradyne's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeded 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter). As of February 29, 2012, no holders have exercised the option to convert their Notes.

Teradyne may not redeem the Notes prior to their maturity. Holders of the Notes may require Teradyne to purchase in cash all or a portion of their Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of certain fundamental changes involving Teradyne (which include, among others, the liquidation or dissolution of Teradyne, the acquisition of 50% or more of the total voting shares of Teradyne, certain mergers and consolidations, and the delisting of Teradyne's stock).

Concurrently with the offering of the Notes, Teradyne entered into a convertible note hedge transaction with a strike price equal to the initial conversion price of the Notes, or approximately $5.48. The convertible note hedge allows Teradyne to receive shares of its common stock and/or cash related to the excess conversion value that it would pay to the holders of the Notes upon conversion. The convertible note hedges will cover, subject to customary antidilution adjustments, approximately 34,703,196 shares of Teradyne's common stock. Teradyne paid approximately $64.6 million for the convertible note hedges.

Separately, Teradyne entered into a warrant transaction with a strike price of approximately $7.67 per share, which is 75% higher than the closing price of Teradyne's common stock on March 31, 2009. The warrants will be net share settled and will cover, subject to customary antidilution adjustments, approximately 34,703,196 shares of Teradyne's common stock. Teradyne received approximately $43.0 million for the warrants.

The convertible note hedge and warrant transaction will generally have the effect of increasing the conversion price of the Notes to approximately $7.67 per share of Teradyne's common stock, representing a 75% conversion premium based upon the closing price of Teradyne's common stock on March 31, 2009.

On April 6, 2009, Teradyne completed its registered public offering of the $190.0 million aggregate principal amount convertible senior notes and settled the related convertible bond hedge and warrant transaction and received approximately $163.0 million as a result of these financing transactions.

Teradyne considered the guidance of ASC 815-40, *"Derivatives and Hedging—Contracts in Entity's Own Equity"* and concluded that the convertible note hedge is both indexed to Teradyne's stock and should be classified in stockholders' equity in its statement of financial position. The convertible note hedge is considered indexed to Teradyne's stock as the terms of the convertible note hedge do not contain an exercise contingency and the settlement amount equals the difference between the fair value of a fixed number of Teradyne's shares and a fixed strike price. Because the only variable that can affect the settlement amount is Teradyne's stock price, which is an input to the fair value of a fixed-for-fixed option contract, the convertible note hedge is considered indexed to Teradyne's stock.

Teradyne assessed whether the convertible note hedge should be classified as equity under ASC 815-40. In the convertible note hedge contract the settlement terms permit net cash settlement or net share settlement, at the option of Teradyne. Therefore, the criteria as set forth in ASC 815-40 were evaluated by Teradyne. In reviewing the criteria, Teradyne noted the following: (1) the convertible note hedge does not require Teradyne to issue shares; (2) there are no cash payments for failure to make timely filings with the SEC; (3) in the case of termination, the convertible note hedge is settled in the same consideration as the holders of the underlying stock; (4) the counterparty does not have rights that rank higher than those of a shareholder of the stock underlying the convertible note hedge; and (5) there is no requirement to post collateral. Based on its analysis of those criteria, Teradyne concluded that the convertible note hedge should be recorded in equity and no further adjustment should be made in future periods to adjust the value of the convertible note hedge.

Teradyne analyzed the warrant transaction under ASC 815-40, "Derivatives and Hedging – Contracts in Entity's Own Equity" and other relevant literature, and determined that it met the criteria for classification as an equity transaction and is considered indexed to Teradyne's stock. As a result, Teradyne recorded the proceeds from the warrants as an increase to additional paid-in capital. Teradyne does not recognize subsequent changes in fair value of the warrant in its financial statements.

The provisions of ASC 470-20, *"Debt with Conversion and Other Options"* are applicable to the Notes. ASC 470-20 requires Teradyne to separately account for the liability (debt) and equity (conversion feature) components of the Notes in a manner that reflects Teradyne's nonconvertible debt borrowing rate at the date of issuance when interest cost is recognized in subsequent periods. Teradyne allocated $63.4 million of the $190.0 million principal amount of the Notes to the equity component, which represents a discount to the debt and will be amortized into interest expense using the effective interest method through March 2014. Accordingly, Teradyne's effective annual interest rate on the Notes will be approximately 14.5%. The Notes are classified as long-term debt in the balance sheet based on their March 15, 2014 maturity date. Debt issuance costs of approximately $4.1 million are being amortized to interest expense over the five year term of the Notes. As of December 31, 2011, debt issuance costs were approximately $1.8 million.

The below tables represent the key components of Teradyne's convertible senior notes:

	December 31, 2011	December 31, 2010
	(in thousands)	
Debt principal	$190,000	$190,000
Unamortized discount	33,902	45,941
Net carrying amount of the convertible debt	$156,098	$144,059

	For the year ended	
	December 31, 2011	December 31, 2010
	(in thousands)	
Contractual interest expense on the coupon	$ 8,550	$ 8,550
Amortization of the discount component and debt issue fees recognized as interest expense	12,853	11,319
Total interest expense on the convertible debt	$21,403	$19,869

As of December 31, 2011, the unamortized discount was $33.9 million, which will be amortized over approximately 2.25 years, and the carrying amount of the equity component was $63.4 million. As of December 31, 2011, the conversion rate was equal to the initial conversion price of approximately $5.48 per share and the if-converted value of the Notes was $473.0 million.

Revolving Credit Facility

On November 14, 2008, in connection with the acquisition of Eagle Test, Teradyne entered into a credit agreement (the "Credit Agreement") among Teradyne, as borrower, a syndicate of banks and certain direct and indirect domestic subsidiaries of Teradyne. The Credit Agreement provided for a senior secured revolving credit facility of $122.5 million. On November 14, 2008 and December 31, 2008, Teradyne borrowed $100.0 million and $22.5 million, respectively. The weighted average interest rate on the outstanding amount was 5.4% at December 31, 2008. Teradyne incurred $2.8 million in costs related to the revolving credit facility. These costs were being amortized over the three year term of the revolving credit facility.

On April 7, 2009, Teradyne repaid and terminated its revolving credit facility agreement. Teradyne used approximately $123.3 million of the net proceeds of the convertible senior notes transaction to repay $122.5 million of principal and $0.8 million of accrued interest outstanding under the revolving credit facility agreement. During the year ended December 31, 2009, Teradyne expensed the remaining revolving credit facility debt issue costs of approximately $2.5 million.

H. ACCUMULATED OTHER COMPREHENSIVE LOSS

At December 31, 2011 and 2010, the accumulated other comprehensive loss balances were as follows:

	2011	2010
	(in thousands)	
Retirement plans net actuarial loss, net of tax of $(2,662) and $(811)	$(134,621)	$(130,685)
Retirement plans prior service cost, net of tax of $9 and $0	3,128	3,115
Unrealized gain on investments, net of tax of $666 and $0	1,618	1,620
Foreign currency translation adjustments	—	(2,266)
Total accumulated other comprehensive loss	$(129,875)	$(128,216)

I. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Teradyne performs its annual goodwill impairment test as required under the provisions of ASC 350-10, *"Intangibles — Goodwill and Other"* on December 31 of each fiscal year unless interim indicators of impairment exist. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are estimated using a discounted cash flow methodology.

Teradyne performed its 2011 annual goodwill impairment test at the Wireless Test reporting unit level which is an operating and reportable segment and the only operating and reportable segment that has goodwill.

In performing the annual goodwill impairment test, in accordance with ASU 2011-08, Teradyne assessed qualitative factors to determine whether it was more likely than not that the fair value of the Wireless Test reporting unit was less than its carrying amount, including goodwill. Teradyne assessed the following events and circumstances with respect to the Wireless Test reporting unit: macroeconomic conditions; industry and market considerations; overall financial performance compared with actual and projected results from prior periods and changes in management, strategy or customers. After assessing the totality of these events and circumstances, Teradyne determined that it is not more likely than not that the fair value of the Wireless Test reporting unit is less than its carrying amount. Therefore remaining steps were not required to be performed and there was no resulting impairment.

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2011 and 2010 are as follows:

	Semiconductor Test	Systems Test Group	Wireless Test	Total
		(in thousands)		
Balance at December 31, 2009:				
Goodwill	$ 260,540	$ 148,183	$ —	$ 408,723
Accumulated impairment losses	(260,540)	(148,183)	—	(408,723)
	—	—	—	—
Activity during the year	—	—	—	—
Balance at December 31, 2010:				
Goodwill	260,540	148,183	—	408,723
Accumulated impairment losses	(260,540)	(148,183)	—	(408,723)
	—	—	—	—
Activity during the year	—	—	352,778	352,778
Balance at December 31, 2011:				
Goodwill	260,540	148,183	352,778	761,501
Accumulated impairment losses	(260,540)	(148,183)	—	(408,723)
	$ —	$ —	$352,778	$ 352,778

Intangible Assets

Amortizable intangible assets consist of the following and are included in intangible assets, net on the balance sheets:

	December 31, 2011			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
		(in thousands)		
Developed technology	$358,155	$ 91,391	$266,764	6.3 years
Customer relationships and service and software maintenance contracts	144,971	45,230	99,741	8.0 years
Tradenames and trademarks	33,840	7,370	26,470	9.0 years
Customer backlog	1,000	1,000	—	0.4 years
Total intangible assets	$537,966	$144,991	$392,975	7.0 years

	December 31, 2010			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
	(in thousands)			
Developed technology	$121,055	$ 65,610	$ 55,445	6.1 years
Customer relationships and service and software maintenance contracts	91,271	32,749	58,522	8.6 years
Tradenames and trademarks	14,840	5,866	8,974	11.5 years
Customer backlog	300	300	—	0.5 years
Total intangible assets	$227,466	$104,525	$122,941	7.6 years

During the year ended December 31, 2009, Teradyne reduced the gross amount of intangible assets by $2.5 million for the excess tax benefit realized due to the exercise of stock options vested as of the Nextest and Eagle Test acquisition dates.

Aggregate intangible assets amortization expense for the years ended December 31, 2011, 2010 and 2009 was $40.5 million, $29.3 million, and $32.3 million, respectively. Estimated intangible assets amortization expense for each of the five succeeding fiscal years is as follows:

Year	Amortization Expense
	(in thousands)
2012	$73,508
2013	72,459
2014	69,374
2015	52,351
2016	52,351

J. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

As of December 31, 2011, Teradyne had entered into non-cancelable purchase commitments for certain components and materials. The purchase commitments covered by the agreements aggregate to approximately $199.3 million.

Lease Commitments

Rental expense for the years ended December 31, 2011, 2010 and 2009 was $14.8 million, $14.3 million and $16.7 million, respectively.

Teradyne leases portions of its office and operating facilities under various operating lease arrangements. The following table reflects Teradyne's non-cancelable operating lease commitments:

	Non-cancelable Lease Commitments (1)
	(in thousands)
2012	$13,822
2013	9,716
2014	6,257
2015	5,422
2016	4,253
Beyond 2016	9,479
Total	$48,949

(1) Lease payments have not been reduced by sublease income of $0.5 million due in the future under non-cancelable subleases.

Legal Claims

Teradyne is subject to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. Teradyne believes that it has meritorious defenses against all pending claims and intends to vigorously contest them. While it is not possible to predict or determine the outcomes of any pending claims or to provide possible ranges of losses that may arise, Teradyne believes the potential losses associated with all of these actions are unlikely to have a material adverse effect on its business, financial position or results of operations.

Guarantees and Indemnification Obligations

Teradyne provides indemnification, to the extent permitted by law, to its officers, directors, employees and agents for liabilities arising from certain events or occurrences while the officer, director, employee, or agent, is or was serving, at Teradyne's request in such capacity. Teradyne has entered into indemnification agreements with certain of its officers and directors. With respect to acquisitions, Teradyne provides indemnifications to or assumes indemnification obligations for the current and former directors, officers and employees of the acquired companies in accordance with the acquired companies' bylaws and charter. As a matter of practice, Teradyne has maintained directors' and officers' liability insurance coverage including coverage for directors and officers of acquired companies.

Teradyne enters into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require Teradyne to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to Teradyne's products. From time to time, Teradyne also indemnifies customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability and environmental claims relating to the use of Teradyne's products and services or resulting from the acts or omissions of Teradyne, its employees, authorized agents or subcontractors. On occasion, Teradyne has also provided guarantees to customers regarding the performance of its products in addition to the warranty described below.

As a matter of ordinary business course, Teradyne warrants that its products, including software products, will substantially perform in accordance with its standard published specifications in effect at the time of delivery. Most warranties have a one year duration commencing from installation. A provision is recorded upon revenue recognition to cost of revenue for estimated warranty expense upon historical experience. When Teradyne receives revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight line basis over the contract period. Related costs are expensed as incurred. As of December 31, 2011 and 2010, Teradyne had a product warranty accrual of $8.2 million and $9.9 million, respectively, included in other accrued liabilities, and revenue deferrals related to extended warranties of $12.7 million and $9.0 million, respectively, included in short and long-term deferred revenue and customer advances.

In addition, and in the ordinary course of business, Teradyne provides minimum purchase guarantees to certain of its vendors to ensure continuity of supply against the market demand. Although some of these guarantees provide penalties for cancellations and/or modifications to the purchase commitments as the market demand decreases, most of the guarantees do not. Therefore, as the market demand decreases, Teradyne re-evaluates these guarantees and determines what charges, if any, should be recorded.

With respect to its agreements covering product, business or entity divestitures and acquisitions, Teradyne provides certain representations, warranties and covenants to purchasers and agrees to indemnify and hold such purchasers harmless against breaches of such representations, warranties and covenants. Many of the indemnification claims have a definite expiration date while some remain in force indefinitely. With respect to its acquisitions, Teradyne may, from time to time, assume the liability for certain events or occurrences that took place prior to the date of acquisition.

As a matter of ordinary course of business, Teradyne occasionally guarantees certain indebtedness obligations of its subsidiary companies, limited to the borrowings from financial institutions, purchase commitments to certain vendors, and lease commitments to landlords.

Based on historical experience and information known as of December 31, 2011 and 2010, except for product warranty, Teradyne has not recorded any liabilities for these guarantees and obligations as of December 31, 2011 and 2010 because the amount would be immaterial.

K. NET INCOME (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income (loss) per common share from continuing and discontinued operations:

	2011	2010	2009
	(in thousands, except per share amounts)		
Income (loss) from continuing operations	$347,893	$374,602	$(135,363)
Income from discontinued operations, net	1,545	5,128	1,526
Gain on disposal of discontinued operations	24,371	—	—
Net income (loss) for basic net income (loss) per share	373,809	379,730	(133,837)
Income impact of assumed conversion of convertible notes (1)	—	13,203	—
Net income (loss) for diluted net income (loss) per share	$373,809	$392,933	$(133,837)
Weighted average common shares-basic	184,683	179,924	173,604
Effect of dilutive potential common shares:			
Incremental shares from assumed conversion of convertible notes (2)	21,504	30,848	—
Convertible note hedge warrant shares (3)	16,224	10,492	—
Restricted stock units	3,773	5,001	—
Stock options	566	443	—
Employee stock purchase rights	70	99	—
Dilutive potential common shares	42,137	46,883	—
Weighted average commons shares-diluted	226,820	226,807	173,604
Net income (loss) per common shares-basic:			
Continuing operations	$ 1.88	$ 2.08	$ (0.78)
Discontinued operations	0.14	0.03	0.01
	$ 2.02	$ 2.11	$ (0.77)
Net income (loss) per common shares-diluted:			
Continuing operations	$ 1.53	$ 1.71	$ (0.78)
Discontinued operations	0.12	0.02	0.01
	$ 1.65	$ 1.73	$ (0.77)

(1) Income impact of convertible notes for 2010 represents interest expense that would have not been recorded if the notes converted at the beginning of the period.

(2) Incremental shares from assumed conversion of the convertible notes for 2011 are calculated using the difference between the average Teradyne stock price for the period and the conversion price of $5.48, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing total intrinsic value of the convertible debt, is divided by the average Teradyne stock price for the period. For 2010, incremental shares from assumed conversion of the convertible notes represent the 34.7 million of shares that will be issued upon conversion.

(3) Convertible notes hedge warrant shares for 2011 and 2010 are calculated using the difference between the average Teradyne stock price for the period and the warrant price of $7.67, multiplied by the 34.7 million shares that will be issued upon conversion. The result of this calculation, representing total intrinsic value of

the warrant, is divided by the average Teradyne stock price for the period. Teradyne's call option on its common stock (convertible note hedge transaction) is excluded from the calculation of diluted shares because the effect would be anti-dilutive. See Note G: "Debt" regarding convertible note hedge transaction.

The computation of diluted net income per common share for 2011 excludes the effect of the potential exercise of stock options to purchase approximately 0.7 million shares because the effect would have been anti-dilutive.

The computation of diluted net income per common share for 2010 excludes the effect of the potential exercise of stock options to purchase approximately 5.3 million shares because the effect would have been anti-dilutive.

The computation of diluted net loss per common share for the year ended December 31, 2009 excludes the effect of the potential exercise of all outstanding stock options, restricted stock units, warrants, and shares related to the Notes because Teradyne had a net loss and inclusion would be anti-dilutive.

With respect to the Teradyne's convertible debt, Teradyne intends to settle its conversion spread (i.e., the intrinsic value of the embedded option feature contained in the convertible debt) in shares. Teradyne accounts for its conversion spread using the treasury stock method. In the fourth quarter of 2010, Teradyne determined that it had the ability and intent to settle the principal amount of the convertible debt in cash, accordingly as of the fourth quarter of 2010; the principal amount has been excluded from the determination of diluted earnings per share.

L. RESTRUCTURING AND OTHER

Restructuring

In response to a downturn in the industry in 2008 and 2009, Teradyne implemented restructuring activities across all segments to reduce costs, principally through headcount reductions and facility consolidations. The remaining accrual for severance and benefits of $0.3 million is reflected in the accrued employees' compensation and withholdings account on the balance sheet and is expected to be paid by July 2012. The remaining accrual for lease payments on vacated facilities of $1.9 million is reflected in the other accrued liabilities account and the long-term other accrued liabilities account, and is expected to be paid out over the lease terms, the latest of which expires in 2013. Teradyne expects to pay approximately $0.9 million against the lease accruals over the next twelve months. Teradyne's future lease commitments, as of December 31, 2011, are net of expected sublease income of $0.5 million. As of December 31, 2011, Teradyne has subleased approximately 37% of its unoccupied space.

	Severance and Benefits	Facility Exit Costs	Total
		(in thousands)	
Pre-2009 Activities			
Balance at December 31, 2008	$ 82	$ 8,472	$ 8,554
Cash payments	(82)	(2,341)	(2,423)
Balance at December 31, 2009	—	6,131	6,131
Change in estimate	—	(2,672)	(2,672)
Cash payments	—	(3,038)	(3,038)
Balance at December 31, 2010	—	421	421
Change in estimate	—	(254)	(254)
Cash payments	—	(167)	(167)
Balance at December 31, 2011	$—	$ —	$ —

	Severance and Benefits	Facility Exit Costs	Total
	(in thousands)		
2009 Activities			
Q1 2009 Activity:			
Provision	$ 17,257	$ —	$ 17,257
Cash payments	(17,257)	—	(17,257)
Balance at December 31, 2009	$ —	$ —	$ —
Q2 2009 Activity:			
Provision	$ 15,454	$ —	$ 15,454
Cash payments	(12,549)	—	(12,549)
Balance at December 31, 2009	2,905	—	2,905
Change in estimate	240	—	240
Cash payments	(3,145)	—	(3,145)
Balance at December 31, 2010	$ —	$ —	$ —
Q3 2009 Activity:			
Provision	$ —	$ 4,071	$ 4,071
Cash payments	—	(246)	(246)
Other	—	100	100
Balance at December 31, 2009	—	3,925	3,925
Cash payments	—	(1,083)	(1,083)
Balance at December 31, 2010	—	2,842	2,842
Change in estimate	—	(231)	(231)
Cash payments	—	(749)	(749)
Balance at December 31, 2011	$ —	$ 1,862	$ 1,862
2010 Activities			
Q1 2010 Activity:			
Provision	$ 405	$ —	$ 405
Cash payments	(405)	—	(405)
Balance at December 31, 2010	$ —	$ —	$ —
Q2 2010 Activities:			
Provision	$ 890	$ —	$ 890
Cash payments	(402)	—	(402)
Balance at December 31, 2010	488	—	488
Change in estimate	202	—	202
Cash payments	(690)	—	(690)
Balance at December 31, 2011	$ —	$ —	$ —
Q3 2010 Activity:			
Provision	$ 382	$ —	$ 382
Cash payments	(72)	—	(72)
Other	(184)	—	(184)
Balance at December 31, 2010	126	—	126
Change in estimate	(47)	—	(47)
Cash payments	(79)	—	(79)
Balance at December 31, 2011	$ —	$ —	$ —
Q4 2010 Activity:			
Provision	$ 98	$ —	$ 98
Balance at December 31, 2010	98	—	98
Provision	117	—	117
Cash payments	(215)	—	(215)
Balance at December 31, 2011	$ —	$ —	$ —

2011 Activities	Severance and Benefits	Facility Exit Costs	Total
	(in thousands)		
Q1 2011 Activity:			
Provision	$ 572	$ —	$ 572
Cash payments	(476)	—	(476)
Balance at December 31, 2011	$ 96	$ —	$ 96
Q2 2011 Activities:			
Provision	$ 344	$ —	$ 344
Cash payments	(115)	—	(115)
Balance at December 31, 2011	$ 229	$ —	$ 229
Balance at December 31, 2011	$ 325	$1,862	$2,187

During the year ended December 31, 2011, Teradyne recorded the following restructuring activities:

Q1 2011 Actions:

- $0.6 million of severance charges related to headcount reductions of 5 people in Semiconductor Test.

Q2 2011 Actions:

- $0.3 million of severance charges related to headcount reductions of 2 people in Semiconductor Test.

Q2 2010 Actions:

- $0.2 million related to a change in the estimated severance benefits related to headcount reductions in Semiconductor Test.

Q4 2010 Actions:

- $0.1 million of severance charges related to headcount reductions in Semiconductor Test.

Pre-2009 Actions:

- $(0.5) million credit related to changes in the estimated exit costs related to the Westford, MA and Poway, CA facilities in System Test Group, and the North Reading, MA facility in Semiconductor Test and System Test Group.

During the year ended December 31, 2010, Teradyne recorded the following restructuring activities:

Q1 2010 Actions:

- $0.4 million of severance charges related to headcount reductions of approximately 4 people in Semiconductor Test.

Q2 2010 Actions:

- $0.9 million of severance charges related to headcount reductions of approximately 6 people in Systems Test Group.

Q3 2010 Actions:

- $0.4 million of severance charges related to headcount reductions of approximately 10 people in Systems Test Group.

Q4 2010 Actions:

- $0.1 million of severance charges related to the headcount reduction of 1 person in Systems Test Group.

Q2 2009 Actions:

- $0.3 million related to a change in the estimated severance benefits related to headcount reduction activities in Semiconductor Test and System Test Group.

Pre-2009 Actions:

- $(2.7) million credit related to the early exit of previously impaired leased facilities in Westford, Massachusetts.

During the year ended December 31, 2009, Teradyne recorded the following restructuring activities:

Q1 2009 Activity:

- $17.2 million of severance charges related to headcount reductions of approximately 515 people, of which $14.9 million and 460 people were in Semiconductor Test, $1.5 million and 39 people were in Systems Test Group, and $0.8 million and 16 people were in Corporate.

Q2 2009 Activity:

- $15.4 million of severance charges related to headcount reductions of approximately 304 people, of which $11.4 million and 267 people were in Semiconductor Test, $3.0 million and 25 people were in Corporate, and $1.0 million and 12 people were in Systems Test Group.

Q3 2009 Activity:

- $4.1 million of charges in Corporate related to the early exit of a leased facility in North Reading.

Pre-2009 Activity:

- $(0.4) million credit in Semiconductor Test for a revision in estimated sublease income at an exited leased facility in Ontario, Canada.

Other

During the year ended December 31, 2011, Teradyne recorded $7.3 million of other charges related to the following:

- $4.6 million related to acquisition costs; and
- $2.7 million related to a non-U.S pension settlement.

During the year ended December 31, 2009, Teradyne recorded $(1.0) million of other net credits related to the following:

- $1.1 million of long-lived asset impairment charges across both segments primarily related to the disposal of fixed assets as a result of the consolidation of facilities in North Reading, Massachusetts;
- $(2.0) million of credits related to finalization of certain Eagle Test purchase accounting items; and
- $(0.1) million related to other miscellaneous.

M. RETIREMENT PLANS

ASC 715, *"Compensation — Retirement Benefits"* requires an employer with defined benefit plans or other postretirement benefit plans to recognize an asset or a liability on its balance sheet for the overfunded or underfunded status of the plans as defined by ASC 715. The pension asset or liability represents a difference between the fair value of the pension plan's assets and the projected benefit obligation at December 31.

Defined Benefit Pension Plans

Teradyne has defined benefit pension plans covering a portion of domestic employees and employees of certain non-U.S. subsidiaries. Benefits under these plans are based on employees' years of service and compensation. Teradyne's funding policy is to make contributions to the plans in accordance with local laws and to the extent that such contributions are tax deductible. The assets of these plans consist primarily of fixed income and equity securities. In addition, Teradyne has an unfunded supplemental executive defined benefit plan in the United States to provide retirement benefits in excess of levels allowed by the Employment Retirement Income Security Act ("ERISA") and the Internal Revenue Code (the "IRC"), as well as unfunded foreign plans.

Teradyne uses a December 31 measurement date for all of its plans. The December 31 balances of these defined benefit pension plans assets and obligations are shown below:

	2011	2010
Assets and Obligations	(in thousands)	
Change in benefit obligation:		
Projected benefit obligation:		
Beginning of year	$337,796	$333,663
Service cost	2,735	3,655
Interest cost	17,466	17,716
Actuarial loss	54,248	7,937
Benefits paid	(13,260)	(13,129)
Curtailment	210	(3,113)
Settlement	(7,637)	(8,580)
Transfers	(564)	—
Non-U.S. currency movement	(716)	(353)
End of year	390,278	337,796
Change in plan assets:		
Fair value of plan assets:		
Beginning of year	294,988	239,797
Company contributions	10,169	50,526
Plan participants' contributions	51	23
Actual return on plan assets	55,345	25,608
Benefits paid	(13,260)	(13,129)
Settlement	(7,637)	(8,580)
Non-U.S. currency movement	(76)	743
End of year	339,580	294,988
Funded status	$ (50,698)	$ (42,808)

The following table provides amounts recorded within the account line items of the statement of financial position as of December 31:

	2011	2010
	(in thousands)	
Retirement plans assets	$ 8,840	$ 13,981
Accrued employees' compensation and withholdings	(2,524)	(2,658)
Retirement plans liabilities	(57,014)	(54,131)
Funded status	$(50,698)	$(42,808)

The following table provides amounts recognized in accumulated other comprehensive loss as of December 31:

	2011	2010
	(in thousands)	
Net actuarial loss	$132,990	$128,004
Prior service cost	888	1,509
Total recognized in other comprehensive loss, before tax	133,878	129,513
Deferred tax asset	(2,137)	(811)
Total recognized in other comprehensive loss, net of tax	$131,741	$128,702

The estimated portion of net actuarial loss and prior service cost remaining in accumulated other comprehensive loss that is expected to be recognized as a component of net periodic pension cost in 2012 is $13.8 million, and $0.2 million, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $370.1 million and $324.0 million at December 31, 2011 and 2010, respectively.

Information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets as of December 31, 2011:

	2011	2010
	(in millions)	
Projected benefit obligation	$60.2	$58.2
Accumulated benefit obligation	52.2	50.1
Fair value of plan assets	0.7	1.4

Expense

For the years ended December 31, 2011, 2010 and 2009, Teradyne's net periodic pension costs were comprised of the following:

	2011	2010	2009
		(in thousands)	
Components of Net Periodic Pension Cost:			
Service cost	$ 2,735	$ 3,655	$ 3,993
Interest cost	17,466	17,716	18,442
Expected return on plan assets	(16,705)	(20,189)	(19,300)
Amortization of:			
Prior service cost	621	726	799
Net actuarial loss	8,766	5,425	4,000
Settlement loss	2,099	452	1,616
Curtailment gain	—	—	(550)
Total net periodic pension cost	$ 14,982	$ 7,785	$ 9,000
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:			
Net actuarial loss (gain) arising during period	13,753	(1,001)	(3,156)
Reversal of amortization items:			
Prior service cost	(621)	(726)	(799)
Net actuarial loss	(8,766)	(5,425)	(4,000)
Total recognized in other comprehensive income	4,366	(7,152)	(7,955)
Total recognized in net periodic pension cost and other comprehensive income	$ 19,348	$ 633	$ 1,045

Weighted Average Assumptions to Determine Net Periodic Pension Cost at January 1

	United States Plans			Foreign Plans		
	2011	2010	2009	2011	2010	2009
Discount rate	5.2%	5.8%	6.2%	4.5%	5.4%	4.9%
Expected return on plan assets	5.5	7.5	7.75	3.2	2.8	3.7
Salary progression rate	4.0	4.0	4.0	3.1	3.4	3.4

Weighted Average Assumptions to Determine Pension Obligations at December 31

	United States Plans		Foreign Plans	
	2011	2010	2011	2010
Discount rate	4.1%	5.2%	4.4%	4.8%
Salary progression rate	3.0	4.0	2.9	3.4

In developing the expected return on plan assets assumption, Teradyne evaluated input from its investment manager and pension consultants, including their review of asset class return expectations. Based on this review, Teradyne believes that 5.5% was an appropriate rate to use for fiscal 2011 for the U.S. Qualified Pension Plan ("U.S. Plan").

Teradyne bases its determination of pension expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return on assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recognized. As of December 31, 2011, under the U.S. Plan, Teradyne had cumulative gains of approximately $23.3 million, which remain to be recognized in the calculation of the market-related value of assets. The discount rate utilized to determine future pension obligations for the U.S. Plan is based on Citigroup Pension Index adjusted for the plan's expected cash flows and was 4.2% at December 31, 2011, down from 5.3% at December 31, 2010.

Plan Assets

As of December 31, 2011, the fair value of Teradyne's pension plans' assets totaled $339.6 million of which $319.1 million was related to the U.S. Plan, $19.8 million was related to the U.K. Defined Benefit Pension Plan, and $0.7 million was related to other foreign defined benefit pension plans. Teradyne's pension plans' assets consisted primarily of investments in fixed-income and equity securities. Included in other pension plan assets for the U.S. Plan at December 31, 2010 is a real assets common trust fund with underlying investments in REITs (real estate investment trusts), TIPS (U.S. Treasury Inflation-Protected Securities), equity securities of natural resource companies, and commodities. Substantially all our pension plan assets are held in individual trusts, which were established for the investment of assets of Teradyne's sponsored retirement plans.

Teradyne's weighted average pension asset allocation at December 31, 2011 and 2010, by asset category is as follows:

	United States Plan		Foreign Plans	
	2011	2010	2011	2010
Fixed Income Securities	86.7%	56.8%	49.7%	46.1%
Equity Securities	12.3	37.0	48.3	45.3
Other	1.0	6.2	2.0	8.6
	100.0%	100.0%	100.0%	100.0%

The assets of the U.S. Plan are overseen by the Teradyne Fiduciary Committee which is comprised of members of senior management drawn from appropriate diversified levels of the management team. The Fiduciary Committee is responsible for setting the policy that provides the framework for management of the U.S. Plan assets. In accordance with its responsibilities, the Fiduciary Committee meets on a regular basis to review the performance of the U.S. Plan assets and compliance with the investment policy. The policy sets forth an investment structure for managing U.S. Plan assets, including setting the asset allocation ranges, which are expected to provide an appropriate level of overall diversification required to maximize the long-term return on plan assets for a prudent and reasonable level of risk given prevailing market conditions, total investment return over the long term, and preservation of capital, while maintaining sufficient liquidity to pay the benefits of the U.S. Plan. The investment portfolio will not, at any time, have a direct investment in Teradyne stock. It may have indirect investment in Teradyne stock, if one of the funds selected by the investment manager invests in Teradyne stock. In developing the asset allocation ranges, third party asset allocation studies are periodically performed that consider the current and expected positions of the plan assets and funded status. Based on this study and other appropriate information, the Fiduciary Committee establishes asset allocation ranges taking into account acceptable risk targets and associated returns. The investment return objectives are to avoid excessive volatility and produce a rate of return that at least matches the Policy Index identified below. The manager's investment performance is reviewed at least annually. Results for the total portfolio and for each major category of assets are evaluated in comparison with appropriate market indices, the Policy Index, other similarly managed portfolios and the Consumer Price Index.

The target asset allocation and the index for each asset category for the U.S. Plan, per the investment policy, is as follows:

Asset Category:	Policy Index:	Target Allocation
Passive and Active Fixed Income	Barclays Capital Long Government Credit Index	85%
Equity (Large cap)	S&P 500 Stock Index	10
International Equity	MSCI EAFE Index (Net Dividends)	5

The assets of Teradyne's foreign pension plans are invested in funds which seek to combine long-term growth potential offered through equity exposure with the relative security provided by bonds and cash, and are governed locally by local management in accordance with specific jurisdictional requirements. Investments in the non-U.S. plans consist primarily of fixed-income and equity securities. These investments are valued using significant observable inputs (Level 2). The fair market value of assets for the international pension plans was $20.5 million as of December 31, 2011. There were no investments with significant unobservable inputs (Level 3) in the non-U.S. pension plans.

Teradyne's U.S. Plan invests primarily in common trust funds. Units held in the common trust funds are valued at the unit price as reported by the investment managers based on the asset value of the underlying investments; underlying investments in equity securities are valued at the last reported sales price, and underlying investments in fixed-income securities are generally valued using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. These investments are valued using significant observable inputs (Level 2). The fair market value of assets for the U.S. Plan was $319.1 million as of December 31, 2011. There were no investments with significant unobservable inputs (Level 3) in the U.S. Plan as of December 31, 2011.

The fair value of pension plan assets by asset category and by level at December 31, 2011 and December 31, 2010 were as follows:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Fixed income securities:				
Corporate debt securities	$—	$172,401	$—	$172,401
U.S. government securities	—	102,027	—	102,027
U.K. government securities	—	7,553	—	7,553
Asset backed securities	—	4,604	—	4,604
U.S. equity (large cap)	—	27,725	—	27,725
International equity	—	21,285	—	21,285
Guarantee annuity contract	—	2,863	—	2,863
Other	—	711	—	711
Cash and cash equivalents	—	412	—	412
Total	$—	$339,581	$—	$339,581

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Fixed income securities:				
Corporate debt securities	$—	$ 98,922	$—	$ 98,922
U.S. government securities	—	56,138	—	56,138
U.K. government securities	—	6,675	—	6,675
Asset backed securities	—	3,636	—	3,636
U.S. equity (large cap)	—	63,718	—	63,718
International equity	—	37,453	—	37,453
Real assets	—	13,790	—	13,790
U.S. equity (small cap)	—	9,721	—	9,721
Guarantee annuity contract	—	2,843	—	2,843
Other	—	1,419	—	1,419
Cash and cash equivalents	—	673	—	673
Total	$—	$294,988	$—	$294,988

Changes in the fair value of Level 3 pension plan assets for the year ended December 31, 2011 and December 31, 2010 were as follows:

	Level 3 Pension Plans' Assets			
	(in thousands)			
	Fixed income – corporate bonds	U.S. equity (small cap)	International equity	Total
Balance at December 31, 2009	$ 40,195	$ 15,905	$ 19,415	$75,515
Realized gains	10,912	1,721	4,129	16,762
Change in unrealized losses	(5,749)	(1,417)	(5,054)	(12,220)
Sales and purchases, net	(45,358)	(16,209)	(18,490)	(80,057)
Balance at December 31, 2010 and 2011	$ —	$ —	$ —	$ —

Contributions

Teradyne's funding policy is to make contributions to the plans in accordance with local laws and to the extent that such contributions are tax deductible. During 2011, Teradyne contributed $1.7 million to the U.S. Supplemental Executive Defined Benefit Pension Plan and $8.5 million to certain qualified plans for non-U.S. subsidiaries. During 2010, Teradyne contributed $50.5 million, which included a $45.0 million discretionary contribution to the U.S. Plan. During 2009, Teradyne contributed $12.4 million, which included a $7.5 million discretionary contribution to the U.S. Plan. 2012 contributions to certain Qualified Plans for non-U.S. subsidiaries are based on local statutory requirements and will be approximately $1.7 million. 2012 contributions to the U.S. Supplemental Executive Defined Benefit Pension Plan will be approximately $1.8 million. Teradyne does not expect to make any contributions to the U.S. Plan in 2012.

Expected Future Pension Benefits Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid as follows:

	United States	Foreign
	(in thousands)	
2012	$ 13,793	$ 1,685
2013	14,840	905
2014	15,846	1,401
2015	16,858	1,368
2016	18,094	2,016
2017-2021	103,454	12,215

Postretirement Benefit Plans

In addition to receiving pension benefits, U.S. Teradyne employees who meet early retirement eligibility requirements as of their termination dates may participate in Teradyne's Welfare Plan, which includes death, and medical and dental benefits up to age 65. Death benefits provide a fixed sum to retirees' survivors and are available to all retirees. Substantially all of Teradyne's current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees.

Teradyne uses a December 31 measurement date for its plan. The December 31 balances of the postretirement assets and obligations are shown below:

	2011	2010
	(in thousands)	
Assets and Obligations		
Change in benefit obligation:		
Projected benefit obligation:		
Beginning of year	$ 12,896	$ 18,699
Service cost	59	57
Interest cost	539	668
Actuarial loss (gain)	981	(882)
Benefits paid	(1,682)	(2,367)
Plan amendment	—	(3,279)
End of year	12,793	12,896
Change in plan assets:		
Fair value of plan assets:		
Beginning of year	—	—
Company contributions	1,682	2,367
Benefits paid	(1,682)	(2,367)
End of year	—	—
Funded status	$(12,793)	$(12,896)

The following table provides amounts recorded within the account line items of financial position as of December 31:

	2011	2010
	(in thousands)	
Accrued employees' compensation and withholdings	$ (1,484)	$ (1,720)
Retirement plans liability	(11,309)	(11,176)
Funded status	$(12,793)	$(12,896)

The following table provides amounts recognized in accumulated other comprehensive loss (income) as of December 31:

	2011	2010
	(in thousands)	
Net actuarial loss	$ 4,293	$ 3,492
Prior service credit	(4,025)	(4,623)
Total recognized in other comprehensive loss (income) before tax	268	(1,131)
Deferred tax asset	(516)	—
Total recognized in other comprehensive loss (income), net of tax	$ (248)	$(1,131)

The estimated portion of net actuarial loss and prior service credit remaining in accumulated other comprehensive income that is expected to be recognized as a component of net periodic postretirement benefit cost in 2012 is $0.3 million and $(0.6) million, respectively.

Expense

For the years ended December 31, 2011, 2010 and 2009, Teradyne's net periodic postretirement benefit costs were comprised of the following:

	2011	2010	2009
		(in thousands)	
Components of Net Periodic Postretirement Benefit Cost:			
Service cost	$ 59	$ 57	$ 109
Interest cost	539	668	1,092
Amortization of:			
Prior service credit	(598)	(416)	(234)
Net actuarial loss	179	86	228
Total net periodic postretirement benefit cost	179	395	1,195
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:			
Net actuarial loss (gain) arising during period	981	(882)	731
Net prior service credit arising during period	—	(3,279)	—
Reversal of amortization items:			
Prior service credit	598	416	234
Net actuarial loss	(179)	(86)	(228)
Total recognized in other comprehensive income	1,400	(3,831)	737
Total recognized in net periodic postretirement benefit cost and other comprehensive income	$1,579	$(3,436)	$1,932

Weighted Average Assumptions to Determine Net Periodic Postretirement Benefit Cost as of January 1

	2011	2010	2009
Discount rate	4.5%	5.1%	6.1%
Initial Health Care Cost Trend Rate	8.5	8.5	8.9
Ultimate Health Care Cost Trend Rate	5.0	5.0	5.0
Year in which Ultimate Health Care Cost Trend Rate is reached	2018	2018	2018

Weighted Average Assumptions to Determine Postretirement Benefit Obligation as of December 31

	2011	2010	2009
Discount rate	3.7%	4.5%	5.1%
Initial Medical Trend	9.0	8.5	8.5
Ultimate Health Care Trend	5.0	5.0	5.0
Medical cost trend rate decrease to ultimate rate in year	2018	2018	2018

Assumed health care trend rates could have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates for the year ended December 31, 2011, would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in thousands)	
Effect on total service and interest cost components	$ 20	$ (19)
Effect on postretirement benefit obligations	349	(326)

Expected Future Benefits Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Benefits Payments
	(in thousands)
2012	$1,484
2013	1,452
2014	1,309
2015	1,204
2016	1,167
2017-2021	4,338

N. STOCK BASED COMPENSATION

Stock Compensation Plans

At Teradyne's annual meeting of stockholders held May 28, 2009, Teradyne's stockholders approved an amendment to Teradyne's 2006 Equity and Cash Compensation Incentive Plan to increase the number of shares issuable by 10.0 million for an aggregate of 22.0 million shares issuable thereunder. Teradyne's stockholders also approved an amendment to Teradyne's 1996 Employee Stock Purchase Plan to increase the number of shares issuable by 5.0 million, for an aggregate of 25.4 million shares issuable thereunder.

Restricted stock unit awards granted to employees vest in equal annual installments over four years. Restricted stock unit awards granted to non-employee directors vest after a one year period, with 100% of the award vesting on the first anniversary of the grant date. A portion of the restricted stock unit awards granted to executive officers is subject to time-based vesting and a portion of the 2011 and 2010 awards was subject to performance-based vesting. The percentage level of performance satisfied for performance-based grants is assessed on or near the anniversary of the grant date and, in turn, that percentage level determines the number of performance-based restricted stock units available for vesting over the vesting period; portions of the performance-based grants not available for vesting will be forfeited.

In 2011, 2010 and 2009, Teradyne granted service based stock options to executive officers. These stock options vest in equal installments over four years and have a term of seven years.

Stock compensation plan activity for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
	(in thousands)		
Restricted Stock Units:			
Non-vested at January 1	6,963	6,896	5,147
Awarded	1,936	2,626	4,074
Vested	(2,624)	(2,406)	(1,381)
Forfeited	(435)	(153)	(944)
Non-vested at December 31	5,840	6,963	6,896
Stock Options:			
Outstanding at January 1	7,194	11,238	16,791
Granted	145	329	1,071
Assumed from acquisition	2,828	—	—
Exercised	(965)	(4,031)	(1,848)
Forfeited	—	—	(17)
Cancelled	(3,867)	(342)	(4,759)
Outstanding at December 31	5,335	7,194	11,238
Vested and expected to vest at December 31	4,904	7,193	11,234
Exercisable at December 31	1,844	6,046	9,865

Total shares available for the years 2011, 2010 and 2009:

	2011	2010	2009
	(in thousands)		
Shares available:			
Available for grant at January 1	9,851	12,653	6,875
Options granted	(145)	(329)	(1,071)
Restricted stock units granted	(1,936)	(2,626)	(4,074)
Restricted stock units forfeited	435	153	923
Additional shares reserved	—	—	10,000
Available for grant at December 31	8,205	9,851	12,653

Weighted-average restricted stock unit award date fair value information for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
Non-vested at January 1	$ 7.92	$7.31	$10.55
Awarded	15.77	9.39	4.93
Vested	8.56	7.73	10.87
Forfeited	9.24	8.11	8.02
Non-vested at December 31	$10.01	$7.92	$ 7.31

Restricted stock unit awards aggregate intrinsic value information at December 31 for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
		(in thousands)	
Outstanding	$79,598	$97,762	$73,990
Expected to vest	75,860	90,283	67,476

Restricted stock units weighted average contractual terms (in years) information at December 31, for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
Outstanding	1.04	1.13	1.31
Expected to vest	1.03	1.12	1.30

Weighted average stock options exercise price information for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
Outstanding at January 1	$16.32	$13.87	$14.66
Options granted	16.23	9.34	4.92
Assumed from acquisition	2.69	—	—
Options exercised	4.38	8.65	3.52
Options forfeited	—	—	5.35
Options cancelled	26.38	19.54	18.73
Outstanding at December 31	4.12	16.32	13.87
Exercisable at December 31	4.10	18.24	15.10

Stock option aggregate intrinsic value information for the years ended December 31, 2011, 2010 and 2009 follows:

	2011	2010	2009
		(in thousands)	
Exercised	$11,307	$15,096	$ 5,126
Outstanding	51,306	30,871	30,533
Vested and expected to vest	46,655	30,868	30,510
Exercisable	17,766	21,872	22,726

Stock options weighted average contractual terms (in years) information at December 31, for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
Outstanding	6.4	2.3	2.9
Vested and Expected to vest	7.5	5.4	3.4
Exercisable	4.0	1.7	2.4

Significant option groups outstanding at December 31, 2011 and related weighted average price and remaining contractual life information follow:

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Weighted-Average Remaining Contractual Life (Years)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
		(shares in thousands)			
$ 0.47 – $2.21	6.76	1,493	$1.60	505	$1.00
$ 2.34 – $2.67	8.79	1,324	2.66	41	2.56
$2.74 – $4.81	4.54	1,466	3.98	864	3.59
$5.80 – $16.78	5.34	1,052	9.73	434	8.85
		5,335	$4.12	1,844	$4.10

As of December 31, 2011, total unrecognized expense related to non-vested restricted stock unit awards and stock options totaled $60.3 million, and are expected to be recognized over a weighted average period of 2.6 years.

Employee Stock Purchase Plan

Under the Teradyne 1996 Employee Stock Purchase Plan, eligible employees (including executive officers) may purchase shares of common stock through regular payroll deductions of up to 10% of their compensation, to a maximum of shares with a fair market value of $25,000 per calendar year, not to exceed 6,000 shares. Under the plan, the price paid for the common stock is equal to 85% of the lower of the fair market value of Teradyne's common stock on the first business day and the last business day of each six month purchase period within each year. In July 2011, 0.6 million shares of common stock were issued to employees who participated in the plan during the first half of 2011, at the price of $11.65 per share. In January 2012, Teradyne issued 0.6 million shares of common stock to employees who participated in the plan during the second half of 2011, at the price of $11.59 per share.

O. SAVINGS PLAN

Teradyne sponsors a defined contribution employee retirement Savings Plan covering substantially all U.S. employees. Under the Savings Plan, employees may contribute up to 20% of their compensation (subject to Internal Revenue Service limitations). In January 2009, Teradyne amended the Savings Plan to eliminate a fixed formula used to calculate the match and provide for a variable discretionary match to be determined each year. In 2011 and 2010, Teradyne matched 100% of eligible employee contributions up to 4% of their compensation for employees not accruing benefits in the U.S. Qualified Pension Plan. In 2009, Teradyne matched 100% of eligible employee contributions up to 2% of their compensation for employees not accruing benefits in the U.S. Qualified Pension Plan. There was no match for employees still actively accruing benefits in the U.S. Qualified Pension Plan.

Teradyne's contributions vest 25% per year for the first four years of employment, and contributions for those employees with four years of service vest immediately. Teradyne also has established an unfunded Supplemental Savings Plan to provide savings benefits in excess of those allowed by ERISA and the IRC. The provisions of this plan are the same as the Savings Plan. Under Teradyne's savings plans, amounts charged to the statement of operations were $4.5 million in 2011, $4.9 million in 2010, and $1.7 million in 2009.

P. INCOME TAXES

The components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes from continuing operations as shown in the consolidated statements of operations were as follows:

	2011	2010	2009
		(in thousands)	
Income (loss) from continuing operations before income taxes:			
U.S.	$ 73,618	$118,185	$ (17,674)
Non-U.S.	145,019	270,921	(126,210)
	$ 218,637	$389,106	$(143,884)
Provision (benefit) for income taxes from continuing operations:			
Current:			
U.S. Federal	$ 3,668	$ (1,555)	$ (6,612)
Non-U.S.	23,994	16,547	2,131
State	760	553	716
	28,422	15,545	(3,765)
Deferred:			
U.S. Federal	(139,929)	—	—
Non-U.S.	(10,269)	(1,041)	(4,756)
State	(7,480)	—	—
	(157,678)	(1,041)	(4,756)
Total (benefit) provision for income taxes from continuing operations:	$(129,256)	$ 14,504	$ (8,521)

For the year ended December 31, 2011, income tax benefit from continuing operations totaled $129.3 million, primarily attributable to the reduction of Teradyne's deferred income tax valuation allowance. As of December 31, 2011 Teradyne evaluated the likelihood that it would realize the deferred income taxes to offset future taxable income and concluded that it is more likely than not that a substantial majority of its deferred tax assets will be realized through consideration of both the positive and negative evidence. The evidence consisted primarily of its three year U.S. historical cumulative profitability, projected future taxable income, forecasted utilization of the deferred tax assets and the fourth quarter of 2011 acquisition of LitePoint, offset by the volatility of the industries Teradyne operates in, primarily the semiconductor industry. As such, Teradyne reduced the valuation allowance by $190.2 million, which was recorded as a tax benefit in the year ended December 31, 2011. Teradyne maintains a valuation allowance for certain deferred tax assets of $51.1 million, primarily related to excess stock compensation deductions associated with pre-2006 activity, state net operating losses and state tax credit carryforwards, due to the uncertainty regarding their realization. Adjustments could be required in the future if its estimate that the amount of deferred tax assets to be realized is more or less than the net amount Teradyne has recorded.

For the year ended December 31, 2010, income tax expense from continuing operations totaled $14.5 million, primarily related to tax provisions for foreign taxes. For the year ended December 31, 2009, income tax benefit from continuing operations totaled $8.5 million, primarily related to Federal net operating loss carryback claims. The Federal carryback refund claims are the result of losses incurred by Nextest and Eagle Test since their acquisition by Teradyne and for income taxes paid by Nextest and Eagle Test prior to their acquisition by Teradyne. The claims are due to the change in tax law enacted in November 2009 which extended the carryback period for operating losses from two years to five years.

The total income tax provision (benefit) for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
	(in thousands)		
Continuing operations	$(129,256)	$14,504	$(8,521)
Discontinued operations	4,311	278	(279)
Total income tax provision (benefit)	$(124,945)	$14,782	$(8,800)

Significant components of Teradyne's deferred tax assets (liabilities) as of December 31, 2011 and 2010 were as follows:

	2011	2010
	(in thousands)	
Deferred tax assets:		
Net operating and capital loss carryforwards	$ 37,899	$ 75,375
Tax credits	76,248	81,324
Inventory valuations	42,760	47,203
Pension liability	21,119	17,029
Research and development	10,028	20,586
Accruals	13,817	19,806
Equity compensation	8,729	8,139
Vacation accrual	6,267	6,322
Other	398	1,814
Deferred revenue	35,869	31,339
Gross deferred tax assets	253,134	308,937
Less: valuation allowance	(51,066)	(241,261)
Total deferred tax assets	202,068	67,676
Deferred tax liabilities:		
Marketable securities	(827)	—
Intangible assets	(144,925)	(46,717)
Excess of tax over book depreciation	(18,417)	(8,078)
Total deferred tax liabilities	(164,169)	(54,795)
Net deferred assets	$ 37,899	$ 12,881

At December 31, 2011, Teradyne had operating loss carryforwards that expire in the following years:

	U.S. Federal Operating Loss Carryforwards	State Net Operating Loss Carryforwards	Foreign Net Operating Loss Carryforwards
		(in thousands)	
2012	$ —	$ 49	$ —
2013	—	408	—
2014	—	72	—
2015	—	8	—
2016	—	69	—
2017-2022	28,182	3,729	—
2023-2025	—	1,066	—
Beyond 2025	65,403	3,927	475
Non-expiring	—	—	8,801
Total	$93,585	$9,328	$9,276

Of the U.S. Federal operating loss carryforwards, $28.2 million relates to the acquisition of GenRad, Inc. in 2001. The GenRad losses are limited in the amount that can be used as a result of "change in ownership" rules as defined in the Internal Revenue Code of 1986. The net operating loss carryforward includes $2.2 million of excess tax deduction related to stock based compensation which has not been recognized for financial statement purposes.

Teradyne has approximately $110.8 million of tax credit carry forwards. Federal business tax credits of approximately $27.5 million expire in the years 2019 through 2031. Teradyne has foreign tax credits of approximately $30.1 million expiring in the years 2013 through 2021 and alternative minimum tax credits of approximately $6.6 million, which do not expire. In addition, there are state tax credits of $46.6 million which begin to expire in 2012.

During 2011, Teradyne's beginning of the year valuation allowance decreased by $190.2 million due to release of valuation allowance. During 2010 Teradyne's valuation allowance decreased by $60.0 million primarily due to the reduction in the deferred tax assets related to the decrease in net operating loss carryovers used in 2010. During 2009, Teradyne's valuation allowance increased by $10.9 million primarily due to the reduction in the deferred tax liability related to purchased intangibles.

A reconciliation of the effective tax rate for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
U.S. statutory federal tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	—	0.4	(0.4)
Foreign taxes	(11.3)	(14.3)	(25.9)
Valuation allowance	(87.7)	(17.4)	(5.9)
Current year tax credits	—	—	0.8
Prior year refund claims	—	0.1	1.6
Other U.S. permanent items	5.7	—	0.3
Other, net	(0.8)	—	0.7
	(59.1)%	3.8%	6.2%

As of December 31, 2011, Teradyne has open tax years beginning in 2006 for major jurisdictions including the U.S., Japan, Singapore and the United Kingdom. Teradyne records all interest and penalties related to income taxes as a component of income tax expense. Accrued interest and penalties related to income tax items at December 31, 2011 were not material.

Teradyne's unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
		(in thousands)	
Beginning balance, as of January 1	$12,028	$12,767	$13,918
Additions:			
Tax positions for current year	6,131	106	—
Tax positions for prior years	1,296	2,435	396
Acquired tax positions	1,388	—	—
Reductions:			
Tax positions for prior years	(1,165)	(3,280)	(1,547)
Settlements with tax authorities	—	—	—
Ending Balance as of December 31	$19,678	$12,028	$12,767

Current year and prior year additions include assessment of potential transfer pricing issues worldwide, federal tax credits, and state tax credits. Acquired tax positions include federal tax credits, state tax credits and domestic production activities deduction. Reductions for tax positions for prior years relate to statute expiration. Of the $19.7 million of unrecognized tax benefits as of December 31, 2011, $17.9 million would impact the consolidated income tax rate if ultimately recognized. The remaining $1.8 million would impact the valuation allowance if recognized.

As of December 31, 2011, a deferred tax liability has not been established for approximately $276.1 million of cumulative undistributed earnings of non-U.S. subsidiaries, as Teradyne plans to keep these amounts permanently reinvested overseas. Beginning in 2006, Teradyne received from Singapore tax incentives for earnings from investments and related activities that began in that country in 2005. These incentives extend through 2015.

Q. OPERATING SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

Teradyne has three operating segments (Semiconductor Test, Systems Test Group and Wireless Test), which are its reportable segments. The Semiconductor Test segment includes operations related to the design, manufacturing and marketing of semiconductor test products and services. The Systems Test Group segment includes operations related to the design, manufacturing and marketing of products and services for military/ aerospace instrumentation test, storage test and circuit-board test. The Wireless Test segment includes operations related to the design, manufacturing and marketing of wireless test products and services. Each operating segment has a segment manager who is directly accountable to and maintains regular contact with Teradyne's chief operating decision maker (Teradyne's chief executive officer) to discuss operating activities, financial results, forecasts, and plans for the segment.

Teradyne evaluates performance using several factors, of which the primary financial measure is business segment income from continuing operations before taxes. The accounting policies of the business segments are the same as those described in Note B: "Accounting Policies".

Segment information for the years ending December 31, 2011, 2010 and 2009 is as follows:

	Semiconductor Test	Systems Test Group	Wireless Test	Corporate And Eliminations	Consolidated
			(in thousands)		
2011					
Net revenue	$1,106,191	$294,480	$ 28,390	$ —	$1,429,061
Income (loss) from continuing operations before taxes (1)(2)	213,082	51,979	(20,579)	(25,845)	218,637
Total assets from continuing operations (3)	581,026	77,277	725,940	804,396	2,188,639
Property additions (4)	76,164	4,043	794	5,096	86,097
Depreciation and amortization expense (4)	68,435	3,353	13,057	28,479	113,324
2010					
Net revenue	$1,413,295	$152,867	$ —	$ —	$1,566,162
(Loss) income from continuing operations before taxes (1)(2)	417,154	(8,433)	—	(19,615)	389,106
Total assets from continuing operations (3)	611,694	95,402	—	1,094,077	1,801,173
Property additions (4)	69,935	3,142	—	2,967	76,044
Depreciation and amortization expense (4)	71,280	2,794	—	24,953	99,027
2009					
Net revenue	$ 552,402	$225,023	$ —	$ —	$ 777,425
Loss from continuing operations before taxes (1)(2)	(131,520)	11,589	—	(23,953)	(143,884)
Total assets from continuing operations (3)	602,841	89,248	—	533,371	1,225,460
Property additions (4)	38,502	2,460	—	344	41,306
Depreciation and amortization expense (4)	82,434	4,256	—	17,721	104,411

(1) Interest income and interest expense and other are included in Corporate and Eliminations.
(2) Included in income from continuing operations before taxes are charges and credits related to restructuring and other, net, real estate gains (losses), investments, inventory provision recovery and inventory write downs.
(3) Total business assets are directly attributable to each business. Corporate assets consist of cash and cash equivalents, marketable securities, unallocated fixed assets of support departments, common facilities and certain other assets.
(4) Corporate property additions and depreciation and amortization expense include items attributable to the unallocated fixed assets of support departments and common facilities.

Included in the Semiconductor Test segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Cost of revenues—inventory charge (1)	$10,370	$4,521	$20,317
Cost of revenues—inventory step-up (2)	—	—	15,413
Restructuring and other, net	2,142	1,437	29,512

(1) Included in the cost of revenues for the year ended December 31, 2011 are charges for excess inventory provision recorded primarily as a result of product transition. Included in the cost of revenues for the year ended December 31, 2009 are charges for excess inventory provision recorded as a result of the significant decrease in forecasted semiconductor demand coupled with a product transition.
(2) Included in the cost of revenues for the year ended December 31, 2009 is the cost for purchase accounting inventory step-up.

Included in the Systems Test Group segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Cost of revenues—inventory charge	$1,090	$ 1,450	$4,495
Restructuring and other, net	(300)	(2,133)	2,555

Included in the Wireless Test segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Cost of revenues—inventory charge	$ 141	$—	$—
Cost of revenues—inventory step-up (1)	12,178	—	—

(1) Included in the cost of revenues for the year ended December 31, 2011 is the cost for purchase accounting inventory step-up.

Included in the Corporate and Eliminations segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2011	2010	2009
	(in thousands)		
Restructuring and other, net charge	$6,361	$(121)	$3,242

Information as to Teradyne's revenue in different geographical areas is as follows:

	2011	2010	2009
		(in thousands)	
Revenue to unaffiliated customers (1):			
United States	$ 221,895	$ 235,171	$196,073
China	180,441	136,628	42,343
Taiwan	172,700	286,138	111,838
Japan	148,699	77,518	42,879
Korea	145,958	124,738	40,242
Malaysia	138,107	207,471	91,526
Philippines	130,484	185,533	43,723
Europe	101,208	99,580	57,257
Singapore	90,622	145,543	67,211
Thailand	80,539	56,978	73,013
Rest of the World	18,408	10,864	11,320
	$1,429,061	$1,566,162	$777,425

(1) Revenues are attributable to geographic areas based on location of customer site.

In 2011 and 2010, no customer accounted for more than 10% of total consolidated revenue. For the year ended December 31, 2009, one Systems Test Group customer accounted for approximately 13% of total consolidated revenue.

Long-lived assets by geographic area:

	United States	Foreign Countries	Total
		(in thousands)	
December 31, 2011	$192,336	$39,871	$232,207
December 31, 2010	196,683	34,425	231,108

R. STOCK REPURCHASE PROGRAM

In November 2010, the Board cancelled the November 2007 stock repurchase program and authorized a new stock repurchase program for up to $200 million. The cumulative repurchases under the new program as of December 31, 2011 totaled 2.6 million shares of common stock for $31.2 million at an average price of $11.84.

SUPPLEMENTARY INFORMATION
(Unaudited)

The following sets forth certain unaudited consolidated quarterly statements of operations data for each of Teradyne's last eight quarters. In management's opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement for the periods presented. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with the audited consolidated financial statements of Teradyne and the notes thereto included elsewhere herein.

	2011			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(1)	(2)	(3)	(4)
	(in thousands, except per share amounts)			
Net revenues:				
Products	$315,719	$341,316	$274,944	$ 228,212
Services	61,442	69,203	69,445	68,780
Total net revenues	377,161	410,519	344,389	296,992
Cost of revenues:				
Cost of products	153,363	159,995	138,617	125,091
Cost of services	31,389	35,438	35,927	35,548
Total cost of revenues	184,752	195,433	174,544	160,639
Gross profit	192,409	215,086	169,845	136,353
Operating expenses:				
Engineering and development	47,977	47,393	46,799	53,431
Selling and administrative	58,229	57,481	55,304	62,697
Acquired intangible assets amortization	7,291	7,291	6,754	19,129
Restructuring and other, net	413	1,279	1,465	5,046
Total operating expenses	113,910	113,444	110,322	140,303
Income from operations	78,499	101,642	59,523	(3,950)
Interest income	1,287	1,403	3,049	878
Interest expense and other	(6,176)	(5,316)	(6,068)	(6,134)
Income from continuing operations before taxes	73,610	97,729	56,504	(9,206)
Provision (benefit) for income taxes	5,486	7,839	1,759	(144,340)
Income from continuing operations	68,124	89,890	54,745	135,134
Income from discontinued operations before income taxes	1,278	—	—	—
Income tax benefit	(267)	—	—	—
Income from discontinued operations	1,545	—	—	—
Gain (Loss) on disposal of discontinued operations (net of income tax provision of $4,578)	25,203	(832)	—	—
Net income	$ 94,872	$ 89,058	$ 54,745	$ 135,134
Income per common share from continuing operation—basic	$ 0.37	$ 0.48	$ 0.30	$ 0.74
Income per common share from continuing operation—diluted	$ 0.29	$ 0.39	$ 0.25	$ 0.61
Net income per common share—basic	$ 0.51	$ 0.48	$ 0.30	$ 0.74
Net income per common share—diluted	$ 0.41	$ 0.39	$ 0.25	$ 0.61

(1) Restructuring and other, net includes $0.8 million of severance charges related to headcount reductions of approximately 5 people in Semiconductor Test Group and $(0.4) million credit related to early exit of previously impaired leased facilities in Westford and North Reading, Massachusetts.

(2) Restructuring and other, net includes $0.3 million of severance charges related to headcount reductions of approximately 2 people in Semiconductor Test Group and $0.9 million related to pension settlement charges.
(3) Restructuring and other, net includes $1.4 million of charges related to the acquisition of LitePoint.
(4) Restructuring and other, net includes $1.7 million of charges related to Pension Settlement and $3.3 million to the acquisition of LitePoint.

	2010			
	1st Quarter (1)	2nd Quarter (2)	3rd Quarter (3)	4th Quarter (4)
	(in thousands, except per share amounts)			
Net revenues:				
Products	$263,486	$386,734	$432,030	$248,692
Services	55,852	58,537	59,361	61,470
Total net revenues	319,338	445,271	491,391	310,162
Cost of revenues:				
Cost of products	120,872	164,421	188,758	117,457
Cost of services	28,589	29,948	30,834	29,317
Total cost of revenues	149,461	194,369	219,592	146,774
Gross profit	169,877	250,902	271,799	163,388
Operating expenses:				
Engineering and development	47,937	49,341	49,048	46,691
Selling and administrative	54,686	57,730	60,560	53,844
Acquired intangible assets amortization	7,356	7,313	7,291	7,290
Restructuring and other, net	904	371	(1,977)	(115)
Total operating expenses	110,883	114,755	114,922	107,710
Income from operations	58,994	136,147	156,877	55,678
Interest income	502	3,361	758	1,240
Interest expense and other	(5,567)	(7,435)	(5,325)	(6,124)
Income from continuing operations before taxes	53,929	132,073	152,310	50,794
Provision (benefit) for income taxes	4,830	9,473	6,606	(6,405)
Income from continuing operations	49,099	122,600	145,704	57,199
Income (loss) from discontinued operations before income taxes	1,001	(381)	1,706	3,080
Income tax provision	—	70	70	138
Income (loss) from discontinued operations	1,001	(451)	1,636	2,942
Net income	$ 50,100	$122,149	$147,340	$ 60,141
Income per common share from continuing operation—basic	$ 0.28	$ 0.68	$ 0.80	$ 0.31
Income per common share from continuing operation—diluted	$ 0.24	$ 0.55	$ 0.65	$ 0.26
Net income per common share—basic	$ 0.28	$ 0.68	$ 0.81	$ 0.33
Net income per common share—diluted	$ 0.24	$ 0.55	$ 0.66	$ 0.27

(1) Restructuring and other, net includes $0.9 million of severance charges related to headcount reductions of approximately 5 people in Semiconductor Test Group.
(2) Restructuring and other, net includes $0.4 million of severance charges related to headcount reductions of approximately 7 people in System Test Group.

(3) Restructuring and other, net includes $0.5 million of severance charges related to headcount reduction of approximately 10 people in System Test Group and $(2.5) million credit related to early exit of previously impaired leased facilities in Westford, Massachusetts.
(4) Restructuring and other, net includes $0.2 million of severance charges related to headcount reductions of approximately 2 people in Semiconductor Test Group and $(0.2) million credit related to early exit of previously impaired leased facilities in Westford, Massachusetts.

Item 9: *Changes in and disagreements with accountants on accounting and financial disclosure*

None.

Item 9A: *Controls and procedures*

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

In accordance with SEC responses to frequently asked questions regarding the evaluation of internal control of entities subject to a business combination, we have excluded LitePoint Corporation from our assessment of internal control over financial reporting as of December 31, 2011. As previously announced, we acquired LitePoint Corporation on October 5, 2011 pursuant to an Agreement and Plan of Merger, dated as of September 14, 2011. The total assets and total revenues of LitePoint Corporation represent 3% and 2%, respectively, of our consolidated financial statement amounts as of and for the year ended December 31, 2011.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included under Item 8 of this Annual Report.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B: *Other Information*

None.

PART III

Item 10: *Directors, Executive Officers and Corporate Governance.*

Certain information relating to our directors and executive officers, committee information, reports and charters, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2012. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein. Also see "Item 1: Business—Our Executive Officers."

Item 11: *Executive Compensation.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2012. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein.

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2012. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein. Also see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Equity Compensation Plans."

Item 13: *Certain Relationships and Related Transactions, and Director Independence.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2012. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein.

Item 14: *Principal Accountant Fees and Services.*

Certain information relating to audit fees and other of Teradyne's independent registered public accounting firm is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2012. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Audit Committee Report included in such proxy statement is specifically not incorporated herein.

PART IV

Item 15: ***Exhibits and Financial Statement Schedules.***

15(a)(1) Financial Statements

The following consolidated financial statements are included in Item 8:

15(a)(2) Financial Statement Schedules

The following consolidated financial statement schedule is included in Item 15(c):

Schedule II—Valuation and Qualifying Accounts

Schedules other than those listed above have been omitted since they are either not required or information is otherwise included.

15(a)(3) Listing of Exhibits

The Exhibits which are filed with this report or which are incorporated by reference herein are set forth in the Exhibit Index.

15(c) Financial Statement Schedules

TERADYNE, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Other	Deductions	Balance at End of Period
		(in thousands)			
Valuation reserve deducted in the balance sheet from the asset to which it applies:					
Accounts receivable:					
2011 Allowance for doubtful accounts	$3,752	$—	$429	$ 79	$4,102
2010 Allowance for doubtful accounts	$3,770	$—	$—	$ 18	$3,752
2009 Allowance for doubtful accounts	$4,712	$—	$—	$942	$3,770

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Other	Deductions	Balance at End of Period
		(in thousands)			
Valuation reserve deducted in the balance sheet from the asset to which it applies:					
Inventory:					
2011 Inventory reserve	$122,434	$11,601	$6,815	$17,338	$123,512
2010 Inventory reserve	$125,320	$ 5,971	$4,111	$12,967	$122,434
2009 Inventory reserve	$125,130	$24,812	$9,286	$33,908	$125,320

EXHIBIT INDEX

The following designated exhibits are, as indicated below, either filed herewith or have heretofore been filed with the Securities and Exchange Commission and are referred to and incorporated by reference to such filings.

Exhibit No.	Description	SEC Document Reference
2.1	Agreement and Plan of Merger by and among Teradyne, Inc., Lager Acquisition Corp., LitePoint Corporation and Michael Goguen as the Stockholder Representative dated September 14, 2011.	Exhibit 2.1 to Teradyne's Current Report on Form 8-K filed October 6, 2011.
3.1	Restated Articles of Organization, as amended.	Exhibit 3.01 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 2, 2000.
3.2	Amended and Restated By-laws, as amended.	Exhibit 3.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
4.1	Indenture dated as of April 6, 2009 between Teradyne and U.S. Bank National Association as trustee, together with form of Note.	Exhibit 4.1 to Teradyne's Current Report on Form 8-K filed April 6, 2009.
4.2	Form of Note.	Included in Exhibit 4.1 to Teradyne's Current Report on Form 8-K filed April 6, 2009.
10.1†	Standard Manufacturing Agreement entered into as of November 24, 2003 by and between Teradyne and Solectron.	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.2†	Amendment 1 to Standard Manufacturing Agreement, dated as of January 18, 2007, by and between Teradyne and Solectron.	Exhibit 10.2 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.3†	Second Amendment to Standard Manufacturing Agreement, dated as of August 27, 2007, by and between Teradyne and Solectron.	Exhibit 10.3 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.4	Fifth Amendment to Standard Manufacturing Agreement, dated as of July 17, 2009, by and between Teradyne and Flextronics Corporation.	Exhibit 10.4 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
10.5†	Sixth Amendment to Standard Manufacturing Agreement, dated as of July 27, 2009, by and between Teradyne and Flextronics Corporation.	Exhibit 10.5 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
10.6	Addendum to Standard Manufacturing Agreement (Authorized Purchase Agreement) – Revised July 1, 2010.	Exhibit 10.6 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Exhibit No.	Description	SEC Document Reference
10.7	2006 Equity and Cash Compensation Incentive Plan, as amended.*	Exhibit 10.6 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
10.8	Form of Performance-Based Restricted Stock Unit Agreement for Executive Officers under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.8 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.9	Form of Time-Based Restricted Stock Unit Agreement for Executive Officers under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.9 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.10	Form of Restricted Stock Unit Agreement for Directors under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.10 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.11	1997 Employee Stock Option Plan, as amended and restated.*	Exhibit 10.2 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and Exhibit 10.5 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.12	Form of Option Agreement under the 1997 Employee Stock Option Plan.*	Exhibit 10.47 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.13	Form of Restricted Stock Unit Agreement for Executive Officers under the 1997 Employee Stock Option Plan.*	Exhibit 10.1 to Teradyne's Current Report on Form 8-K filed January 30, 2006.
10.14	Form of Restricted Stock Unit Agreement for Directors under the 1997 Employee Stock Option Plan.*	Exhibit 10.2 to Teradyne's Current Report on Form 8-K filed January 30, 2006.
10.15	1996 Non-Employee Director Stock Option Plan, as amended.*	Exhibit 10.24 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Exhibit 10.4 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.16	Form of Option Agreement under 1996 Non-Employee director Stock Option Plan.*	Exhibit 10.48 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.17	1996 Employee Stock Purchase Plan, as amended.*	Exhibit 10.17 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
10.18	1991 Employee Stock Option Plan, as amended.*	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended June 2, 2002 and Exhibit 10.2 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Exhibit No.	Description	SEC Document Reference
10.19	Form of Option Agreement under 1991 Employee Stock Option Plan.*	Exhibit 10.46 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.20	Deferral Plan for Non-Employee Directors, as amended.*	Exhibit 10.2 to Teradyne's Quarterly Report on form 10-Q for the quarter ended September 28, 2008.
10.21	Supplemental Savings Plan, as amended and restated.*	Exhibit 10.18 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.22	Supplemental Executive Retirement Plan, as restated.*	Exhibit 10.19 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.23	Amended and Restated Executive Officer Change in Control Agreement dated December 30, 2008 between Teradyne and Michael A. Bradley.*	Exhibit 99.5 to Teradyne's Current Report on Form 8-K filed January 6, 2009.
10.24	Amended and Restated Agreement Regarding Termination Benefits between Teradyne and Michael A. Bradley.*	Exhibit 99.6 to Teradyne's Current Report on Form 8-K filed January 6, 2009.
10.25	Employment Agreement dated July 30, 2004 between Teradyne and Michael A. Bradley.*	Exhibit 10.38 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.26	Employment Agreement dated August 9, 2004 between Teradyne and Gregory R. Beecher.*	Exhibit 10.40 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.27	Employment Agreement dated August 9, 2004 between Teradyne and Jeffrey Hotchkiss.*	Exhibit 10.41 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.28	Employment Agreement dated May 7, 2004 between Teradyne and Mark Jagiela.*	Exhibit 10.37 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.29	Amended and Restated Executive Officer Change in Control Agreement dated December 30, 2008 between Teradyne and Gregory R. Beecher.*	Exhibit 99.1 to Teradyne's Current Report on Form 8-K filed January 6, 2009.
10.30	Amended and Restated Executive Officer Change in Control Agreement dated December 30, 2008 between Teradyne and Jeffrey Hotchkiss.*	Exhibit 99.3 to Teradyne's Current Report on Form 8-K filed January 6, 2009.
10.31	Amended and Restated Executive Officer Change in Control Agreement dated December 30, 2008 between Teradyne and Mark Jagiela.*	Exhibit 99.4 to Teradyne's Current Report on Form 8-K filed January 6, 2009.

Exhibit No.	Description	SEC Document Reference
10.32	Change in Control Agreement dated May 29, 2009 between Teradyne and Charles J. Gray.	Exhibit 10.2 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended April 4, 2010.
10.33	Employment Agreement dated July 24, 2009 between Teradyne and Charles J. Gray.	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended April 4, 2010.
10.34	Form of Executive Officer Stock Option Agreement under 2006 Equity and Cash Compensation Incentive Plan, as amended.*	Exhibit 10.34 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
10.35	Form of Indemnification Agreement.*	Exhibit 10.24 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.36	Nextest Systems Corporation 1998 Equity Incentive Plan, as amended.	Exhibit 10.33 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.37	Nextest Systems Corporation 2006 Equity Incentive Plan.	Exhibit 10.34 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.38	Eagle Test Systems, Inc. 2003 Stock Option and Grant Plan.	Exhibit 10.35 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.39	Eagle Test Systems, Inc. 2006 Stock Option and Incentive Plan.	Exhibit 10.36 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.40	Convertible Note Hedge Transaction Confirmation dated as of March 31, 2009 between Teradyne and Goldman, Sachs & Co.	Exhibit 10.1 to Current Report on Form 8-K filed April 6, 2009.
10.41	Warrant Transaction Confirmation dated as of March 31, 2009 between Teradyne and Goldman, Sachs & Co.	Exhibit 10.2 to Current Report on Form 8-K filed April 6, 2009.
10.42	Amendment to Warrant Transaction Confirmation dated as of April 1, 2009 between Teradyne and Goldman, Sachs & Co.	Exhibit 10.3 to Current Report on Form 8-K filed April 6, 2009.
10.43	LitePoint Corporation 2002 Stock Plan	Filed herewith.
21.1	Subsidiaries of Teradyne.	Filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP.	Filed herewith.
31.1	Rule 13a-14(a) Certification of Principal Executive Officer.	Filed herewith.
31.2	Rule 13a-14(a) Certification of Principal Financial Officer.	Filed herewith.

Exhibit No.	Description	SEC Document Reference
32.1	Section 1350 Certification of Principal Executive Officer.	Furnished herewith.
32.2	Section 1350 Certification of Principal Financial Officer.	Furnished herewith.
101.INS**	XBRL Instance Document	
101.SCH**	XBRL Taxonomy Extension Schema Document	
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document	
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document	

† -Confidential treatment granted.

* -Management contract or compensatory plan.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 29th day of February, 2012.

TERADYNE, INC.

By: /s/ GREGORY R. BEECHER

Gregory R. Beecher,
Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALBERT CARNESALE **Albert Carnesale**	Chair of the Board	February 29, 2012
/s/ MICHAEL A. BRADLEY **Michael A. Bradley**	President and Chief Executive Officer (Principal Executive Officer)	February 29, 2012
/s/ GREGORY R. BEECHER **Gregory R. Beecher**	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 29, 2012
/s/ JAMES W. BAGLEY **James W. Bagley**	Director	February 29, 2012
/s/ DANIEL W. CHRISTMAN **Daniel W. Christman**	Director	February 29, 2012
/s/ EDWIN J. GILLIS **Edwin J. Gillis**	Director	February 29, 2012
/s/ TIMOTHY E. GUERTIN **Timothy E. Guertin**	Director	February 29, 2012
/s/ PAUL J. TUFANO **Paul J. Tufano**	Director	February 29, 2012
/s/ ROY A. VALLEE **Roy A. Vallee**	Director	February 29, 2012

EXHIBIT 31.1

CERTIFICATIONS

I, Michael A. Bradley, certify that:

1. I have reviewed this annual report on Form 10-K of Teradyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

By: /S/ MICHAEL A. BRADLEY

Michael A. Bradley
Chief Executive Officer

EXHIBIT 31.2

I, Gregory R. Beecher, certify that:

1. I have reviewed this annual report on Form 10-K of Teradyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

By: /s/ GREGORY R. BEECHER

Gregory R. Beecher
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Teradyne, Inc. (the "Company") on Form 10-K for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael A. Bradley, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL A. BRADLEY

Michael A. Bradley
Chief Executive Officer

February 29, 2012

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teradyne, Inc. (the "Company") on Form 10-K for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory R. Beecher, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY R. BEECHER

Gregory R. Beecher
Chief Financial Officer

February 29, 2012

TERADYNE

Fellow Shareholders,


Mike Bradley, Teradyne CEO

We posted another solid year in 2011 despite a slowdown in worldwide semiconductor device growth and constant uncertainty in world markets. Cyclical pullbacks in capital spending are not new to our industry and we saw another one in the second half of the year. While it wasn't the freefall of 2009, the test equipment sector did drop over 40% from the peak to trough quarter in this cycle.....dizzying for some industries, but normal for ours.

Despite that correction we performed very well, posting another strong year of operating profit and cash flow and registering our best back-to-back financial results in over ten years. That was accomplished through strong System-on-a-Chip (SOC) performance, growth in memory test and record numbers from our combined hard disk drive, defense and commercial board test businesses.

In the last four years, we've moved the Company from one whose results were determined mostly by market swings to one that delivers industry-leading performance independent of market gyrations. Three things have made this possible:

1. Financial discipline combined with a relentless focus on our core semiconductor test business, where we invest over $150 million every year to extend our SOC test market leadership and grow our share in memory test;
2. Entry into new markets, like storage test, through home-grown innovations including the Neptune hard disk drive test system;
3. Strategic acquisitions that strengthen our core or extend our reach into high-growth adjacent markets.

When you combine these initiatives with the strongest financial model in the industry, the results are impressive. As you can see in the adjacent chart, this strategy has moved our top line into the $1.5 billion range, up 36% from the level we were at just three years ago when the worldwide semiconductor test market was a comparable size. And our operating profit rate has increased by a factor of 7 from 3% of revenues to 21%.

In 2008, we led the consolidation of the semiconductor test market with the acquisitions of Eagle Test and Nextest and those business units have proven themselves with segment leadership in analog test and strong market share growth in memory test. Our storage test business has delivered $300 million in revenues since its launch less than three years ago and has become the industry standard for testing 2.5 inch mobile and enterprise hard disk drives.

Our prospects for future growth have been greatly enhanced with the acquisition of LitePoint late in 2011. LitePoint provides wireless test solutions for the latest generation of mobile consumer products like smart phones and tablets. That test market today is about $1 billion and is growing at 8% to 10% per year. We expect that LitePoint will represent at least 10% of Teradyne's total sales in 2012 and will outpace the robust wireless test market growth in the years ahead.


Revenue
Non - GAAP PBIT %
$1.8B
$1.6B
$1.4B
$1.2B
$1.0B
$0.8B
$0.6B
$0.4B
$0.2B
$0.0B
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
2008
2009
2010
2011
Teradyne Revenue and Operating Profit Rate[1]

	2008	2011
Semiconductor Test Market Size	$3.1B	$3.1B
Teradyne Sales	$1.05B	$1.43B
Teradyne Profit Rate	3.1%	20.8%
Teradyne Non-GAAP PBIT	$33M	$297M

Dramatic Revenue and Profit Gains at Comparable Semiconductor Market Sizes in 2008, 2011

1 Non-GAAP profit before interest and tax

The acquisition of LitePoint reveals much about our vision of the future. Mobile computing is the most powerful innovative force in the electronics industry today. Test technology touches the creative process at every step as products are envisioned, designed and mass-produced. Our leadership at the IC test level in semiconductor fabs and assembly lines around the world is unquestioned. Now LitePoint extends our reach into the final stage of test, verifying and calibrating the performance of wireless products such as smart phones, tablets and the "internet of things" that communicate without human involvement.


LITEPOINT
The LitePoint Team - Sunnyvale, California

But LitePoint is only a piece of the larger Teradyne picture....one which includes a zealous focus on customers, constant financial discipline and prudent use of our hard-earned capital resources.

Last year I told you that we had finished our first fifty years on an exceptional note and we were eager to start the next fifty. 2011 was a very good start...but we continue to look to the future. That future includes:

1. Steady market share growth in semiconductor test through superior test solutions;
2. Outpacing the wireless test market growth with LitePoint's expanding product portfolio;
3. Strong over-the-cycle financial performance with each business unit pulling its weight;
4. Careful deployment of our capital.

I'm extremely proud to be at the helm of Teradyne. I don't recall any time in the past where we've been as strong or have had as much promise looking forward. Our customers count on us every day to solve their most critical test challenges. You, our shareholders, can count on us too.

Michael A. Bradley
President & Chief Executive Officer
Teradyne, Inc.

TERADYNE
Teradyne, Inc.
600 Riverpark Drive
North Reading, MA 01864
978.370.2700

www.teradyne.com